     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 1995



                                                       REGISTRATION NO. 33-57891

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                               MEDITE CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                         2493                        93-0223870
 (State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
      of incorporation or        Classification Code Number)      Identification Number)
          organization)

                              THREE LINCOLN CENTRE
                          5430 LBJ FREEWAY, SUITE 1700
                              DALLAS, TEXAS 75240
                                 (214) 661-8028

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               MICHAEL A. SNETZER
                            CHIEF EXECUTIVE OFFICER
                               MEDITE CORPORATION
                              THREE LINCOLN CENTRE
                          5430 LBJ FREEWAY, SUITE 1700
                              DALLAS, TEXAS 75240
                                 (214) 661-8028

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------
                                   COPIES TO:

             ALAN C. LEET, ESQ.                            KRIS F. HEINZELMAN, ESQ.
              ROGERS & HARDIN                              CRAVATH, SWAINE & MOORE
              2700 CAIN TOWER                                  WORLDWIDE PLAZA
         229 PEACHTREE STREET, N.E.                           825 EIGHTH AVENUE
           ATLANTA, GEORGIA 30303                          NEW YORK, NEW YORK 10019
               (404) 522-4700                                   (212) 474-1000

                             ---------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /



                        CALCULATION OF REGISTRATION FEE



- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                 PROPOSED MAXIMUM
                                                     OFFERING     PROPOSED MAXIMUM   AMOUNT OF
     TITLE OF EACH CLASS OF       AMOUNT TO BE       PRICE PER        AGGREGATE    REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED(1)      SHARE(2)     OFFERING PRICE(2)    FEE(3)
- ------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.... 7,762,500 Shares      $16.00       $124,200,000    $42,827.59
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------



(1) Includes 1,012,500 shares to cover over-allotments, if any.



(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.



(3) Registration fee calculated on the basis of 1/29 of 1% of the proposed maximum offering price of $124,200,000. The Company has previously paid $39,652.79.

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               MEDITE CORPORATION

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

          FORM S-1 ITEM NUMBER AND HEADING                    PROSPECTUS CAPTION ON PAGE
- -----------------------------------------------------  ----------------------------------------
  1.  Forepart of Registration Statement and Outside
        Front Cover Page of Prospectus...............  Outside Front Cover Page of Prospectus

  2.  Inside Front and Outside Back Cover Pages of
        Prospectus...................................  Inside Front Page of Prospectus

  3.  Summary Information and Risk Factors...........  Prospectus Summary; Investment
                                                         Considerations

  4.  Use of Proceeds................................  Use of Proceeds

  5.  Determination of Offering Price................  Investment Considerations; Underwriters

  6.  Dilution.......................................  Dilution

  7.  Selling Security Holders.......................  *

  8.  Plan of Distribution...........................  Underwriters

  9.  Description of Securities to be Registered.....  Description of Capital Stock, Certain
                                                       United States Federal Tax Considerations
                                                         for Non-U.S. Holders of Common Stock

 10.  Interests of Named Experts and Counsel.........  Legal Matters

 11.  Information with Respect to Registrant.........  Prospectus Summary; Investment
                                                         Considerations; Use of Proceeds;
                                                         Capitalization; Dividend Policy;
                                                         Selected Financial Data; Management's
                                                         Discussion and Analysis of Financial
                                                         Condition and Results of Operations;
                                                         Business; Management; Security
                                                         Ownership in the Company and its
                                                         Affiliates; Certain Relationships and
                                                         Transactions; Description of Capital
                                                         Stock; Shares Eligible for Future
                                                         Sale; Additional Information;
                                                         Financial Statements

 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..................................  *

- ------------
* Inapplicable

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses are identical except for the cover pages. The cover page for the International Prospectus appears in the Registration Statement following the last page of the U.S. Prospectus.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)


Issued March 17, 1995



                                6,750,000 Shares

                                [MEDITE LOGO]

                                  COMMON STOCK
                            ------------------------


 OF THE 6,750,000 SHARES OF COMMON STOCK OFFERED HEREBY, 5,400,000 SHARES ARE
     BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 1,350,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE
    UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. SEE
       "UNDERWRITERS." PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
         MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY
      ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE
      BETWEEN $14.00 AND $16.00. SEE "UNDERWRITERS" FOR A DISCUSSION OF
           THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC
                               OFFERING PRICE.


                            ------------------------


  THE COMMON STOCK HAS BEEN APPROVED FOR TRADING ON THE NASDAQ NATIONAL MARKET


         UNDER THE SYMBOL MDFX, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.


                            ------------------------

     THIS OFFERING INVOLVES CERTAIN RISKS. SEE "INVESTMENT CONSIDERATIONS."
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                            UNDERWRITING
                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                            PUBLIC         COMMISSIONS(1)       COMPANY(2)
                                      ---------------     ----------------     --------------
Per Share.............................          $                 $                  $
Total(3)..............................          $                 $                  $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."


    (2) Before deducting expenses payable by the Company estimated at $515,549.



    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,012,500 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."

                            ------------------------


     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that the delivery
of the Shares will be made on or about April   , 1995, at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                            ------------------------

MORGAN STANLEY & CO.
       Incorporated

                               SALOMON BROTHERS INC
                                                               SMITH BARNEY INC.
April   , 1995

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL           , 1995 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    3
Recent Developments...................................................................    7
Investment Considerations.............................................................    8
Use of Proceeds.......................................................................   12
Dividend Policy.......................................................................   13
Capitalization........................................................................   14
Dilution..............................................................................   15
Selected Financial Data...............................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   18
Business..............................................................................   24
Management............................................................................   34
Certain Relationships and Transactions................................................   41
Security Ownership in the Company and its Affiliates..................................   43
Description of Capital Stock..........................................................   45
Shares Eligible for Future Sale.......................................................   47
Certain United States Federal Tax Considerations for Non-U.S. Holders of Common
  Stock...............................................................................   48
Underwriters..........................................................................   51
Legal Matters.........................................................................   53
Experts...............................................................................   53
Additional Information................................................................   53
Index of Financial Statements.........................................................  F-1


                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and with quarterly reports for the first three quarters of each year containing unaudited consolidated financial information.
                            ------------------------

        Medite(R) and Medex(R) are registered trademarks of the Company.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Except where otherwise indicated, all share and per-share data in this Prospectus and all other information relating to the Offering (i) assume no exercise of the Underwriters' over-allotment option and (ii) give effect to the 11,000 for 1 stock split with respect to the Common Stock effected on February 28, 1995 (the "Stock Split").

                                  THE COMPANY

     Medite Corporation (the "Company") is an international engineered wood products company focused primarily on the production and sale of medium density fiberboard ("MDF"). MDF, an environmentally efficient engineered building board, is a fiber-based product manufactured primarily from pre-commercial forest thinnings and forest product industry residuals (wood chips, shavings and sawdust) which are bonded together with resins to form a machineable composite panel. Compared to traditional timber products, MDF offers end users lower unit costs and physical characteristics that provide for less production waste and higher production efficiencies. These cost-in-use advantages have promoted the use of MDF in an increasing variety of applications, including furniture, cabinetry, shop fittings and joinery. Recent improvements in MDF's machinability, consistency and surface, coupled with specialty product introductions, have expanded MDF applications to include substitution for products used in millwork and moulding for both residential and commercial applications. In 1994, approximately 71% of the Company's sales and 75% of operating income were derived from its MDF operations.


     The Company sells MDF principally under the Medite(R) and Medex(R) trademarks to customers in North America (48% of 1994 MDF sales), Europe (43%) and the Far East (9%). The Company offers an unsurpassed range of specialty products, such as moisture resistant, flame retardant and formaldehyde-free MDF products, which in 1994 sold for substantially higher prices than, and resulted in operating margins approximately twice those of, the Company's standard MDF products. The Company believes that Medite(R) is the world's most recognized MDF trademark. In Europe, where name brand recognition is expected to play an increasingly important role in panel product marketing, Medite is well regarded for quality, specialty grades and an active and successful marketing program.



     The Company's MDF production facilities are located in the Republic of Ireland, Oregon and New Mexico. The Company expects that a capacity addition completed in late 1994 at its Ireland plant will increase the Company's annual production capacity by 25% to approximately 635,000 cubic meters ("M3") (300,000 M3 in Ireland and 335,000 M3 in North America). With the recently completed capacity addition in Ireland, the Company is the world's second largest MDF producer in terms of rated capacity.



     The Company believes MDF is among the most technologically complex wood products to manufacture, with specialty products requiring even more advanced technologies. The Company believes it has been a pioneer in both MDF product and manufacturing process development and that its patented processes and technological expertise developed over the last twenty years have enabled the Company to become an MDF industry leader. Medite believes it is one of only a relatively small number of MDF manufacturers in the world with the technology and expertise to currently produce specialty MDF products, such as exterior grade moisture resistant and fire retardant MDF.



     The Company believes MDF is among the world's fastest growing building board products. According to MDF industry studies, MDF consumption in the Company's primary markets in Europe and North America has increased over the past ten years at 25% and 7% average annual rates, respectively. Increasing demand for MDF during recent years has been driven primarily by increasing product substitution principally resulting from (i) recent improvements in MDF product characteristics that have expanded the range of MDF applications, (ii) cost advantages relative to traditional timber products, (iii) the development of specialty MDF products satisfying special customer requirements and (iv) increased environmental awareness. In addition, MDF consumption growth in North America in the past two years has benefitted from improved economic activity.

     Recently, MDF prices have increased notably and average prices for the Company's standard MDF products in 1994 were approximately 16% higher than they were in 1993 and were 27% higher in December 1994 than they were in December 1993. Additionally, during the first quarter of 1995, the Company has implemented price increases of approximately 5% for all its MDF products in Europe and approximately 4% for standard MDF products in North America.


     The Company's strategy is to: (i) continue to focus on MDF; (ii) strive to remain at the forefront of developing higher margin specialty MDF products;
(iii) continue to develop new commercial uses for MDF, including applications in cabinetry, joinery, millwork and mouldings; (iv) continue to seek to expand its MDF operations through acquisitions, strategic joint ventures and capacity additions; and (v) manage its fee timber resources on a longer-term sustainable basis and seek to maximize the operating contribution of its harvested timber.

     In addition to its MDF operations, the Company produces and sells limited quantities of traditional timber products, including logs, lumber, veneer and wood chips, and owns 168,000 acres of timberland in Southern Oregon which contain approximately 660 million board feet ("MMBF") of generally second growth merchantable timber. The Company actively manages its fee timberlands, which have become an increasingly valuable resource as the volume of timber offered for sale in the Pacific Northwest by U.S. government agencies has declined substantially over the past several years. Based upon reported sales of comparable timber, the Company believes that its timber and timberlands have a market value substantially in excess of their financial statement carrying value of $53 million at December 31, 1994.

                                  THE OFFERING


Common Stock offered..................................................  6,750,000 shares
Common Stock to be outstanding after the Offering.....................  18,850,000 shares
Use of Proceeds.......................................................  See "Use of Proceeds."
NASDAQ National Market symbol.........................................  MDFX


                           INVESTMENT CONSIDERATIONS

     Prospective investors should carefully consider the factors set forth under "Investment Considerations," together with the other information set forth in this Prospectus, before investing in the Common Stock.

                             CORPORATE ORGANIZATION

     The Company is a Delaware corporation incorporated in 1932; its principal corporate offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697; its telephone number is (214) 661-8028. The Company is a wholly-owned subsidiary of Valcor, Inc. ("Valcor"), a wholly-owned subsidiary of Valhi, Inc. ("Valhi"). In 1993, (i) the Company (then known as Medford Corporation) and a subsidiary of Valhi (then known as Medite Corporation) merged, with the Company surviving the merger and changing its name to Medite Corporation, and (ii) Valhi contributed the stock of the Company to Valcor. See "Security Ownership in the Company and its Affiliates." Each of Valhi, whose common stock is listed on the New York and Pacific Stock Exchanges, and Valcor, whose senior notes trade in the over-the-counter market, are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                         SUMMARY FINANCIAL INFORMATION


     The following summary financial and other information should be read in conjunction with the Financial Statements and the Unaudited Pro Forma Condensed Financial Statements of the Company included in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                 YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                                                         PRO FORMA
                                                         1992       1993       1994       1994(1)
                                                        ------     ------     ------     ---------
                                                          ($ IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net sales:
  Medium density fiberboard...........................  $111.6     $112.1     $134.9      $ 134.9
  Traditional timber products.........................    85.4       63.7       56.2         56.2
  Eliminations........................................    (2.2)      (1.5)      (1.2)        (1.2)
                                                        ------     ------     ------     ---------
                                                        $194.8     $174.3     $189.9      $ 189.9
                                                        ======     ======     ======      =======
Operating income:
  Medium density fiberboard...........................  $ 12.1     $ 13.9     $ 27.1      $  27.1
  Traditional timber products.........................     9.9       12.4        9.2          9.2
                                                        ------     ------     ------     ---------
                                                          22.0       26.3       36.3         36.3
Business unit dispositions and other, net(2)..........     3.9         .5        (.2)         (.2)
Interest expense......................................    (3.1)      (3.1)      (6.6)        (3.8)
                                                        ------     ------     ------     ---------
  Income before income taxes..........................    22.8       23.7       29.5         32.3
Income taxes..........................................     8.2        8.8       11.2         12.3
                                                        ------     ------     ------     ---------
  Income before cumulative effect of changes in
     accounting principles............................    14.6       14.9       18.3         20.0
Cumulative effect of changes in accounting
  principles(3).......................................     1.3         --         --           --
                                                        ------     ------     ------     ---------
  Net income..........................................  $ 15.9     $ 14.9     $ 18.3      $  20.0
                                                        ======     ======     ======      =======
Income before cumulative effect of changes in
  accounting principles per common share(4)...........  $ 1.20     $ 1.23     $ 1.52      $  1.06
                                                        ======     ======     ======      =======
OTHER DATA
Operating income margin:
  Medium density fiberboard...........................    10.8%      12.4%      20.1%
  Traditional timber products.........................    11.6       19.5       16.5
EBITDA(5).............................................  $ 32.9     $ 34.8     $ 46.0
Depreciation and depletion:
  Medium density fiberboard...........................     6.2        6.7        7.4
  Traditional timber products.........................     4.8        1.8        2.3
Capital expenditures:
  Medium density fiberboard...........................     6.1        9.2       27.5
  Traditional timber products.........................     3.6       11.6        4.5
Dividends on common shares............................    12.0       67.0       22.8
MDF sales volumes (thousand M3):
  Specialty MDF products..............................    28.0       55.4       94.7
  Standard grade MDF..................................   434.7      419.7      385.7

                                                AS OF DECEMBER 31,         AS OF DECEMBER 31, 1994
                                                -------------------       -------------------------
                                                 1992         1993        ACTUAL       PRO FORMA(1)
                                                ------       ------       ------       ------------
                                                                  ($ IN MILLIONS)
BALANCE SHEET DATA
  Cash and other current assets...............  $ 51.7       $ 43.6       $ 57.5          $ 60.7
  Total assets................................   165.8        170.6        208.1           209.6
  Current liabilities.........................    33.2         24.7         31.5            23.5
  Long-term debt, including current
     maturities(6)............................    31.5         74.0        107.6            66.6
  Common stockholder's equity.................    91.5         59.4         54.9            99.1


- ------------

(1) Adjusted to give pro forma effect to (i) the payment of a dividend to Valcor, Inc. on February 14, 1995 by distribution of 1,000 shares of Series A Preferred Stock, $1 par value, having an aggregate redemption value of $50 million (the "Stock Dividend"), and (ii) the Offering at an assumed offering price of $15 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Capitalization" and the Unaudited Pro Forma Condensed Financial Statements of the Company included in this Prospectus.



(2) Includes in 1992 an $8.5 million gain related to insurance proceeds received in connection with the destruction by fire of the Company's Rogue River, Oregon veneer facility and a $5.0 million loss related to the closure of the Company's plywood facility. See Note 3 to the Financial Statements of the Company included in this Prospectus.


(3) The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("OPEB"), effective January 1, 1992. The cumulative effect of these changes in accounting principles relates primarily to SFAS No. 109.


(4) Based upon 12,100,000 shares outstanding for each historical period presented and 18,850,000 shares outstanding giving effect to the Offering.


(5) EBITDA as presented represents operating income plus depreciation and depletion. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered by an investor as an alternative to (i) operating income or net income as an indicator of a company's operating performance or
    (ii) cash flows from operating activities as a measure of a company's liquidity.

(6) Includes loans from parent company of $2.0 million at December 31, 1992 and $5.0 million at December 31, 1994.

                              RECENT DEVELOPMENTS



     Selected operating results for the two-month period ended February 28, 1995 is set forth below. The Company believes the following financial information, prepared by the Company without audit, is a fair presentation of the operating results for the periods indicated. However, it should be understood that accounting measurements for interim months may be less precise than for quarter or year-end periods. These results are not necessarily indicative of the results that may be expected for a full quarter, full year or future operations.



                                                                             TWO MONTHS
                                                                                ENDED
                                                                            FEBRUARY 28,
                                                                           ---------------
                                                                           1994      1995
                                                                           -----     -----
                                                                            (IN MILLIONS)
                                                                             (UNAUDITED)
    Selected operating results:
      Net sales:
         Medium density fiberboard.....................................    $19.8     $28.9
         Traditional timber products...................................      5.6      10.0
         Eliminations..................................................      (.3)      (.3)
                                                                           -----     -----
                                                                           $25.1     $38.6
                                                                           =====     =====
      Operating income:
         Medium density fiberboard.....................................    $ 3.3     $ 6.0
         Traditional timber products...................................      (.6)       .4
                                                                           -----     -----
                                                                           $ 2.7     $ 6.4
                                                                           =====     =====
      Interest expense.................................................    $ 1.0     $ 1.5
                                                                           =====     =====



     MDF net sales in the 1995 period increased 46% over the corresponding period in 1994, as average MDF selling prices increased 29% and MDF sales volumes increased 13%. A new MDF production line at the Company's plant in Ireland completed in October 1994 contributed to the increase in volume while average MDF selling prices continue to be influenced by strong demand and recent capacity constrained supply. Average standard MDF selling prices increased throughout 1994, and in December 1994 were 27% higher than they were in December 1993. Accordingly, year-to-year comparisons for MDF for the balance of 1995 are not currently expected to be as favorable as the two-month comparison above. The Company implemented MDF price increases during the first quarter of 1995 of approximately 4 1/2% overall. Operating results in the 1995 period for traditional timber products improved over the comparable 1994 period due primarily to higher sales volumes, offset somewhat by lower selling prices. Operating results in the 1994 period were also adversely impacted by startup costs associated with the Company's Rogue River facility.



     Interest expense for the two-month period ended February 28, 1995 increased from the comparable 1994 period due to combined effects of higher borrowing levels attributable to borrowings associated with the construction of the second production line in Ireland and higher interest rates on the Company's floating rate debt.

                           INVESTMENT CONSIDERATIONS

     Before making an investment decision, prospective purchasers of the Common Stock offered hereby should consider carefully the following information, together with the other information set forth in this Prospectus.

     Possible Adverse Effect of Increased Costs and Availability of Raw Materials. The primary raw materials used in the Company's MDF operations are wood fiber and resins. Wood fiber is derived primarily from wood chips, shavings and sawdust that are obtained from various sources. The availability and cost of wood fiber is influenced by various factors including the general availability of timber, competing demand for wood chips from the pulp and paper industry and competing demand for wood fiber raw materials from other wood product manufacturers. Both the Company's future operating performance and its ability to expand its MDF production capacity are dependent upon the availability and cost of wood fiber. Through its Oregon timberlands, its long-term wood supply agreements with the Irish Forestry Service and other sources, the Company believes it has access to adequate supplies of fiber to meet current and expected operating needs for its existing facilities. However, the Company anticipates increasing competition for wood fiber in future years and, accordingly, there can be no assurance that long-term future fiber supply will be adequate, with respect to quantity and price, to maintain the Company's recent MDF margins or to enable the Company to achieve its future expansion plans.

     The price of the urea formaldehyde resin used in the Company's standard MDF products increased significantly during 1994 due principally to recent worldwide shortages of methanol, a primary element in the manufacture of urea formaldehyde resin. Some industry sources predict that the cost of urea formaldehyde will continue to increase in the near term. To date, the Company has been able to recover this increased cost through increased prices. There can be no assurance, however, that future increases in the cost of urea formaldehyde resin can continue to be recovered through additional product price increases.


     Competition and Announced MDF Capacity Additions. The MDF industry is highly competitive. MDF producers compete, among other factors, on the basis of quality, product breadth, customer service and delivered price. Recently, global demand for MDF has exceeded availability and numerous producers, including the Company, have placed customers on allocation. High MDF operating rates and increasing prices, coupled with favorable forecasts for increasing MDF demand, are expected to attract significant additional competition from companies which may have greater financial strength and superior access to critical fiber supplies than the Company. A survey by Wood Based Panels International ("WBPI"), an MDF industry trade publication, projects average annual capacity increases of 5%, 12% and 23% for Europe, North America and the rest of the world, respectively, through 1996 (a 15% worldwide increase). No assurance can be given that demand for MDF will increase by comparable percentages in 1995 and 1996. Accordingly, were all planned MDF capacity additions in fact brought on line at the levels reported, there could be excess MDF production capacity in certain regional markets which could increase competition and adversely affect the price of MDF in those markets. See "Business -- Industry Overview."


     The traditional U.S. timber product markets in which the Company competes are also highly competitive, with delivered price being a principal factor. In this sector, the Company competes primarily with other producers located in the Pacific Northwest, Canada and, increasingly, the Southern United States. While the Company's fee timber in Oregon is a valuable resource which aids the Company's ability to control product costs, companies with greater supplies of fee timber may have a competitive advantage in terms of product cost.

     Governmental and Environmental Regulation. The Company's MDF and traditional timber products manufacturing operations are subject to numerous national, state and local laws and regulations relating to, among other things, raw materials handling, production procedures, operating environment, emissions and waste disposal, air and water quality, worker and product safety and protection of the environment in general. As the Company engages in manufacturing activities in the United States and Europe, it must at times contend with differing regulatory standards and requirements. The Company believes that it is in material compliance with all such existing regulations and does not believe that future expenditures to comply with such regulations will be material to the Company. There can be no assurance, however, that new or more rigorous regulations affecting the Company's manufacturing operations will not be adopted or that future expenditures to comply with existing or future regulations will not be material.


     The Company's traditional timber products operations are subject to a variety of Oregon and, in some cases, U.S. federal laws and regulations dealing with timber harvesting, reforestation and endangered species. These regulations generally require the Company to obtain operating permits and, in some cases, to file timber harvesting plans that must be approved by the Oregon Department of Forestry prior to harvesting. The Company does not expect compliance with such existing laws and regulations to have a material adverse effect on the Company's timber harvesting practices. In addition, effective in 1990, the U.S. Fish and Wildlife Service designated the Northern Spotted Owl as a threatened species under the Endangered Species Act ("ESA"). Generally, habitat for Northern Spotted Owls is found in old growth timber stands, and not in the Company's predominantly second growth timber. Consequently, the designation of the Northern Spotted Owl under the ESA has not to date had, and, the Company believes, will not in the future have, a material adverse effect on its timber harvesting practices. There can be no assurance, however, that future legislation, governmental regulations or judicial or administrative decisions will not adversely affect the Company or its ability to harvest timber and sell logs.



     Effective September 1, 1994, an amendment to the Oregon Forest Practices Act imposed more restrictive regulations on the harvest of timber near rivers and streams. The amendment specifically creates twenty-foot wide buffer zones along rivers and streams, including intermittent stream beds, where timber harvest is prohibited and further regulates timber harvest in additional buffer zones. The Company believes that this amendment will not materially impact its ability to harvest timber from its timberlands. There can be no assurance, however, that future legislation or governmental regulations will not adversely affect the Company or its ability to harvest timber.


     Urea formaldehyde resin is used as a binding agent in the production of standard MDF products. Formaldehyde, which also occurs naturally in wood and other natural resources, is listed as a "suspected" carcinogen by the U.S. federal government based upon results of laboratory studies performed using maximum tolerated doses. The Environmental Protection Agency (the "EPA") and various industry groups have tested and are continuing to test MDF and products fabricated using MDF to determine the levels of emissions of formaldehyde and the effects, if any, of these emissions on human health. While the Company's MDF products that contain urea formaldehyde resins currently meet applicable regulations for acceptable levels of formaldehyde emissions in the geographic and end user markets in which the Company sells its MDF products and the Company produces and markets MDF products with reduced formaldehyde content as the result of improved resin technology and post production treatment processes, there can be no assurances that the Company will not be compelled to reduce or to eliminate its use of urea formaldehyde resins in all its products in the future on the basis of the findings of these or any future studies or because of actual or perceived health risks associated with the use of MDF containing urea formaldehyde resins. Any such change in the product formulation of standard-grade MDF products, whether as a result of governmental regulation or consumer preferences, could have a material adverse affect upon the MDF industry as a whole, as MDF prices would consequently need to be significantly increased to recover the higher cost of substitute formaldehyde-free resins and costs associated with modifying existing MDF manufacturing processes. As the Company is currently manufacturing a "formaldehyde-free" MDF product, to which no formaldehyde is added during the manufacturing process, the Company believes that the adverse impact of such changes on the Company would be less than for certain of the Company's competitors. However, there can be no assurances that any liabilities arising from actual health effects associated with the historical use of urea formaldehyde in the Company's MDF products would not have a material adverse effect on the Company's financial condition and results of operations.

     The Company's MDF manufacturing operations also release formaldehyde into the atmosphere as a waste by-product. These emissions have been targeted for increasingly stringent regulation under the U.S. Clean Air Act Amendments of 1990. Although the EPA is not scheduled to promulgate final regulations for emissions of formaldehyde and other airborne substances until 1997, and the Company currently meets air emission permit requirements at all its MDF operating facilities, stringent future regulation of formaldehyde emissions could require the Company to spend substantial amounts for air pollution control technology and reconfiguration of its MDF plants to capture and treat these emissions. Although the Company cannot predict what, if any, pollution control technology will be required, the Company currently believes that the cost of such technology could be significant in the years in which it is required to be installed.

     The Company manufactures a flame retardant MDF product, Medite FR, which meets the specifications of certain European building regulations governing use of Class 1 flame retardant products. Sales of Medite FR represented 4% of the Company's 1994 total MDF sales dollars. There can be no assurance, however, that future regulations or modifications of existing building regulations will not change existing specifications or create new specifications, in either case limiting the Company's ability to sell the Medite FR product without substantial changes that the Company may or may not be able to achieve.


     Foreign Operations and Currency Fluctuations. The Company, through its wholly-owned subsidiary Medite of Europe Limited ("Medite/Europe"), has substantial operations and assets located in the Republic of Ireland and is subject to all the risks associated with foreign operations, including currency fluctuations. Approximately 30% of the Company's total 1994 net sales were denominated in currencies other than the U.S. dollar, principally the United Kingdom Pound Sterling and European Currency Unit ("ECU"). The percentages of non-U.S. dollar sales and costs are expected to increase as a result of the additional production capacity recently added to the Company's Irish facility. Fiber, labor and production costs of the Company's Irish operations are denominated principally in Irish punts while resins are purchased primarily in Sterling. The U.S. dollar value of the Company's foreign sales, operating costs and net income are subject to currency exchange rate fluctuations which may favorably or adversely impact reported earnings and, accordingly, affect the comparability of period to period operating results. During the three year period ending December 31, 1994, the month-end exchange rates for the Irish punt in U.S. dollar terms ranged from a high of $.738 on August 31, 1993 to a low of $.525 on September 30, 1992. As of December 31, 1994, the exchange rate was $.645 per Irish punt.


     Although the Company's foreign operating experience has to date been satisfactory, foreign operations may in the future be subject to a number of other special risks, including duties on imports and exports and other trade barriers.


     Cyclicality. Demand for the Company's MDF products is in part derived from the general level of economic activity in the principal geographic markets served by the Company (North America and Europe). Economic activity in these markets is currently expanding but in 1991 was at one of its lower levels since World War II. In contrast to demand for MDF, demand for the Company's traditional timber products is largely influenced by new U.S. construction, which is highly cyclical in nature. For example, in 1991, new U.S. housing starts were at their lowest level in more than 30 years. The Company believes that demand for its MDF products is significantly less cyclical than demand for its traditional timber products due to more geographically dispersed production and markets, the wide range and relative diversity of MDF applications, the overall growth in MDF unit demand and the Company's broad range of specialty MDF products. Nonetheless, the Company expects its future operating performance to be affected in part by both general and industry specific economic conditions, some of which are cyclical in nature.


     Risk of Loss from Fire or Other Casualties. The Company assumes substantially all risks of loss from fire and other casualties on its timberlands, as do the owners of most other timber tracts in the United States. Consistent with timber industry practices, the Company does not maintain fire insurance on standing timber. The Company participates with state agencies and other timberland owners in cooperative fire fighting and aerial fire surveillance programs. The extensive roads on the Company's acreage serve as fire breaks and facilitate the use of fire control techniques and fire fighting equipment. The Company's various timber tracts are somewhat geographically dispersed, which reduces the possibility of significant fire damage. The only forest fire of any significance on the Company's timberlands during the past three years occurred in July 1994 and resulted in damage to approximately 1,200 acres, which the Company expects to salvage with minimal loss.

     The Company's production facilities are susceptible to fire because of the nature of their operations. In 1992, the Company's Rogue River, Oregon veneer mill was completely destroyed by fire. Although the Company was covered by property and business interruption insurance, the Company believes insurance benefits did not fully compensate for the economic loss caused by the fire. To reduce the risk of significant fire damage, the Company's present facilities employ sophisticated fire monitoring and detection systems. The Company also maintains property and business interruption insurance to cover potential risk of loss arising from fires or other casualty losses.


     Control by Principal Stockholder. After the Offering, Valcor will own approximately 64% of the Common Stock. All of Valcor's common stock is owned by Valhi. Approximately 90% of Valhi's common stock is beneficially owned, directly or indirectly, by Contran Corporation. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of Harold
C. Simmons' children and grandchildren. As sole trustee of these trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the trusts even though Mr. Simmons disclaims beneficial ownership thereof. As trustee Mr. Simmons has the power to elect the majority of the directors of Contran and effectively has the power to determine the policies of the Company, the persons constituting the management and Board of the Company and the outcome of corporate actions requiring stockholder approval. The principal stockholder could also cause the Company to enter into agreements, take actions, refrain from taking actions or implement policies in the interest of the principal stockholder that the Company might not otherwise elect to take were it not controlled by Valcor and, ultimately, by Mr. Simmons. See "Security Ownership in the Company and its Affiliates" and "Certain Relationships and Transactions."



     Restrictions Imposed by Terms of the Valcor Indenture. In November 1993, Valcor completed a public debt offering of Senior Notes (the "Valcor Notes") that mature in 2003. Under the terms of the related indenture (the "Valcor Indenture"), while the Valcor Notes are outstanding, Valcor and its subsidiaries (including the Company) are subject to certain restrictions and covenants. These restrictions affect, among other things, the Company's ability to incur indebtedness, make acquisitions of or investments in related or unrelated businesses, sell assets, place liens on its existing properties and consent to further restrictions on its ability to pay dividends or make other distributions in respect of its capital stock. Such restrictions may limit the ability of the Company to expand its business or to take advantage of opportunities to invest in new businesses, particularly through the use of debt financing. The Company's ability to incur additional indebtedness may depend in part on the operating results and levels of indebtedness of Valcor's other business segments. The Company and Valcor do not believe, however, that the restrictions of the Valcor Indenture will have a material affect on the Company's ability to conduct its business as currently contemplated. See "Certain Relationships and Transactions."


     In the event of any default of any of the foregoing restrictions, holders of the Valcor Notes could elect to declare all amounts outstanding in respect thereof to be due and payable. If the Valcor Notes were to be accelerated, there can be no assurance that Valcor would be able to repay in full all amounts due and owing. In such case, there can be no assurance that there would be no adverse effect on the Company, including the sale of the Common Stock held by Valcor in order to pay the accelerated amounts. Such a sale could have an adverse effect on the prevailing market price of the Common Stock.

     Effect of No Prior Public Trading Market. Prior to the Offering, there has been no public trading market for the Common Stock. The public offering price for the Common Stock will be determined by negotiations between the Company and the Underwriters based upon several factors and will not necessarily bear any relationship to the Company's assets, book value, results of operations or net worth or any other generally accepted criteria of value, and should not be considered as indicative of the actual value of the Company. Therefore, the market price of the Common Stock may fall below the public offering price of the Common Stock at any time following the Offering. See "Underwriters."


     In addition, although the Common Stock has been approved, subject to official notice of issuance, for trading on the NASDAQ National Market System, there can be no assurance that an active trading market will develop. Further, if a market does develop, it may be limited, and there can be no assurance that it will be sustained. To the extent that an active trading market does develop, factors such as quarterly variations in the Company's financial results, announcements by the Company or others, general market conditions or certain regulatory pronouncements may cause the market price of the Common Stock to fluctuate substantially.

     Effect of Sales of Substantial Amounts of Common Stock. No prediction can be made as to the effect, if any, that future sales of outstanding Common Stock or the availability of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Each of the Company and Valcor has agreed that, for a period of 180 days following the date of this Prospectus, it will not issue or sell any shares of Common Stock or securities convertible into or exercisable for such stock, held by it now or in the future without the prior written consent of the Underwriters. The sale of a substantial number of additional shares of Common Stock by the Company or Valcor, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Security Ownership in the Company and its Affiliates."



     Dilution Incurred by Investors. The offering price is substantially higher than the net tangible book value per share of Common Stock. Accordingly, investors purchasing the Common Stock offered hereby will incur immediate, substantial dilution in the amount of $9.74 per share, assuming a public offering price of $15 per share. See "Dilution."


                                USE OF PROCEEDS


     Net proceeds of the Offering of approximately $94.2 million (based on an assumed offering price of $15 per share) will be used to redeem all of the Company's Series A Preferred Stock and temporarily repay bank indebtedness. The Offering will enhance the Company's financial flexibility to pursue potential acquisitions, strategic joint ventures and internal growth opportunities.


     The Company intends to use $51.5 million of the net proceeds of the Offering to redeem all of the outstanding shares of the Series A Preferred Stock. These shares will be redeemed at the stated redemption price of $50,000 per share plus accrued and unpaid dividends.


     The Company intends to use $41 million of the net proceeds of the Offering to temporarily repay a portion of amounts outstanding under the Company's Timber Credit Agreement. Amounts to be repaid are due in 1997 through 2000 and, as of December 31, 1994, bore interest at a weighted average interest rate of 7.8% per annum. Amounts repaid under the Timber Credit Agreement may be reborrowed subject to reducing availability.



     The Company intends to add new MDF production facilities during the next two to three years. Although the Company has no specific plan or arrangement in place with respect to such MDF capacity additions, it is actively exploring expansion opportunities through acquisitions, strategic joint ventures and new construction. In early March 1995, the Company offered to enter into exclusive negotiations for the purchase of certain assets from a third party consisting principally of an MDF mill, a lumber mill and certain timber resources (the "Assets"). Although the third party declined the Company's offer, the Company may renew its efforts to purchase the Assets or seek to acquire similar MDF assets following the completion of this Offering. No assurance may be given, however, that the Company will be successful in any such acquisition efforts.



     To the extent that the Company identifies appropriate opportunities to expand its MDF production capacity, the Company could use additional borrowings (including credit availability resulting from the repayment of the Timber Credit Agreement described above) to fund such expansion opportunities. See
"Business -- Strategy."

                                DIVIDEND POLICY

     The Company intends to declare and pay regular quarterly cash dividends, beginning with an initial such dividend of approximately $.05 per share with respect to the fiscal quarter ending June 30, 1995. Determinations to pay cash dividends, however, are at the discretion of the Board of Directors, and the actual payment of any such dividends in the future will depend upon the Company's results of operations, earnings, capital requirements and contractual restrictions and upon other factors deemed relevant by the Company's Board of Directors. Certain of the Company's and its subsidiaries' credit agreements limit the payment of dividends. Additionally, commencing on February 1, 2001, dividends may not be declared or paid on the Common Stock unless all cumulative accrued and unpaid dividends on the Series A Preferred Stock are paid in full or set aside for payment. However, the Company intends to use a portion of the net proceeds of the Offering to redeem the Series A Preferred Stock, which will eliminate this restriction on the payment of dividends. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Capital Stock" and the Financial Statements of the Company included in this Prospectus.


     The Company paid cash dividends to its parent company aggregating $12 million in 1992, $67 million in 1993 and $22.8 million in 1994. Of such amounts, $60 million in 1993 was from the proceeds of borrowed funds and $20 million in 1994 represented a return of capital provided to the Company by Valcor in 1993. The Company declared and paid the Stock Dividend on February 14, 1995 by distributing 1,000 shares of Series A Preferred Stock. The Company intends to utilize a portion of the net proceeds of the Offering to redeem all 1,000 shares of the Series A Preferred Stock plus accrued and unpaid dividends. See "Management's Discussion and Analysis of Financial Condition and Results of

Operations."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of December 31, 1994 on a pro forma basis to give effect to (i) the payment of the Stock Dividend to Valcor and (ii) as adjusted to reflect the Offering at an assumed public offering price of $15 per share and application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                                        PRO FORMA,
                                                              ACTUAL     PRO FORMA     AS ADJUSTED
                                                              ------     ---------     ------------
                                                               ($ IN MILLIONS, EXCEPT SHARE DATA)
Current maturities of long-term debt........................  $ 10.9      $  10.9         $  2.9
                                                              ======      =======      =========
Long-term debt:
  Medite (US):
     Timber credit agreement:
       Fixed term loan......................................  $ 44.0      $  44.0         $ 26.0
       Reducing revolving term loan(1)......................    23.0         23.0             --
       Revolving working capital facility(1)................     2.0          2.0            2.0
     State of Oregon term loan..............................     4.1          4.1            4.1
     Other..................................................      .2           .2             .2
                                                              ------     ---------     ---------
                                                                73.3         73.3           32.3
                                                              ------     ---------     ---------
  Medite/Europe (Ireland):
     Bank term loans........................................    22.4         22.4           22.4
     Revolving credit agreement(1)..........................     6.8          6.8            6.8
     Other..................................................      .1           .1             .1
                                                              ------     ---------     ---------
                                                                29.3         29.3           29.3
                                                              ------     ---------     ---------
       Total long-term debt, including current maturities...   102.6        102.6           61.6
  Less current maturities...................................    10.9         10.9            2.9
                                                              ------     ---------     ---------
          Total long-term debt..............................    91.7         91.7           58.7
                                                              ------     ---------     ---------
Loan from Valcor............................................     5.0          5.0            5.0
                                                              ------     ---------     ---------
Series A Preferred Stock, $1 par value; $6,000 per share
  annual cumulative dividend, 1,000 shares issued and
  outstanding, stated at $50,000 per share redemption
  price.....................................................      --         50.0             --
                                                              ------     ---------     ---------
Common stockholder's equity:
  Preferred stock, $1 par value; 1,000,000 shares
     authorized, none issued................................      --           --             --
  Common stock, $.01 par value; 50,000,000 shares
     authorized, 12,100,000 shares issued and outstanding
     (18,850,000 pro forma, as adjusted)....................      .1           .1             .2
  Additional paid in capital................................      .8           .8           94.9
  Retained earnings.........................................    54.0          4.0            4.0
                                                              ------     ---------     ---------
       Total common stockholder's equity....................    54.9          4.9           99.1
                                                              ------     ---------     ---------
          Capitalization....................................  $151.6      $ 151.6         $162.8
                                                              ======      ========     =========


- ------------

(1) These revolving credit facilities have, at December 31, 1994, available formula-based borrowings of up to the following amounts: Medite (US) -- $8 million and Medite/Europe -- $4 million, and, pro forma as adjusted, an additional $41 million on the Medite (US) reducing revolving term loan.

                                    DILUTION


     The net tangible book value of the Company at December 31, 1994 was $54.9 million, or $4.54 per share. Net tangible book value per share represents the amount of total assets less total liabilities and intangible assets, divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of shares of Common Stock by the Company in the Offering at an assumed offering price of $15 per share and the application of the estimated net proceeds therefrom, the net tangible book value of the Company as of December 31, 1994 would have been $99.1 million, or $5.26 per share. This represents an immediate increase in net tangible book value of $.72 per share to existing stockholders and an immediate dilution in net tangible book value of $9.74 per share to purchasers of Common Stock in the Offering, as illustrated in the following table:



        Assumed public offering price per share............................     $15.00
                                                                                ------
          Net tangible book value per share at December 31, 1994....  $4.54
          Increase per share attributable to new investors..........    .72
                                                                      -----
        Pro forma net tangible book value per share after the Offering.....       5.26
                                                                                ------
        Net tangible book value dilution per share to new investors........     $ 9.74
                                                                                ======

                            SELECTED FINANCIAL DATA

     The following selected financial and other data should be read in conjunction with the Financial Statements of the Company included in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1990       1991       1992       1993       1994
                                                ------     ------     ------     ------     ------
                                                      ($ IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net sales:
  Medium density fiberboard...................  $ 98.3     $ 98.0     $111.6     $112.1     $134.9
  Traditional timber products.................   104.7       85.5       85.4       63.7       56.2
  Eliminations................................    (5.6)      (3.8)      (2.2)      (1.5)      (1.2)
                                                ------     ------     ------     ------     ------
                                                $197.4     $179.7     $194.8     $174.3     $189.9
                                                ======     ======     ======     ======     ======
Operating income:
  Medium density fiberboard...................  $  9.7     $  1.6     $ 12.1     $ 13.9     $ 27.1
  Traditional timber products.................    13.1        6.4        9.9       12.4        9.2
                                                ------     ------     ------     ------     ------
                                                  22.8        8.0       22.0       26.3       36.3
Business unit dispositions and other,
  net(1)......................................      .9       --          3.9         .5        (.2)
Interest expense..............................    (8.5)      (6.0)      (3.1)      (3.1)      (6.6)
                                                ------     ------     ------     ------     ------
  Income before income taxes..................    15.2        2.0       22.8       23.7       29.5
Income taxes..................................     5.8         .2        8.2        8.8       11.2
                                                ------     ------     ------     ------     ------
Income before cumulative effect of changes in
  accounting principles.......................     9.4        1.8       14.6       14.9       18.3
Cumulative effect of changes in accounting
  principles(2)...............................    --         --          1.3       --         --
                                                ------     ------     ------     ------     ------
     Net income...............................  $  9.4     $  1.8     $ 15.9     $ 14.9     $ 18.3
                                                ======     ======     ======     ======     ======
Income before cumulative effect of changes in
  accounting principles per common share(3)...  $  .77     $  .15     $ 1.20     $ 1.23     $ 1.52
                                                ======     ======     ======     ======     ======


OTHER DATA
Operating income margin:
  Medium density fiberboard...................     9.9%       1.6%      10.8%      12.4%      20.1%
  Traditional timber products.................    12.5        7.4       11.6       19.5       16.5
EBITDA(4).....................................  $ 41.2     $ 22.4     $ 32.9     $ 34.8     $ 46.0
Depreciation and depletion:
  Medium density fiberboard...................     5.4        6.1        6.2        6.7        7.4
  Traditional timber products.................    13.0        8.3        4.8        1.8        2.3
Capital expenditures:
  Medium density fiberboard...................     5.9        1.5        6.1        9.2       27.5
  Traditional timber products.................     5.8        3.3        3.6       11.6        4.5
Dividends on common shares....................     5.3       --         12.0       67.0       22.8
MDF sales volumes (thousand M3):
  Specialty MDF products......................    20.4       21.3       28.0       55.4       94.7
  Standard grade MDF..........................   400.3      408.7      434.7      419.7      385.7

                                                             YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1990       1991       1992       1993       1994
                                                ------     ------     ------     ------     ------
                                                                 ($ IN MILLIONS)
BALANCE SHEET DATA (AT END OF PERIOD)
Cash and other current assets.................   $62.7      $48.0      $51.7      $43.6      $57.5
Total assets..................................   184.8      159.5      165.8      170.6      208.1
Current liabilities...........................    51.4       28.0       33.2       24.7       31.5
Long-term debt, including current
maturities(5).................................    68.9       46.3       31.5       74.0      107.6
Stockholder's equity..........................    85.8       87.6       91.5       59.4       54.9

- ------------

(1) Includes in 1992 an $8.5 million gain related to insurance proceeds received in connection with the destruction by fire of the Company's Rogue River, Oregon veneer facility and a $5.0 million loss related to the closure of the Company's plywood facility. See Note 3 to the Financial Statements of the Company included in this Prospectus.


(2) The Company adopted SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for OPEB's, effective January 1, 1992. The cumulative effect of these changes in accounting principles relates primarily to SFAS No. 109.


(3) Based upon 12,100,000 shares outstanding for each period presented. See Note 13 to the Financial Statements of the Company included in this Prospectus.


(4) EBITDA as presented represents operating income plus depreciation and depletion. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered by an investor as an alternative to (i) operating income or net income as an indicator of a company's operating performance or
    (ii) cash flows from operating activities as a measure of a company's liquidity.

(5) Includes loans from parent company of $7.5 million at December 31, 1990, $2.0 million at December 31, 1992 and $5.0 million at December 31, 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     OVERVIEW

     Results of operations in each period have been affected by the Company's ongoing strategy to expand its emphasis on medium density fiberboard operations, increase the relative proportion of higher margin specialty MDF products and to downsize its commodity-type traditional timber products operations.

                                                                      YEARS ENDED DECEMBER 31,
                                                                      -------------------------
                                                                      1992      1993      1994
                                                                      -----     -----     -----
Net sales:
  Medium density fiberboard.........................................   57.3%     64.3%     71.1%
  Traditional timber products.......................................   43.9      36.6      29.6
  Eliminations......................................................   (1.2)      (.9)      (.7)
                                                                      -----     -----     -----
     Total net sales................................................  100.0%    100.0%    100.0%
                                                                      =====     =====     =====
Operating income margin:
  Medium density fiberboard segment.................................   10.8%     12.4%     20.1%
  Traditional timber products segment...............................   11.6      19.5      16.5
     Aggregate operating income margin..............................   11.3      15.1      19.1

     MEDIUM DENSITY FIBERBOARD


     During the past decade the MDF industry has experienced significant growth in product demand worldwide. MDF consumption in the Company's primary markets of Europe and North America has over the 10 year period ending 1993 increased at 25% and 7% average annual rates, respectively. This growth has been driven primarily by increasing substitution of MDF products for traditional timber products in manufacturing applications due to recent improvements in MDF product characteristics, cost advantages relative to traditional timber products and development of specialty MDF products that satisfy special customer requirements. The price of many traditional timber products has risen to record levels due to environmentally related pressures on available global timber supplies and cyclical demand recovery.



     MDF prices remained relatively flat prior to 1993, with modest year-to-year changes. Over the past two years, the increased cost of traditional timber products has led to higher demand for substitute products such as MDF and resulted in MDF operating rates approaching effective capacity. In this environment, MDF prices have increased notably, and average prices for the Company's standard MDF products in 1994 were approximately 16% higher than those in 1993 and were 27% higher in December 1994 than they were in December 1993. The Company's increased emphasis on higher margin specialty products has also favorably impacted the Company's aggregate MDF average selling prices, which were approximately 19% higher in 1994 than those in 1993. In the first quarter of 1995, the Company implemented price increases of approximately 5% on all MDF products produced in Europe and approximately 4% on standard MDF products produced in North America. Further improvement in aggregate MDF prices for the remainder of 1995 is currently expected to be influenced primarily by specialty product mix and changes, if any, in raw material costs.


     The price of the urea formaldehyde resin used in the Company's standard MDF products increased significantly during 1994 due principally to recent worldwide shortages of methanol, a primary element in the manufacture of urea formaldehyde resin. To date, the Company has been able to recover this increased cost through increased prices.

     In addition to increased selling prices over the past two years, operating margins during 1992 through 1994 have been favorably influenced by (i) continued improvement in operating efficiencies achieved at the Company's Las Vegas, New Mexico MDF facility (acquired in 1989) and (ii) favorable effects of capital expenditure programs focused on improving production efficiency and increasing yield from existing productive capacity. As a result, the Company's MDF operating income margin increased from approximately 11% in 1992 to approximately 20% in 1994.

     The Company's MDF plants have been operating at a high rate of capacity. Consequently, the Company's emphasis on production of higher margin specialty MDF products has displaced production of lower margin standard grade MDF. The new production line at the Company's Irish plant completed commissioning and became operational during the fourth quarter of 1994. The new facility is expected to increase the Company's effective MDF production capacity by about 15% to 580,000 M3 in 1995 and eventually by 25% to 635,000 M3 by 1998, when full production capacity will be reached. This new production line will enable the Company to increase both standard and specialty product volumes and to more efficiently produce thin board MDF.



     The U.S. dollar value of Medite's foreign sales and operating costs are influenced by currency exchange rate fluctuations which may favorably or adversely impact reported results and, accordingly, affect the comparability of period to period operating results. Approximately 30% of Medite's 1994 MDF sales were denominated in currencies other than the U.S. dollar, principally the U.K. Pound Sterling and the European Currency Unit. Fiber, labor and production costs of Medite's Irish operations are denominated principally in Irish punts, while Irish resins are purchased primarily in Sterling. The percentage of non-dollar sales and costs are expected to increase as a result of the additional production capacity recently added to the Irish MDF plant.


     TRADITIONAL TIMBER PRODUCTS

     Traditional timber products operations for 1992, 1993 and 1994 are not, in certain respects, directly comparable due to the closure of the Company's plywood operations in January 1993 and the fire at its Rogue River, Oregon chipping and veneer plant in June 1992, as discussed below. Rogue River chipping operations resumed in July 1993 and veneer operations resumed in January 1994.

     In response to declining availability of timber from government owned timberlands in recent years, the Company has adjusted its manufacturing operations by closing marginal production facilities and, consequently, the Company's sales of traditional timber products have decreased from 48% of total Company sales in 1991 to 29% in 1994. The Company's strategy has been to maximize the operating contribution of its fee timberlands by allocating its harvested timber between log sales and its traditional timber products conversion facilities depending upon prevailing market conditions.

     The Company owns 168,000 acres of timberland that contain approximately 660 MMBF of generally second growth merchantable timber. The Company's fee timberlands have become an increasingly valuable resource as the shortage of Pacific Northwest public timber available for harvest is expected to continue in the foreseeable future.

YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994


                                                  YEARS ENDED DECEMBER 31,            % CHANGE
                                                ----------------------------     -------------------
                                                 1992       1993       1994      1992-93     1993-94
                                                ------     ------     ------     -------     -------
                                                       ($ IN MILLIONS)
Net sales:
  Medium density fiberboard...................  $111.6     $112.1     $134.9       + 0%        +20%
  Traditional timber products.................    85.4       63.7       56.2       -25%        -12%
  Eliminations................................    (2.2)      (1.5)      (1.2)
                                                ------     ------     ------
                                                $194.8     $174.3     $189.9       -11%        + 9%
                                                ======     ======     ======

Operating income:
  Medium density fiberboard...................  $ 12.1     $ 13.9     $ 27.1       +15%        +95%
  Traditional timber products.................     9.9       12.4        9.2       +26%        -25%
                                                ------     ------     ------
                                                $ 22.0     $ 26.3     $ 36.3       +20%        +38%
                                                ======     ======     ======

MDF sales volume (thousands of M3):
  Specialty products..........................    28.0       55.4       94.7       +98%        +71%
  Standard grade..............................   434.7      419.7      385.7       - 3%        - 8%
                                                ------     ------     ------
                                                 462.7      475.1      480.4       + 3%        + 1%
                                                ======     ======     ======


     YEAR ENDED DECEMBER 31, 1994 COMPARED TO 1993

     Net income for the year ended December 31, 1994 was $18.3 million, up 23% from $14.9 million for 1993 as a 38% increase in operating income (on a 9% increase in net sales) was partially offset by higher interest expense.


     Medium density fiberboard. The significant improvements in MDF sales, operating income and operating income margins were driven by both higher overall selling prices and higher volumes of specialty MDF products. Average MDF selling prices were 19% higher, due to the combined effects of a 16% increase in average selling prices of standard MDF products and the increased sales of higher-priced/higher margin specialty products which in 1994 accounted for 28% of total MDF sales dollars compared to 19% in 1993. Fluctuations in the value of the U.S. dollar relative to other currencies contributed approximately 1% to the increase in 1994 average selling prices compared to 1993.


     Per-unit MDF costs increased approximately 6% in 1994 primarily as a result of both a 14% increase in per-unit resin costs, due to increased prices for resins used in standard MDF products and increased use of higher cost resins associated with increased volumes of specialty products, and a 5% increase in per-unit wood fiber costs. Fluctuations in the value of the U.S. dollar relative to other currencies accounted for slightly less than 1% of the increase in per unit MDF costs.

     Operating income increased 95% in 1994 due to overall effects of higher average MDF selling prices, offset by effects of higher per unit production costs described above.


     Traditional timber products. Primarily as a result of market-based volume decisions made by the Company, including a relative reduction in the volume of logs offered for sale and the curtailment of veneer and lumber production during a portion of the second and third quarters of 1994, sales and operating income declined in 1994 relative to 1993. Traditional timber products earnings in 1993 were aided by higher volumes early in the year related to reductions in log and other inventories following the closure of the Company's plywood operations in January 1993. Traditional timber products operating income in 1994 was favorably impacted by lower log costs, which on a per-unit basis decreased approximately 18% compared to 1993. This decrease in average log costs resulted from the combined effects of log mix (31% of logs obtained from lower cost fee timber in 1994 compared to 22% in 1993) and a $3.2 million favorable impact of reductions in LIFO log inventories. The favorable effects of lower log costs on operating income and operating income margins were substantially offset by lower volumes and start-up costs of the Company's Rogue River veneer operations in the first half of 1994.

     Interest expense. Interest expense increased to $6.6 million in 1994 from $3.1 million in 1993 due to both higher borrowing levels (resulting from $61 million of net additional borrowings in connection with the Company's Timber Credit Agreement established in August 1993) and higher variable interest rates. Capitalization of interest of $.6 million in 1994 related to financing of the Irish plant expansion ceased in October 1994. Interest on related borrowings will be expensed in future periods.

     On a pro forma basis, assuming a portion of the proceeds from this Offering were used to prepay $41 million of variable-rate debt (see "Use of Proceeds"), interest expense for 1994 would have been reduced by $2.8 million from the historical amount.


     Provision for income taxes. The principal reasons for the difference between the U.S. federal statutory income tax rate and the Company's effective income tax rates are explained in Note 8 to the Company's Financial Statements included in this Prospectus.


     YEAR ENDED DECEMBER 31, 1993 COMPARED TO 1992

     While operating income in 1993 increased 20% from 1992, net income before changes in accounting principles only increased slightly from $14.6 million for 1992 to $14.9 million for 1993 as the results for 1992 include a pre-tax gain of $3.5 million related to business unit dispositions.


     Medium density fiberboard. MDF sales in 1993, in U.S. dollar terms, were only nominally higher than 1992. The positive effects on sales of higher total volume, higher specialty products volume and price increases, in billing currency terms, were substantially offset by the effects of fluctuations in currency exchange rates. Average selling prices of standard MDF, in billing currency terms, increased 7% in the U.S. and decreased approximately 3% at the Ireland facility. The decline in average prices in Ireland is primarily the result of declines in the volume of cut-to-size product sales.


     Per-unit MDF costs declined approximately 4% in 1993 primarily due to the combined effects of currency fluctuations and moderate improvement in operating efficiency in the U.S. which more than offset a 2% increase in per-unit wood costs and a 5% increase in per-unit resin costs resulting primarily from higher percentage production of specialty products.

     Operating income increased 15% in 1993 primarily due to lower per-unit MDF costs as the effects of higher volumes of specialty MDF products and higher total sales volumes were substantially offset by the effects of fluctuations in currency exchange rates.

     Traditional timber products. Average selling prices of traditional timber products increased significantly in 1993 over 1992 levels (lumber up 29%; logs up 46%) due primarily to the combined effects of the continuing Pacific Northwest timber shortage, closure of certain competitor operations and increased demand for building products. These factors also significantly increased the Company's timber costs, as discussed below. Lower volumes more than offset the effects of increased selling prices on 1993 sales of traditional timber products.

     The average unit cost of logs used in the Company's traditional timber product operations increased about 25% in 1993 following a 28% increase in 1992. These cost increases were due primarily to increases in the cost of timber from government and other sources, offset in part by the favorable impact of the Company's planned reductions in LIFO log and other inventory levels, which were being reduced as a result of the closure of the plywood operations. The favorable impact on operating income from the reduction of LIFO inventories was $1.9 million in 1992 and $.5 million in 1993.

     Business interruption insurance from the Rogue River fire recognized as a component of operating income ($3.7 million in 1992 and $1.9 million in 1993) had a significant favorable, non-recurring effect on the aggregate traditional timber product operating income margins in 1992 and 1993 as this income had no associated cost.

     Business unit dispositions. The $3.5 million net gain on business dispositions in 1992 consisted of an insurance gain related to the Rogue River fire and an accrued loss related to the closure of the Company's plywood operations. The $.5 million gain in 1993 relates to a change in the estimated accrued plywood loss. See Note 3 to the Company's Annual Financial Statements included in this Prospectus.

     Interest expense. Interest expense of $3.1 million in 1993 approximated that of 1992 as the combined effects of lower borrowing levels for the first seven months of the year and lower interest rates effectively offset the effect of higher borrowing levels during the last five months of the year, which resulted from borrowings under the Company's Timber Credit Agreement in August 1993.

     Provision for income taxes. The principal reasons for the difference between the U.S. federal statutory income tax rate and the Company's effective income tax rates are explained in Note 8 to the Company's Annual Financial Statements included in this Prospectus.


     Cumulative effect of changes in accounting principles. The credit to income in 1992 resulted from the adoption of SFAS No. 109 (income taxes) and SFAS No. 106 (OPEB). See Note 7 to the Company's Financial Statements included in this Prospectus.


LIQUIDITY AND CAPITAL RESOURCES

     CONSOLIDATED CASH FLOWS

     Operating activities. Trends in cash flows from operating activities, before changes in assets and liabilities, for 1992, 1993 and 1994 are generally similar to the trends in the Company's earnings. Depreciation and depletion during 1993 and 1994 were impacted by lower depletion resulting from reductions in the volume of fee timber harvested. Start up of the new MDF production line in Ireland during the fourth quarter of 1994 will increase future depreciation, which increase should be mitigated in part by certain production facilities becoming substantially fully depreciated in 1996.

     Changes in assets and liabilities result primarily from the timing of production, sales and purchases. Such changes in assets and liabilities, which provided cash in 1992, used cash in 1993 and provided cash in 1994, generally tend to even out over time and result in trends in cash flows from operating activities generally reflecting earnings trends. Changes in assets and liabilities are expected to use cash in 1995 as net working capital assets are increased to support production from the new MDF line in Ireland.

     Investing activities. Capital expenditures in 1994 totalled $32 million, of which $25 million is related to the Irish MDF plant expansion. Capital expenditures totalling $11 million during 1992 and 1993 related to the replacement of the Rogue River facilities and $6 million in 1993 related to the Irish plant expansion. Other capital expenditures in the past three years emphasized equipment which utilizes new technologies in the manufacture of MDF to provide for increased productivity and related to environmental compliance, primarily reforestation programs.


     Capital expenditures for 1995 are estimated at approximately $14 million, approximately one-third of which relate to projects that emphasize new technology and focus on eliminating capacity constraints to improve production efficiency and increase production capacity. Approximately 10% of estimated 1995 capital expenditures relate to environmental protection and improvement programs, principally reforestation activities. These estimates do not include, however, any additional expenditures that may be required to comply with the U.S. Clean Air Amendment of 1990 because the EPA is not scheduled to promulgate final regulations on emissions of formaldehyde and other airborne substances under this Act until 1997.


     Net cash from business unit dispositions in 1992 included $11 million of insurance proceeds received related to the fire at the Company's Rogue River plant.

     Financing activities. Net borrowings in 1994 included $21 million of new bank term loans related to the Irish MDF plant expansion, a $7 million increase in U.S. revolving term loan borrowings and a $5 million loan from Valcor. The Valcor loan was made for overall cash management purposes at an interest rate more favorable than the interest rates on the Company's revolving bank credit facility. Net borrowings in calendar 1993 include $75 million of proceeds from the Timber Credit Agreement which were utilized to prepay approximately $14 million of existing bank term loans and to pay a $60 million dividend to the Company's parent. Valcor advanced $20 million to the Company, in the form of equity capital, in the fourth quarter of 1993, which amount was returned to Valcor in the form of a return-of-capital dividend in the first quarter of 1994.


     The aggregate maturities of long-term debt are approximately $11 million for the year ending December 31, 1995, $22 million in 1996, $13 million in both 1997 and 1998, $12 million in 1999 and aggregate $31 million thereafter. On a pro forma basis, assuming a portion of the proceeds from this Offering were used to prepay $41 million of variable-rate debt (see "Use of Proceeds"), the aggregate maturities of long-term debt would be approximately $7 million for the year ending December 31, 1995, $14 million in 1996, $5 million in 1997, $11 million in 1998, $9 million in 1999 and aggregate $18 million thereafter.


     OTHER

     The Company's expansion of its Irish MDF plant, which is expected to eventually increase the Company's worldwide MDF capacity by approximately 25%, was completed in October 1994. This $31 million project was financed in part by a $22 million bank term loan. In connection with the expansion, the Company obtained a $4 million grant from the Irish government. The Company received $1 million of the grant funds in 1994 and expects to receive the remainder during 1995. Approximately $2 million of the total grant funds will be used to reduce bank borrowings.

     At December 31, 1994, the estimated cost to complete capital projects in process approximated $2 million, substantially all of which relates to the Irish plant expansion. Firm purchase commitments for capital projects not commenced at December 31, 1994 were not material.


     In March 1995, the Company amended its Timber Credit Agreement to, among other things, provide that upon the prepayment of the fixed term portion of the facility, the revolving term portion of the facility would increase by an equal amount. Accordingly, the entire $41 million of indebtedness expected to be repaid from the proceeds of the Offering can be reborrowed, subject to reducing availability through 2000.


     At December 31, 1994, amounts available for borrowing under U.S. and non-U.S. working capital credit agreements were $8 million and $4 million, respectively. On a pro forma basis giving effect to the Offering and use of proceeds therefrom, U.S. borrowing availability at such date would have increased by $41 million. See "Use of Proceeds."

     As a result of the closure of its plywood operations, the Company has a 105 acre site in Medford, Oregon which is believed to have alternative development possibilities and is being held for sale.

     At December 31, 1994, approximately 92% of the Company's consolidated cash and equivalents were held by Medite/Europe. Medite/Europe's bank credit agreements require it, among other things, to maintain specified levels of net worth, as defined, which, at December 31, 1994, would have permitted $3 million to be distributed to the Company.

     The Company's Timber Credit Agreement requires the Company to maintain specified levels of net worth and generally limits the payment of dividends by the Company to 50% of net income, subject to maintenance of minimum net worth, loan-to-value and cash flow ratios. At December 31, 1994, the Company had $7 million eligible for the payment of dividends.


     On February 14, 1995, the Company declared and paid a $50 million dividend to Valcor by distribution of 1,000 shares of Series A Preferred Stock, redeemable at the Company's option, at a redemption price of $50,000 per share plus cumulative accrued and unpaid dividends. A portion of the proceeds from this Offering will be used to redeem all 1,000 shares plus accrued and unpaid dividends. See "Use of Proceeds."



     Management believes that the net proceeds to the Company from the Offering, together with cash generated from operations and borrowings available under the Company's revolving credit agreements, will be sufficient to meet the Company's liquidity needs for working capital, capital expenditures and debt service and for anticipated annual dividend payments of approximately $4 million. See also "Dividend Policy."

                                    BUSINESS


     The Company is an international engineered wood products company focused primarily on the production and sale of medium density fiberboard ("MDF"). In 1994, approximately 71% of the Company's sales and approximately 75% of the Company's operating income were derived from MDF operations.



     The Company sells MDF principally under the Medite(R) and Medex(R) trademarks to customers primarily in North America (48% of 1994 MDF sales), Europe (43%), and the Far East (9%). The Company offers an unsurpassed range of specialty products, which in 1994 sold for substantially higher prices than, and resulted in operating margins approximately twice those of, the Company's standard MDF products. The Company believes that Medite(R) is the world's most recognized MDF trademark. In Europe, where name brand recognition is expected to play an increasingly important role in panel product marketing, Medite is well regarded for quality, specialty grades and an active and successful marketing program.



     The Company's MDF production facilities are located in the Republic of Ireland, Oregon and New Mexico. The Company expects a capacity addition completed in late 1994 at its Ireland plant will increase the Company's annual production capacity by 25% to approximately 635,000 M3 (300,000 M3 in Ireland and 335,000 M3 in North America). The expansion in Ireland has significantly improved the Company's production efficiency of thin board MDF, a product marketed as a substitute for thin particleboard, hardwood plywood and hardboard in various applications. With the recently completed capacity addition in Ireland, the Company is the world's second largest MDF producer in terms of rated capacity.



     The Company believes MDF is among the most technologically complex wood products to manufacture, with specialty products requiring even more advanced technologies. The Company believes it has been a pioneer in both MDF product and manufacturing process development and that its patented processes and technological expertise developed over the last twenty years have enabled the Company to become an MDF industry leader. Medite believes it is one of only a relatively small number of MDF manufacturers in the world with the technology and expertise to currently produce specialty MDF products, such as exterior grade moisture resistant and fire retardant MDF.


     The Company also owns 168,000 acres of timberland in Southern Oregon which contain approximately 660 million board feet of merchantable timber and produces traditional timber products, including logs, lumber, veneer and wood chips, at two conversion facilities in the Medford, Oregon area.

INDUSTRY OVERVIEW

     MDF

     The Product. MDF, an environmentally efficient engineered building board, is a fiber-based product manufactured primarily from pre-commercial forest thinnings and forest product industry residuals (wood chips, shavings and sawdust) which are bonded together with resins to form a machineable composite panel. MDF's physical characteristics contribute to cost-in-use advantages over traditional timber products in an increasing variety of applications, including furniture, cabinetry and joinery. Recent improvements in MDF's machinability, consistency and surface, coupled with specialty product introductions, have expanded MDF applications to include substitution for products used in millwork and moulding for both residential and commercial applications. According to industry sources, MDF consumption in 1994 in Europe and the United States by end use is estimated as follows:

                EUROPE(1)                                         UNITED STATES(2)
- ------------------------------------------         ------------------------------------------
Furniture............................   85%        Household furniture..................   55%
Joinery..............................    7         Residential construction.............   11
Building.............................    3         Repairs & remodeling.................   10
Other................................    5         Office furniture & fixtures..........    8
                                                   Other manufacturing..................    6
                                                   Exports..............................   10

- ---------------


1 Jaakko Poyry Consulting (UK) Ltd ("Jaakko Poyry Consulting"), an economic analysis firm headquartered in Surrey, England.



2 Resource Information Systems, Inc. ("RISI"), an economic analysis firm headquartered in Bedford, Massachusetts.

     MDF Consumption. MDF is among the fastest growing building board products in the world. Consumption in Europe and North America has increased over the 10 year period ended in 1993 at an average annual rate of 25% (according to data published by European Association of Medium Density Fiberboard Manufacturers, an industry trade association located in Giessen, Germany ("EMB")) and 7% (according to RISI), respectively. This growth in consumption has occurred despite a worldwide recession which adversely influenced furniture and construction activity, particularly in Europe. According to industry sources, MDF consumption in Europe is projected to increase over the next decade at annual average rates of 8%, while MDF consumption in North America is projected to increase at annual average rates of 9%. The historical and projected increases in consumption can be attributed in part to the following key factors:


     - Recent Improvements in MDF Characteristics. MDF's desirable physical characteristics include its machinability, consistency and smooth surface, especially when compared to competing products such as plywood, particleboard and lumber. Continuing improvements in such characteristics, together with increasing cost advantages compared to traditional timber products, have stimulated substitution in an increasing variety of applications. For example, the Company has recently commenced the manufacture and sale of homogeneous MDF board (consistent structural integrity, composition and texture throughout the board) which can be cut, routed, milled, shaved and shaped for a variety of applications, including mouldings and millwork for residential and industrial uses.

     - Relative Cost Advantages. In the past few years, the price of many traditional timber products has risen to record levels due to environmentally related pressures on available global timber supplies and cyclical demand recovery. Restrictions on available timber supply and resulting increases in traditional timber product prices have forced manufacturers of furniture, cabinetry, joinery, millwork and moulding to seek more cost-effective alternatives which retain the appearance and desirable processing characteristics afforded by traditional timber products. Compared to traditional timber products, MDF offers end users lower unit costs and physical characteristics that provide for less production waste and higher production efficiencies. These cost-in-use advantages have contributed to the use of MDF in an increasing variety of applications.

     - Development of Specialty Products. The development of specialty MDF products to meet specific customer needs has also contributed to the growth in MDF demand by expanding the potential end-uses of MDF. The Company has been at the forefront of the MDF industry's successful development of new MDF products and applications satisfying specialized customer requirements, such as weather-resistant board for exterior use, flame-resistant board to meet advanced safety standards and moisture-resistant board for use in humid interior environments.

     - Environmentally Efficient Product. MDF can be produced from a number of residual fiber sources, such as shavings and sawdust, which have historically been disposed of as a waste product. Forest residue, such as pre-commercial thinnings, are also chipped to provide raw material for MDF. Recent technological advances in recycling and raw material handling techniques have permitted the utilization in MDF production of post-consumer fiber sources such as urban wood waste.

     In addition, the Company expects that future consumption of MDF in Europe will be favorably influenced by a growing commitment among certain European countries, particularly Germany, the United Kingdom and the Netherlands, to favor the importation of wood products that are derived from sustainable managed resources. Moreover, future MDF consumption should also benefit from the ongoing development in certain European markets of performance-based technical and quality standards for many wood products, including MDF. As end users become aware of such standards, MDF should become more readily accepted as a substitute building board product in an increasing variety of applications.

     MDF Capacity. As reported in annual surveys conducted by WBPI, an MDF industry trade publication, worldwide MDF capacity has increased over the past five years at an average annual rate of 10%. Forecasts of increasing MDF consumption are expected to attract significant capacity additions and many new MDF projects have been commenced or announced. WBPI survey projections through 1996 reflect average annual capacity increases of 5%, 12% and 23% for Europe, North America and the rest of the world, respectively (a 15% worldwide increase). Although significant additional capacity increases have been announced for 1997 and beyond, the Company believes that announced additions to capacity are not always reliable. Historically, due to the technological difficulties traditionally encountered with new MDF manufacturing facilities that generally adversely impact their effective operating rates, announced new projects are not always started or are delayed or deferred, and effective productive capacity can be significantly below forecasted "name plate" capacity levels. Industry experience indicates that the period from commencement of construction of a new MDF facility to start-up is typically a minimum of two years. In addition, the Company believes that its specialty MDF products provide it with a certain degree of insulation from the competitive effects of future MDF capacity additions.


     Actual production as a percentage of reported production capacity varies widely between regions and producers and is further influenced by start-up rates at new facilities. In North America, where MDF plants are considered highly efficient and producers are relatively conservative in reporting production capacity, capacity utilization (consumption as a percentage of reported capacity) has in recent years been reported at more than 90%. European plants in recent years have reported average utilization rates below 70%.


     European MDF Pricing and Capacity Utilization. Recently, overall capacity utilization in Europe (exclusive of Russia) has been low and pricing within Europe has varied among countries. Based upon WBPI capacity data and EMB consumption data, capacity utilization in Europe was approximately 73% in 1993. Medite/Europe operated at approximately 97% and 100% of capacity in 1993 and 1994, respectively. During the past two years, increases in prices of Medite/Europe's standard MDF, in billing currency terms, have been substantially offset by effects of currency fluctuations. Consequently, the average price of the Company's standard MDF in Europe, in U.S. dollar terms, is relatively flat for 1994 compared to 1992. During the first quarter of 1995, Medite/Europe implemented price increases of approximately 5% for all MDF products.



     North American MDF Pricing and Capacity Utilization. Until 1993, MDF prices had remained relatively flat for much of the previous ten years. Over the past two years, however, as government regulations have reduced the availability of timber and, as a result, timber supplies for traditional timber products have become increasingly restricted, prices for these products have increased and MDF operating rates have approached effective capacity levels. During 1993 and 1994, the Company implemented several U.S. price increases, resulting in a 25% realized U.S. price increase for standard MDF in 1994 compared to 1992. Additionally, in the first quarter of 1995, the Company implemented price increases of approximately 4% for standard MDF products produced in North America.


     The Company has achieved in the U.S. higher average standard MDF prices, FOB mill, than those reported by RISI for the industry for the Western U.S. In 1994, the average price realized for the Company's standard U.S.-produced MDF exceeded the Western U.S. average price reported by RISI by approximately 5%. Additionally, the Company's overall average prices, FOB mill, have benefitted in recent years from increases in the percentage of higher priced specialty products sold by its U.S. mills. In 1994, the average price realized for all MDF (standard and specialty) produced by the Company in the U.S. exceeded the Western U.S. average price for the industry, as reported by RISI, by approximately 10%.


     According to RISI's analysis of the North American MDF industry, (i) 1995 capacity expansion will barely keep pace with anticipated increases in consumption, (ii) the cost advantages of MDF compared to traditional timber products in 1995 will reinforce current tight market conditions, (iii) 1995 average prices will be 15% higher than 1994 average levels and (iv) for the next several years, while standard MDF prices may tend to decline as new capacity comes on-line, MDF's penetration into relatively high value end-use markets (millwork and moulding) should help stabilize MDF profitability. The Company can offer no assurance, however, that any of RISI's analysis will prove accurate.


     TRADITIONAL TIMBER PRODUCTS

     Demand for traditional timber products such as lumber and plywood is primarily affected by residential construction activity, which is cyclical due to changes in economic conditions and demographic factors.

     In recent years, the conflict between expanding demand for lumber and plywood and a greatly reduced North American timber base, resulting primarily from reductions in federal timber sales in the U.S. and reductions in the allowable timber harvest in British Columbia, has forced the forest products industry to make significant adjustments. From 1989 to 1993, plywood and lumber capacity in the Western United States declined by 31% and 25%, respectively. Lumber and plywood usage rates have dropped in key end-use markets as rising demand responded to higher prices and increased volatility with product substitution to achieve increased efficiencies in use. Market shares have shifted away from higher cost timber products produced from the Pacific Northwest's increasingly costly timber to lower cost-in-use products (e.g., MDF, oriented strand board, industrial particleboard and engineered lumber) and to regions with lower cost timber (e.g., British Columbia and the Southern United States).

     The Company expects the Pacific Northwest timber products industry to continue to shift away from timber conversion activities to more profitable timber harvesting activities. As the industry completes its adjustment to the new realities of reduced timber supplies, the Company expects timber prices across North America to stabilize at relatively high inflation adjusted levels and the trend of substituting reconstituted fiber based products such as MDF for lumber and plywood to continue.

STRATEGY

     The Company's strategy is comprised of the following:


     Strategic Focus on MDF. The Company has successfully implemented a long-term strategy of directing its primary business to the international production of MDF building board products and away from the regionalized production of traditional timber products. In 1984, MDF represented 20% of the Company's sales and made no contribution to operating income. For the year ended December 31, 1994, MDF represented 71% of the Company's sales and 75% of its operating income. Based on 1994 MDF industry information, the Company had approximate market shares of 13% and 5% in North America and Europe, respectively. The Company will continue to focus on expanding its MDF business.



     Development of Higher-Margin Specialty Products. The Company believes that, with 28% of its 1994 MDF sales in specialty MDF products, it is the world's leading producer of specialty MDF products. The Company offers an unsurpassed range of higher-margin specialty MDF products. Sold under the widely recognized trademarks of Medite(R) and Medex(R), these specialty products include:



                                                                            SAMPLE
                 SPECIALTY PRODUCT                 DESCRIPTION           APPLICATIONS
        ------------------------------------  ----------------------  -------------------
        Medex(R)............................  Moisture-resistant      Shopfronts/signage
                                              exterior grade
        Medite 313..........................  Moisture-resistant      Bathroom and
                                              interior grade          kitchen cabinets
        Medite FR...........................  Class 1                 Public building
                                              flame-resistant grade   interiors
        Medite II...........................  Formaldehyde-free       Hospital and museum
                                              interior grade          fixtures


     In 1994, the average per unit sales price of the Company's specialty products was approximately 60% higher than its standard MDF and resulted in operating margins approximately twice those for its standard MDF products. Over the past several years, the Company has differentiated itself in the MDF industry by developing, testing and introducing a series of new MDF products. The Company believes that the knowledge acquired during its many years of producing a variety of MDF products at diverse locations and the experience it has gained in selling these products in major world markets provide it with competitive advantages.

     Development of New Uses for MDF. Based upon expressed and perceived customer needs, the Company actively seeks to develop new commercial applications for MDF. For many years the Company has worked closely with furniture manufacturers in developing applications for MDF. In addition to furniture, MDF is used in industrial and residential fixtures, cabinets, joinery, millwork, mouldings and architectural features. The Company has devoted significant resources to the development of new applications and the education of customers and prospective customers on the benefits of substituting MDF for traditional timber products.

     The Company has recently commenced the manufacture and sale of homogeneous MDF board (consistent structural integrity, composition and texture throughout the board) which can be cut, routed, milled, shaved and shaped for a variety of applications, including mouldings and millwork for residential and industrial uses. These uses include door frames, decorative panel trim, door panels, picture frames, trim moulding for walls and decorative furniture components. The Company expects significant growth in the use of MDF in the moulding market because mouldings produced from MDF (i) offer cost-in-use advantages due to lower unit cost and less production waste compared to traditional timber mouldings and (ii) have, in many applications, a finished appearance that is generally indistinguishable from traditional timber mouldings. Additionally, the recently completed expansion at the Irish facility improves the Company's ability to efficiently produce thin board MDF, which should enable the Company to further penetrate the European thin hardwood plywood, particleboard and hardboard markets.


     Similarly, RISI forecasts that, through the end of this decade, the percentage of MDF used in repair and remodeling and in residential construction will increase as MDF quality improvements and specialty products enable MDF to further penetrate these applications. The Company believes that other growth opportunities for MDF include products sold in the retail "do-it-yourself" market and "knock-down" or "ready-to-assemble" computer furniture market.


     Growth Through MDF Capacity Additions and Acquisitions. The Company has for the past two years been operating at high levels of MDF capacity utilization. In 1994, the Company's capacity utilization was approximately 100% in Europe and 93% in North America. The Company presently serves its MDF customer requirements on an allocated basis. The recently completed addition of a second production line at the Company's facility in Ireland is expected to increase the Company's overall MDF production capacity by approximately 130,000 M3 or 25% and significantly improve the Company's production efficiency for thin board MDF sold in the European market.

     The Company intends to add additional MDF production capacity during the next two to three years through capital additions to its existing production facilities and the addition of new MDF production facilities. The Company expects identified capital projects to further increase its existing MDF productive capacity by approximately 20% at a cost of approximately $31 million over the next five years. Additionally, the Company expects to expend an equivalent amount of capital to maintain and replace components of its existing facilities. The Company is actively exploring expansion opportunities through acquisitions, strategic joint ventures and/or new construction. The Company believes that expansion of its MDF operations is dependent upon its ability to identify and secure adequate, long-term supplies of fiber. Accordingly, the Company is presently considering joint ventures with prospective partners who can provide, on a long-term committed basis, the supply of fiber required for the sustained production of MDF. Potential joint venture partners include forest product companies with substantial waste residuals (shavings and sawdust), as these companies are under increasing pressure to address environmental concerns over the disposal of these by-products.

     Management is considering opportunities to expand in a variety of geographic regions, including Canada, the Southeastern United States, Mexico, Eastern Europe and New Zealand, among others. Management also may consider entering new and different engineered wood markets in the U.S. and abroad, if appropriate opportunities are identified.

     Management of Fee Timber Resources. The Company has in recent years downsized its traditional timber conversion facilities and acquired additional timberlands to position its Oregon-based traditional timber products activities to operate on a long-term, sustained-yield basis. Depending on prevailing market conditions, the Company seeks to maximize the operating contribution of its traditional timber products operations by adjusting its annual timber harvest and by allocating its harvested timber between direct log sales and its traditional timber products conversion facilities. The Company's fee timberlands have become a valuable resource as the shortage of Pacific Northwest public timber available for harvest is expected to continue in the foreseeable future. Based upon recent reported sales of comparable timber, the Company believes the market value of its fee timberlands is well in excess of the $53 million book value. The Company believes that its presence in the traditional timber products market, and particularly its sale of logs to other conversion facilities, has aided the Company in gaining access to certain sources of wood residuals for its Oregon-based MDF operations.

OPERATIONS

     MDF

     The Company sells MDF principally under the Medite(R) and Medex(R) trademarks. The Company's MDF products and their specific applications are described below:


     Medite(R), the Company's standard MDF product, was first introduced in 1975 and is produced exclusively for interior applications such as furniture. The Company believes the Medite(R) trademark is the world's most recognized MDF trademark. In 1994, standard Medite(R) accounted for approximately 72% of the Company's total MDF sales. Applications which utilize standard MDF include cabinet drawer sides and backs, substrate material components for "knock-down" furniture and veneered furniture such as desks and tables, shelving, door frames, cabinet doors and interior paneling.


     Medex(R) is the Company's MDF panel product designed for exterior applications. The Company believes that it is currently the leading exterior grade MDF producer in the world. Medex(R) is used in facade application on storefronts, decorative shop fronts in many areas in Europe, counter tops, doors and window sills. The moisture resistance of Medex(R) products produced at the Irish MDF facility carries a 10-year warranty provided it has been properly sealed by the end user. The Company first produced Medex(R) in 1987 and it accounted for approximately 8% of the Company's 1994 total MDF sales.

     Medite 313 is a specialty MDF product designed for interior applications that involve high-humidity environments, such as bathroom and kitchen cabinetry and mouldings. Medite 313 was first introduced by the Company in 1987 and accounted for approximately 13% of the Company's total MDF sales in 1994. The principal markets for Medite 313 to date have been in the United Kingdom and the Republic of Ireland.

     Medite FR was developed by the Company primarily to address strict building code requirements in Europe for flame/fire resistance. Medite FR meets Class 1 flame-retardant guidelines in France and Germany. Medite FR was first produced by the Company in 1989 and accounted for 4% of the Company's 1994 total MDF sales. Although substantially all 1994 sales of Medite FR were made into the European market, the Company currently plans to introduce U.S. produced Medite FR for sale in North America and other markets outside of Europe in 1995.


     Medite II was developed by the Company in 1991 in order to meet the market need for a low formaldehyde-content MDF product for use in sensitive interior applications such as schools, museums and hospitals. Applications include exhibition cases, cabinetry, desks and other fixtures. Medite II is produced without the introduction of formaldehyde based resins (bonding agents) and additives. Accordingly, the only formaldehyde present in the product is attributable to the levels naturally occurring in wood fiber. The Company believes it is a leader in production of interior MDF produced without formaldehyde based resins. Medite II accounted for approximately 3% of the Company's total MDF sales in 1994. Substantially all sales of the Medite II have to date been made into the North American market.



     The MDF Manufacturing Process. The manufacturing process begins as wood fiber raw materials, primarily wood chips, shavings and sawdust, are steamed under pressure and then extruded through a refiner. The refined fibers are then dried and deposited on a moving screen passing through a forming machine. Resins are introduced to the fibers either as they enter the dryer or before the fibers are deposited on the forming machine. The fibers used in standard MDF are bonded with urea formaldehyde (UF) resin. Other types of resins are used by the Company as binders where improved properties, such as moisture resistance, are desirable. Additives are introduced by the Company at the same time as the resin binder to impart special properties, such as flame retardancy.

     The resulting fiber mat is then pressed. Generally, boards are pressed in two stages. The first stage reduces the thickness of the fiber mat. The second stage produces the finished board product and, at the Company's MDF facilities, is completed either on a static multiopening press or a continuous press. In a static multiopening press, the fiber mat is trimmed, cut to length and passed into a preloading cage which, when filled, transfers the mats into the openings of a multiopening press. The multiopening press, which is used at all of the Company's MDF facilities, is more efficient in producing thicker width MDF (16 to 30 millimeters). In a continuous press, the fiber mat is trimmed and then passed continuously through a double steel band press operating at high temperature and pressure. The resulting board is then cut into lengths which can be varied to suit particular customer requirements. The continuous press is highly efficient in producing thin board MDF (three to 15 millimeters). The Company operates a continuous press at its Clonmel facility.

     Production Facilities. The Company's MDF manufacturing facilities are as follows:

                                                 ANNUAL
                                               CAPACITY(1)      PRODUCTS        KEY MARKETS
                                               -----------     -----------    ----------------
                                               (M(3))
    Medford, Oregon..........................    175,000       Medite(R)      Western U.S.
                                                               Medex(R)       Asia/Pacific
                                                               Medite II
                                                               Medite FR
    Las Vegas, New Mexico....................    160,000       Medite(R)      Southwest U.S.
                                                               Medex(R)       Mexico
                                                               Medite II
    Clonmel, Republic of Ireland.............    300,000       Medite(R)      U.K.
                                                               Medex(R)       Northern Europe
                                                               Medite II      Ireland
                                                               Medite 313
                                                               Medite FR

- ------------

(1) Capacity data is total name plate capacity for 1995. The Company does not expect to achieve full capacity for its new Irish production lines in 1995. As the Company gains further operating experience with its newly installed continuous press production line in Ireland, it expects combined annual capacity of 300,000 M(3).


     The Company's Medford, Oregon MDF facility was constructed in 1974. Production at this facility during 1994 amounted to approximately 165,000 M3 (94% of total capacity, approximately the same as in 1993), of which approximately 84% consisted of the Company's standard Medite(R) product. The Medford MDF facility employs the multiopening press manufacturing technology. The primary fiber sources for the Medford facility are wood chips, shavings and sawdust, almost all of which are purchased from sawmills located in close proximity to the facility at spot market prices.


     The Las Vegas, New Mexico MDF facility was originally constructed by a third party in 1984 at a cost in excess of $55 million and was acquired by the Company in 1989 for $29 million. At the time of the acquisition, the production facilities were in poor operating condition, product quality did not meet Medite standards and the plant had not achieved a sustained level of operating income. In the 43 months ending December 31, 1992, the New Mexico facility incurred $16 million in aggregate operating losses and the Company spent $2.6 million on capital expenditures before the facility achieved its first full profitable year of operating income in 1993. Production at the Las Vegas facility during 1994 amounted to approximately 148,000 M3 (93% of total capacity), substantially all of which consisted of the Company's standard Medite(R) product. The Las Vegas facility utilizes a multiopening press. The primary fiber sources of the Las Vegas facility are wood chips, shavings and sawdust produced within a 150-mile radius of the facility, most of which are purchased pursuant to short-term purchase contracts. Increasingly, however, the Las Vegas facility has acquired its fiber from the "urban forest" (sawdust and shavings which are produced from shipping crates, pallets and recycled lumber). In 1994, these "post-consumer" fiber sources comprised approximately 14% of the total fiber supply of the Las Vegas facility.


     The Company's Clonmel, Ireland MDF facility produces standard and specialty MDF products under the ISO 9000 quality management certification. It was initially constructed in 1983, and a major expansion of that facility was completed in the fourth quarter of 1994 at a cost of $31 million, raising production capacity to 300,000 M3. Production at the Clonmel facility during 1994 (excluding the new production line) amounted to approximately 160,000 M3(approximately 100% of the total capacity of the original production line, up from 97% in 1993), of which approximately 40% consisted of the Company's specialty MDF products. The 1994 expansion included the addition of a continuous press, which is more efficient in the production of thin board MDF than the multiopening press. The Company believes the Clonmel facility is the only facility in the world that operates both a multiopening and continuous press in one location, making it unique in its ability to offer to its customers high quality products in the full range of MDF thicknesses (from three to 30 millimeters). The Company has what it considers to be an attractive long-term supply contract with the Irish Forestry Service, pursuant to which the Company has a reliable, fixed price supply of pre-commercial thinnings from Irish forests. These and other private sources of pre-commercial thinnings accounted for approximately 50% of the fiber raw materials used at Clonmel in 1994. The balance of the fiber requirements of the Clonmel facility are provided by wood chips acquired from local sawmill operators which the Company believes will be available in adequate supply due to the continuing development of the Irish forest products industry. Of total MDF production in 1994 at Clonmel, approximately 50% was sold in the United Kingdom, 18% was sold within the Republic of Ireland and the balance was sold primarily in other Northern European countries.


     The Company's U.S. facilities purchase urea formaldehyde resins for standard MDF products from suppliers located in close proximity to the facilities, while resins for specialty MDF products are purchased from suppliers primarily in Texas and Louisiana. Resins for specialty MDF products for the Irish facility are purchased from suppliers located primarily in the United Kingdom, while urea formaldehyde resins for standard MDF products are purchased from suppliers located in Ireland.

     TRADITIONAL TIMBER PRODUCTS

     Products. The Company produces and sells lumber used in residential and commercial construction, veneer which is used in the production of plywood and laminated veneer lumber ("LVL") and wood chips, which are a basic raw material for the MDF and paper industries. Logs harvested from the Company's fee timberlands are utilized in the production of lumber, veneer and wood chips. Certain sizes and species of logs harvested by the Company that are not used in its manufacturing operations are sold to other mills in the Northwest.

     Timber Resources. The Company conducts substantial logging operations and owns approximately 168,000 acres of timberland, including 77,000 acres added since the Company was acquired by Valhi in 1984. The Company's timberlands contain approximately 660 MMBF of generally second growth merchantable timber. The dominant species is Douglas Fir. The Company's timber holdings are within close proximity to its Oregon production facilities and are in relatively accessible terrain. At December 31, 1994, the Company also had contracts to purchase approximately 9 MMBF of timber under contracts with the U.S. Forest Service and Bureau of Land Management expiring at various dates through 1996. Government timber contracts, which are subject to competitive bidding, typically require the purchaser to harvest and remove timber within a three-year period.

     Production Facilities. The Company's traditional timber products conversion facilities are as follows:

                                      ANNUAL CAPACITY               PRODUCTS        KEY MARKETS
                             ---------------------------------    -------------    -------------
    Rogue River, Oregon....  80,000 square feet  3/8"             Veneer           Western U.S.
                             40,000 bone dry units ("BDU")        Wood chips
    White City, Oregon.....  70,000 board feet                    Lumber studs     Western U.S.
                             30,000 BDU                           Wood chips

     The Company completed the construction of its veneer and chipping facility in Rogue River, Oregon in late 1993, replacing a similar facility destroyed by fire in June 1992. The new veneer facility is designed to process cull (defective) logs from throughout the surrounding southern Oregon area and the smaller second-growth timber expected to be available from Company-owned timberlands on a longer-term basis. Veneer from this plant is sold to the LVL industry as well as to traditional soft-wood and hardwood plywood products manufacturers.

     The White City, Oregon stud mill facility produces primarily 2x4 studs used principally in residential construction in California. The facility produces lumber from small logs and "peeler cores", a by-product of veneer conversion facilities.

DISTRIBUTION AND SALE OF PRODUCTS

     The Company's manufactured products are sold primarily to wholesalers of building materials. The Company's major MDF markets include the United Kingdom, Northern Europe and the Republic of Ireland; Western and Central United States; the Pacific Rim and Mexico. In 1994, approximately 48% of the Company's MDF production was sold in North America, 21% in the United Kingdom, 9% in Ireland, 11% in Northern Europe, and 9% in the Pacific Rim. The Company's U.S. operations employ a sales force of 12 employees, while the Company's Irish operations have sales offices in the United Kingdom and Holland with 7 and 5 employees, respectively. Sales personnel are responsible for product sales as well as customer training and education in proper use of and applications for MDF products. Distribution is accomplished primarily by rail and common carrier trucking in the U.S. and by containerized ocean cargo shipment in Europe. Transportation costs are borne by the customer.

     Logs are sold primarily to other Oregon mills. Sales of traditional timber products in the United States are largely dependent upon the strength of the housing industry, which has historically been cyclical in nature. Although logging operations are seasonal due to inclement weather conditions during winter and spring months, the production and sale of forest products is not particularly seasonal in nature.

     The Company's operations are not dependent upon one or a few customers, the loss of which would have a material adverse effect on its operations. The Company's ten largest customers accounted for about one-fourth of sales in each of the past three years and included six MDF customers in 1994, five in 1993 and two in 1992. In 1992, two of the ten largest customers were primarily plywood customers and, accordingly, the mix of large customers changed beginning in 1993.

COMPETITION

     The Company operates in highly competitive industries. Within the MDF segment, the Company competes on the basis of quality, product breadth, customer service and price. In the traditional timber products segment, the Company competes primarily on the basis of price. Transportation costs are also significant and generally limit the geographic markets in which the Company's and its competitors' products are sold.

     The Company's MDF operations compete in North America principally with a number of MDF and composite board producers. In the Pacific Rim, the Company's MDF operations compete with Australian, New Zealand and other U.S. MDF producers. In Europe, the Company competes principally with other European producers of MDF and composite board products. Due to the significant cost of shipping products, which is borne by the customer, the Company may operate at a competitive disadvantage to certain other producers who are located closer to key European markets. In addition, some of the Company's competitors may possess greater financial resources, including in some cases the financial support of the governments of the countries in which such competitors are located. Due to periodic declines in the value of the U.S. dollar relative to other currencies, the Company's operations in Ireland have also experienced periodic competition from North American producers.

     The Company's traditional timber products operations compete primarily with numerous other producers in the Pacific Northwest. The Pacific Northwest traditional timber products industry experiences competition from Canadian imports and, to an increasing extent, from producers in southern states.

ENVIRONMENTAL MATTERS AND GOVERNMENTAL REGULATION


     The Company's operations are subject to a number of national, state and local laws and regulations with respect to raw materials handling, production procedures, operating environment, emissions and waste disposal, worker and product safety and environmental protection, among other things. In addition, the Company conducts extensive forest management programs on Company-owned timberlands, including selective harvest, reforestation and fertilization activities. While federal and state regulations governing the scope and timing of timber harvest may result in some restrictions on the Company's harvesting activities on Company-owned timberlands, the Company does not believe that such restrictions will be material. The Company believes that it is in compliance in all material respects with all laws and regulations affecting its operations and that future compliance with any such laws and regulations, which may involve significant capital expenditures, will not have a material adverse effect on its results of operations or financial condition. See "Investment
Considerations -- Governmental and Environmental Regulation."


TRADEMARKS AND PATENTS

     The Company believes that the patents it holds for MDF products and production processes are important to the Company's MDF business activities. The Company's major MDF trademarks, Medite(R) and Medex(R), are protected by registration in the United States and certain other countries. The Company also has a non-exclusive worldwide license relating to the application of resins in the manufacture of Medex(R) and a patent on the apparatus and method of manufacture of Medex(R).

EMPLOYEES

     As of December 31, 1994, the Company employed approximately 710 persons, including 510 in the U.S. and 200 in Europe. Approximately 30% of U.S. employees and 70% of non-U.S. employees were represented by various labor unions. The collective bargaining agreement covering the employees of the Company's Oregon MDF plant expires in September 1997. The collective bargaining agreement covering the hourly employees at the Company's Irish plant expires in March 1997. The collective bargaining agreement covering the hourly employees at the Company's Rogue River veneer facility expires in June 1996. The Company believes that its labor relations are satisfactory.

PROPERTIES

     The principal properties used in the Company's operations are described above in the "Business -- Operations" section. The Company believes that its facilities are adequate and suitable for their respective uses.

LEGAL PROCEEDINGS

     The Company is involved in various environmental, contractual, product liability and other claims and disputes incidental to its business. The Company currently believes that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information relating to the current directors and executive officers of the Company. The Company intends to add an additional non-employee director prior to completion of the Offering.

          NAME             AGE                        POSITION(S)
- -------------------------  ---   -----------------------------------------------------
Michael A. Snetzer.......  54    Chairman of the Board, Chief Executive Officer and
                                 Director
Jerry L. Bramwell........  56    President, Chief Operating Officer and Director
Rory G. Kirwan...........  45    Managing Director -- Medite/Europe
Henry Snow...............  48    Vice President
Bobby D. O'Brien.........  37    Vice President -- Finance and Treasurer
Theodore J. Bauer........  64    Director
John J. Costonis.........  57    Director
Edward J. Hardin.........  51    Director
Harold C. Simmons........  63    Director


     MICHAEL A. SNETZER has served as Chairman of the Board, President and/or Chief Executive Officer of the Company since 1985. Mr. Snetzer served as an executive officer and/or director of Contran and related companies from 1977 until July 1994, when he resigned such positions to assume full-time duties as Chairman of the Board and Chief Executive Officer of the Company. Prior to joining Contran, Mr. Snetzer, who holds an MBA degree from Southern Methodist University, was employed in various financial capacities within the computer service industry and as an industrial engineer in the defense communications and electronics industry. Mr. Snetzer is also currently a director of Valhi, NL Industries, Inc. (chemicals) and Tremont Corporation (titanium metals); however, he has notified each of these three companies that he does not intend to stand for re-election at their upcoming 1995 annual stockholders meeting.


     JERRY L. BRAMWELL has served as President and Chief Operating Officer of the Company from the time he joined the Company in 1991. Prior to joining the Company, Mr. Bramwell served as Executive Vice President of Stone Forest Industries from 1988 to 1990. Mr. Bramwell has over 29 years of experience in the forest products industry and holds an MBA degree from The University of California at Berkeley.

     RORY KIRWAN joined Medite/Europe in 1983 as Purchasing Agent and served in technical market support and as technical director and operations director prior to becoming Managing Director in 1992. Before joining the Company, he held various supervisory and management positions with an Irish unit of Pfizer Chemical Corporation. Mr. Kirwan is a board member of Wood Panel Producers Federation, a U.K. organization that acts as an authoritative source of technical information for wood-based panel products in the United Kingdom and Ireland.

     HENRY SNOW has served as Vice President of the Company since 1986. In addition to a variety of general management responsibilities, he is presently responsible for information systems, personnel and administration. Mr. Snow began his career with the Company in 1967 in its plywood plant while completing his degree in Mathematics at Southern Oregon State College. He is a graduate of the 1989 Stanford Executive Management Program.

     BOBBY D. O'BRIEN has served as Vice President -- Finance of the Company since December 1994 and as Treasurer of the Company since July 1993. He served as Assistant Controller of Valhi, with forest products responsibilities, from 1988 to December 1994. Prior to joining Valhi, Mr. O'Brien, a certified public accountant with a degree in Accounting from The University of Texas at Arlington, was with a public accounting firm for 10 years.

     THEODORE J. BAUER has served as a director of the Company since July 1993. Prior to retiring in December 1994, Mr. Bauer served as Vice President of the Company since 1985 and as an employee of the Company since 1967. Beginning in 1975, Mr. Bauer was assigned responsibility for the introduction and marketing of

MDF to the furniture and building products industries. Prior to his retirement, Mr. Bauer was largely responsible for directing the development of the Company's MDF business under the Medite(R) brand name.

     JOHN J. COSTONIS has served as a director of the Company since February 1995. Mr. Costonis has served as Dean of the Vanderbilt University School of Law since 1985, where he also serves as the Milton R. Underwood Professor of Free Enterprise.


     EDWARD J. HARDIN has served as a director of the Company since February 1995. Mr. Hardin has been a partner of the law firm of Rogers & Hardin since its formation in 1976. Mr. Hardin also serves as a director of Trend Laboratories, Inc. (fragrances and skin care products) and Westrup, Inc. (seed processing machinery).


     HAROLD C. SIMMONS has served as a director of the Company since 1984. Mr. Simmons has been an executive officer and/or director of Contran and related companies since 1968 and has served as Chairman of the Board and Chief Executive Officer of Valhi since prior to 1989, as Chairman of the Board and Chief Executive Officer of Valcor since its formation in 1993, and as President of each of Valhi and Valcor since 1994. Mr. Simmons is also Chairman of the Board of NL and a director of Tremont.

     Each of the above-named directors and executive officers will serve until the next annual meeting of the stockholders of the Company or until his earlier removal or resignation.

     COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors has established an audit committee (the "Audit Committee") and a management development and compensation committee (the "MD&C Committee"). The Company does not have a nominating committee.

     The Audit Committee is comprised of Mr. Bauer, Mr. Costonis and Mr. Hardin, with Mr. Hardin serving as its Chairman. The Audit Committee will convene when deemed appropriate or necessary by its members. The primary functions of the Audit Committee are to: (i) recommend an accounting firm to be employed by the Company as its independent auditors; (ii) consult with the Company's independent auditors regarding the audit plan; and (iii) determine that management places no restrictions on the scope or implementation of the independent auditors' examination.

     The MD&C Committee is comprised of Mr. Bauer, Mr. Costonis, Mr. Hardin and Mr. Simmons, with Mr. Simmons serving as its Chairman. The MD&C Committee will:
(i) set and approve the compensation (including salary, bonuses, incentive compensation and certain other types of compensation or remuneration) of executive officers and certain other highly compensated employees of the Company and (ii) have authority to appoint a subcommittee to administer the Company's 1995 Stock Option -- Stock Appreciation Rights Plan.

     Certain Litigation. Certain directors of the Company are parties to a purported derivative complaint filed in November 1991, in the Court of Chancery of the State of Delaware, New Castle County (Alan Russell Kahn v. Tremont Corporation, et al., No. 12339), in connection with Tremont's agreement to purchase 7.8 million shares of NL common stock from Valhi on October 30, 1991 (the "NL Stock Purchase"). Immediately prior to the NL Stock Purchase, Valhi owned approximately 63% and 44% of the outstanding shares of common stock of NL and Tremont, respectively. In addition to Valhi, the complaint names as defendants Tremont and the members of the Board of Directors of Tremont, including Harold C. Simmons and Michael A. Snetzer. The complaint alleges, among other things, that the NL Stock Purchase constituted a waste of Tremont's assets and that the Tremont Board of Directors breached its fiduciary duties to Tremont's public stockholders and seeks, among other things, to rescind Tremont's consummation of the NL Stock Purchase and award damages to Tremont for injuries allegedly suffered as a result of the defendants' conduct. The Company understands that Valhi and the other defendants believe that the action is without merit, have denied all allegations of wrongdoing and liability and intend to vigorously defend this action. The action is currently in discovery and a May 31, 1995 trial date has been set by the Delaware Chancery Court.

     Compensation of Directors. Directors of the Company who are not also officers or employees of the Company or its affiliates will receive an annual retainer of $15,000, payable in quarterly installments, plus $1,000 per day for attendance at Board of Directors meetings and $500 per day for attendance at Board committee meetings not held in conjunction with a full Board meeting or another Board committee meeting and as a daily rate for services rendered on behalf of the Board of Directors and any committee thereof. In the event of death while serving as a director, the designated beneficiary or estate of such directors shall be entitled to receive a one-time life insurance benefit equal to $15,000. Any such director serving as a chairperson of a Board committee shall also be entitled to an annual fee of $5,000 for such service. Mr. Costonis, Mr. Hardin and Mr. Bauer are the only current directors eligible to receive the foregoing amounts.

     Summary of Cash and Certain Other Compensation of Executive Officers. The Summary Compensation Table below provides certain summary information concerning annual and long-term compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer, the Company's other three executive officers and the Managing Director of Medite/Europe for services rendered to the Company during 1992, 1993 and 1994. Michael A. Snetzer and Bobby D. O'Brien were not employees of the Company prior to January 1, 1995, and during the 1992-1994 periods each was paid by parent corporations of the Company. The remainder of the individuals who serve as executive officers of the Company are employees of the Company and were paid by the Company during the periods presented. Beginning in 1995, Mr. Snetzer and Mr. O'Brien have become employees of the Company and are compensated directly by the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                            ANNUAL COMPENSATION                  COMPENSATION(7)
                                   -------------------------------------     -------------------------
                                                                                     AWARDS
                                                                            -------------------------
                                                                              VALHI         VALHI
                                                                            RESTRICTED    SECURITIES
                                                           OTHER ANNUAL       STOCK       UNDERLYING      ALL OTHER
        NAME AND                    SALARY       BONUS     COMPENSATION       AWARDS        OPTIONS      COMPENSATION
   PRINCIPAL POSITION      YEAR      ($)          ($)         ($)(2)          ($)(3)        (#)(4)           ($)
- -------------------------  -----   --------     -------    -------------    ----------    -----------    ------------
Michael A. Snetzer.......   1994   $ 76,923(1)  $    --       $    --        $     --            --        $     --
  Chairman of the Board     1993     76,923(1)       --            --              --            --              --
  and Chief Executive       1992     76,923(1)       --            --              --            --              --
  Officer
Jerry L. Bramwell........   1994    163,812      59,160            --              --        20,000          11,280(5)
  President and Chief       1993    163,812      54,914            --          15,113            --           9,473(5)
  Operating Officer         1992    160,000      46,806            --              --            --          11,296(5)
Rory G. Kirwan...........   1994     92,496      34,364        20,566              --        10,000              --
  Managing Director --      1993     84,433      16,308        15,810              --            --              --
  Medite/Europe             1992     88,618      13,789        16,788              --            --              --
Henry Snow...............   1994     93,654      34,757            --              --        10,000           9,068(6)
  Vice President            1993     90,948      30,695            --           7,800            --           7,151(6)
                            1992     86,184      25,212            --              --            --           7,856(6)
Bobby D. O'Brien.........   1994     66,462(1)       --            --              --            --              --
  Vice President --         1993     52,572(1)       --            --              --            --              --
  Finance and Treasurer     1992     46,244(1)       --            --              --            --              --

- ------------
(1) The Company and Valhi are parties to an Intercorporate Services Agreement (the "Valhi ISA"), which provides that Valhi will render certain services to the Company. Such services included services provided to the Company by Mr. Snetzer and Mr. O'Brien prior to 1995. The fees paid pursuant to the Valhi ISA were based upon the estimated percentage of time individual Valhi employees devoted to matters on behalf of the Company. See "Certain Relationships and Transactions." The amounts shown as compensation in the table for Michael A. Snetzer and Bobby D. O'Brien represent the portion of the fees paid by the Company pursuant to the Valhi ISA with respect to services rendered by Mr. Snetzer and Mr. O'Brien to the Company. Mr. Snetzer and Mr. O'Brien became employees of the Company effective January 1, 1995 and will be compensated directly by the Company beginning in 1995. Mr. Snetzer's and Mr. O'Brien's base salary for 1995 will be $275,000 and $92,500, respectively.

(2) Other Annual Compensation for Mr. Kirwan represents estimated value attributed to use of a Company automobile of $13,966 for 1992, $13,127 for 1993 and $17,511 for 1994 and the cost of supplemental health insurance coverage of $2,822 for 1992, $2,683 for 1993 and $3,055 for 1994. The only type of

    Other Annual Compensation for each of the other named individuals was in the form of perquisites, which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each named individual and has therefore been omitted.

(3) Represents the dollar value on the day of grant of 3,100 and 1,600 restricted shares of Valhi common stock granted to Mr. Bramwell and Mr. Snow, respectively, under the Valhi Stock Option/Stock Appreciation Rights Plan. The Company will reimburse Valhi for the cost of shares of restricted Valhi common stock awarded to executive officers who are also employees of the Company. Such reimbursement is made at such time as the restriction on such shares lapse, and is based on the market value of Valhi common stock on such date. Such shares vest at a rate of 40% after six months from the date of award, 30% after 18 months from the date of award and 30% after 30 months from the date of award. Dividends are paid to grantees on unvested shares. As of December 31, 1994, an aggregate of 2,700 shares of restricted Valhi common stock, for which the Company will reimburse Valhi, were held by executive officers named in the Summary Compensation Table. The aggregate number of shares and value of restricted Valhi common stock held by each named employee executive officer as of December 31, 1994 (at which time the market value was $7.625 per share) were as follows: Mr. Bramwell, 1,800 shares and $13,725; Mr. Snow, 900 shares and $6,863. Shares of restricted Valhi common stock held by Mr. Snetzer and Mr. O'Brien are not included in the table as such executive officers were not employees of the Company prior to 1995 and, accordingly, the Company will not be obligated to reimburse Valhi for restricted Valhi common stock awarded to such persons prior to 1995. See "Security Ownership in the Company and its Affiliates."

(4) Represents shares of Valhi common stock available for issuance upon the exercise of options granted under the Valhi Stock Option/Stock Appreciation Rights Plan. With respect to options to acquire Valhi common stock granted to executive officers who were also employees of the Company at the time of such award, the Company will reimburse Valhi for the difference between the option exercise price and the market price of Valhi common stock at the time of exercise. Options granted under the Valhi Stock Option/Stock Appreciation Rights Plan generally vest at the rate of 20% on each anniversary of the date of grant. The table does not include options held by Mr. Snetzer and Mr. O'Brien, executive officers of the Company who were not employees of the Company prior to 1995. The Company will not be obligated to reimburse Valhi in connection with Valhi stock options granted to Mr. Snetzer and Mr. O'Brien prior to 1995.

(5) All other compensation for Mr. Bramwell consists of a Valhi Employee Stock Ownership Plan (the "ESOP") allocation of Valhi common stock valued at $3,052 for 1992, $2,099 for 1993 and $2,280 for 1994 and a matching contribution pursuant to the Company's Employees' Thrift Plan (the "Thrift Plan") of $8,244, for 1992, $7,374 for 1993 and $9,000 for 1994.

(6) All other compensation for Mr. Snow consists of an ESOP allocation of Valhi common stock valued at $1,496 for 1992, $1,167 for 1993 and $1,833 for 1994 and a matching contribution pursuant to the Thrift Plan of $6,360 for 1992, $5,984 for 1993 and $7,235 for 1994.

(7) No payouts were made pursuant to long-term incentive plans during 1992, 1993 or 1994 and therefore the column for such compensation has been omitted.

     Bonuses. Bonus recommendations for senior U.S. employees, including executive officers who are U.S. employees of the Company, are based upon guidelines related to annual return on stockholders' equity compared to the annual budgeted return. Bonus recommendations for senior Irish employees are based upon the Irish operations' pretax income margins compared to budgeted pretax income margins. Additional bonus recommendations for senior Irish employees are related to the plant expansion project in Ireland. In 1994 these recommendations were based upon project completion within specified capital expansion guidelines. Further bonus recommendations in 1995 related to the project will be based upon achievement of specified operating performance goals. Final determination of annual bonus payments has, in the past, been made by non-employee directors.

     Grants of Stock Options and Stock Appreciation Rights. The following table provides information, with respect to the executive officers of the Company listed in the Summary Compensation Table above, concerning the grant of options to acquire Valhi common stock in 1994. No SARs were granted in 1994. Options granted to executive officers who were not employees of the Company prior to 1995 and for which the Company incurs no cost are not included in the table.

                           OPTION/SAR GRANTS IN 1994

                                                 INDIVIDUAL GRANTS                            POTENTIAL
                               ------------------------------------------------------    REALIZABLE VALUE AT
                               NUMBER OF     PERCENT OF                                    ASSUMED ANNUAL
                               SECURITIES      TOTAL                                       RATES OF STOCK
                               UNDERLYING     OPTIONS/                                   PRICE APPRECIATION
                                OPTIONS/        SARS         EXERCISE                        FOR OPTION
                                  SARS       GRANTED TO      OR BASE                         TERM($)(1)
                                GRANTED      EMPLOYEES        PRICE        EXPIRATION    -------------------
            NAME                  (#)        IN 1994(2)    ($/SHARE)(3)       DATE         5%         10%
- ----------------------------   ----------    ----------    ------------    ----------    -------    --------
Jerry L. Bramwell...........     20,000          24%       $ 5.75-$6.89    03/10/2004    $69,387    $185,169
Rory G. Kirwan..............     10,000          12          5.75- 6.89    03/10/2004     34,694      92,585
Henry Snow..................     10,000          12          5.75- 6.89    03/10/2004     34,694      92,585

- ------------
(1) The closing sale price of the Valhi common stock on the date of grant was $6.00 per share.

(2) Based on total shares pursuant to the grant of options to employees of the Company.

(3) Options granted in 1994 become exercisable on the following dates at the prices indicated.

PERCENT     VESTING      EXERCISE
VESTED        DATE        PRICE
- -------     --------     --------
   20%      06/30/95      $ 5.75
   20       03/10/96        6.01
   20       03/10/97        6.29
   20       03/10/98        6.58
   20       03/10/99        6.89

     Stock Option Exercises and Holdings. The following table provides information with respect to the executive officers of the Company listed in the Summary Compensation Table above concerning the value of unexercised options to acquire Valhi common stock held as of December 31, 1994. Options held by executive officers who were not employees of the Company prior to 1995 and for which the Company incurs no cost are not included in the table. During 1994, no executive officer exercised any options. No SARs have been granted under any incentive plan.

                                                   NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                       OPTIONS/SARS                    OPTIONS/SARS
                                                      AT 12/31/94 (#)                AT 12/31/94 ($)
                     NAME                        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
- -----------------------------------------------  -------------------------     ----------------------------
Jerry L. Bramwell..............................        16,000/24,000                   42,000/36,920
Rory G. Kirwan.................................          --  /10,000                     --  /13,210
Henry Snow.....................................        38,000/12,000                   21,000/18,460

- ------------
(1) Based on Valhi's $7.625 per share closing price as of December 31, 1994 as reported on the NYSE composite tape.

     Stock Option-Stock Appreciation Rights Plan. On February 14, 1995, the Board of Directors and Valcor, as the sole stockholder of the Company, adopted the Medite Corporation 1995 Stock Option-Stock Appreciation Rights Plan (the "Option Plan"). The Option Plan provides key employees (who may also be directors) of the Company and its affiliates performance incentives and also provides a means of encouraging stock ownership in the Company by such persons. Under the Option Plan, key employees of the Company or its affiliates are eligible to receive stock options to purchase shares of Common Stock, appreciation rights

("SARs") or awards of restricted stock. The Option Plan allows a maximum of 1,000,000 shares of Common Stock to be awarded in the form of stock options, SARs and restricted stock awards. Options, SARs and restricted stock awards are granted under the Option Plan on the basis of the optionee's contribution to the Company and no option may exceed a term of ten years from the date of grant. Options granted under the Option Plan may be either incentive stock options or non-qualified stock options. A subcommittee of the Company's MD&C Committee will be authorized to designate the recipients of options, SARs and restricted stock awards, the dates of grants, the number of shares subject to options or restricted stock awards, the option price, the terms of payment on exercise of the options, the time during which the options and SARs may be exercised and the vesting of restricted stock awards. The price of incentive stock options granted under the Option Plan cannot be less than the fair market value of the shares at the time the options are granted.


     On March 17, 1995, the Company granted to employees of the Company, subject to completion of the Offering, incentive stock options under the Option Plan to purchase an aggregate of 475,000 shares of Common Stock at an exercise price equal to the initial public offering price and may grant during the next six months options to purchase an additional 65,000 shares at the market price on date of grant. Of the options granted, Messrs. Snetzer, Bramwell, Kirwan, Snow and O'Brien were granted options to purchase 90,000, 60,000, 45,000, 30,000 and 30,000 shares of Common Stock, respectively. Each of these options will vest over a period of five years, with 60% of the shares subject to the options becoming first exercisable on the third anniversary of the date of grant, 20% becoming first exercisable on the fourth anniversary of the date of grant and the remaining 20% becoming first exercisable on the fifth anniversary of the date of grant.



     Non-Employee Director Stock Option Plan. On March 17, 1995, the Board of Directors of the Company and Valcor, as the sole stockholder of the Company, adopted the Medite Corporation 1995 Non-Employee Director Stock Option Plan (the "Director Plan"). Options will be granted under the Director Plan only to directors of the Company who are neither employees of the Company nor any of its subsidiaries or affiliates. The aggregate number of shares of Common Stock authorized to be issued pursuant to the Director Plan is 65,000. The Director Plan provides that each eligible non-employee director will be granted (a) an option to purchase 5,000 shares of Common Stock on the closing date of this Offering and (b) annually, beginning in 1996, an option to purchase 1,000 shares of Common Stock automatically on the third business day after the Company issues its press release summarizing the Company's annual financial results for the prior fiscal year. The exercise price of the options shall be equal to the last reported sale price of the Common Stock on the NASDAQ National Market System on the date of grant; provided, however, that with respect to the initial grant, the exercise price shall be equal to the initial public offering price. Options granted under the Director Plan are not intended to constitute "incentive stock options" within the meaning of Section 422 of the Code. Each option granted under the Director Plan becomes exercisable one year after the date of the grant and expires on the fifth anniversary following the date of grant. The Director Plan will terminate upon the earlier of (a) March 31, 2000, or (b) the effective date of a non-employee director stock option plan adopted by the Board of Directors expressly replacing the Director Plan. No options may be granted under the Director Plan after the date on which the Director Plan terminates. Directors of the Company who are eligible to participate in the Director Plan are Theodore J. Bauer, John J. Costonis, Edward J. Hardin and Harold C. Simmons.


     Pension Plan. The Medite Employees' Pension Plan (the "Retirement Plan") is a plan qualified under the Internal Revenue Code of 1986, as amended (the "Code"), that provides for a defined benefit upon retirement to the Company's eligible and participating U.S. employees. Under the terms of the Retirement Plan, the defined benefit for a participant is formulated on the basis of a straight life annuity determined by the amount of a participant's earnings for each year and the number of years of credited service under the Retirement Plan. The compensation utilized for purposes of the Retirement Plan formula includes the annual salary and does not include overtime, commissions, bonuses or deferred compensation.

     The following table lists annual benefits under the Retirement Plan for the average annual earnings and years of credited service shown for a participant retiring at the normal retirement age of 65. There is no provision under the Retirement Plan providing for benefit reductions for Social Security payments received by a participant after retirement. A participant accrues reduced benefits under the Retirement Plan after thirty-five years of credited service.

                                                           YEARS OF CREDITED SERVICE
                  AVERAGE ANNUAL                 ---------------------------------------------
                     EARNINGS                       5           10          20          35
    -------------------------------------------  --------    --------    --------    ---------
      $ 80,000.................................  $  5,940    $ 11,880    $ 23,760    $  41,580
       100,000.................................     7,440      14,880      29,760       52,080
       120,000.................................     8,940      17,880      35,760       62,580
       140,000.................................    10,440      20,880      41,760       73,080
       160,000.................................    11,940      23,880      47,760       83,580
       180,000.................................    13,440      26,880      53,760       94,080
       200,000.................................    14,940      29,880      59,760      104,580

     Jerry L. Bramwell and Henry Snow were the only current executive officers of the Company eligible to participate in the Retirement Plan; Mr. Snetzer and Mr. O'Brien became eligible to participate in the Retirement Plan in 1995. Mr. Bramwell and Mr. Snow are credited with four years and 27 years, respectively, of service under the Retirement Plan. Additionally, pursuant to an agreement entered into between the Company and Mr. Bramwell at the time of his employment, in addition to his benefits under the retirement plan, the Company will pay Mr. Bramwell an additional monthly amount after retirement equal to the amount Mr. Bramwell is entitled to receive pursuant to the Retirement Plan. The Company's obligation under such agreement ceases upon Mr. Bramwell's death.

     The Medite of Europe Limited Retirement and Death Benefit Plan (the "Medite/Europe Plan") provides for a defined benefit upon retirement to the Company's eligible and participating Irish employees. Under the Medite/Europe Plan, the defined benefit for a participant is based upon the annual average salary for the highest three consecutive year period in the ten year period preceding retirement. The following table lists annual benefits under the Medite/Europe Plan for average annual salary and years of credited service shown for a participant retiring at the normal retirement age of 65.

                                                          YEARS OF CREDITED SERVICE
                  AVERAGE ANNUAL                ----------------------------------------------
                     EARNINGS                      5           10          20           35
    ------------------------------------------  --------    --------    ---------    ---------
      $ 80,000................................  $ 13,333    $ 26,667    $  40,000    $  53,333
       100,000................................    16,667      33,333       50,000       66,667
       120,000................................    20,000      40,000       60,000       80,000
       140,000................................    23,333      46,667       70,000       93,333
       160,000................................    26,667      53,333       80,000      106,667
       180,000................................    30,000      60,000       90,000      120,000
       200,000................................    33,333      66,667      100,000      133,333


     Compensation Committee Interlocks and Insider Participation. During 1994, the Company did not have a compensation committee. Accordingly, in 1994, decisions concerning the compensation of the Company's executive officers were made by the Board of Directors with the exception of the compensation decisions relating to Michael A. Snetzer and Bobby D. O'Brien, who were not employees of the Company until January 1, 1995. Although Mr. Snetzer, Theodore J. Bauer and Jerry L. Bramwell were members of the Board of Directors and executive officers of the Company during 1994, Mr. Snetzer was not compensated directly by the Company during such time and neither Mr. Bauer nor Mr. Bramwell participated in any decisions regarding their own compensation as executive officers of the Company.



     In addition, Mr. Snetzer served as a director of Valhi and Valcor during 1994 and Harold C. Simmons, the Chairman of the Board and Chief Executive Officer of Valhi and Valcor, served as a director of the Company.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS


     Relationships with Related Parties. As set forth under the caption "Security Ownership in the Company and its Affiliates," Harold C. Simmons, through Valcor, Valhi and Contran, may be deemed to control the Company. Mr. Simmons is also a director of the Company's parent company, Valcor, and of certain affiliates of the Company and Valcor. Mr. Snetzer is currently a director of the Valhi, NL and Tremont, each of which may be deemed to be controlled by Mr. Simmons. Mr. Snetzer has advised these three companies that he does not intend to stand for re-election at their upcoming 1995 annual stockholder meetings. See "Management -- Executive Officers and Directors." It is the policy of the Company to engage in transactions with related parties on terms, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.


     Edward J. Hardin, a director the Company, is a partner in the law firm of Rogers & Hardin, which serves as legal counsel to the Company. Rogers & Hardin has also provided and may in the future provide legal services to other entities which may be deemed to be controlled by Harold C. Simmons.

     Loans and Advances. From time to time the Company makes advances to and borrows from Valcor, Valhi and other related parties pursuant to term and demand loans. Such loans and advances are made principally for cash management purposes and at times when, although the Company had credit availability from third party sources, the Company was able to borrow such funds from an affiliate on terms comparable or more favorable to those available under such existing third party credit facilities. During 1992, 1993 and 1994, the maximum aggregate outstanding principal amount of loans payable to Valhi and Valcor were $2 million, $2 million and $5 million, respectively, and the average interest rate payable on such loans during such years were 7.8%, 7.5% and 5.25%, respectively. As of December 31, 1994, outstanding loans payable to Valcor were $5 million.

     Contractual Arrangements. The Valhi ISA provides that Valhi will render or provide certain management, financial, and administrative services to the Company on a fee basis. Prior to 1995, these services included services provided to the Company by Mr. Snetzer and Mr. O'Brien. The Company paid Valhi fees for services rendered under the Valhi ISA of $321,000, $320,000 and $316,000 in 1992, 1993 and 1994, respectively. In addition, the Company reimbursed Valhi for out-of-pocket costs incurred in rendering such services. The Valhi ISA is an annual agreement and may be extended on a quarter-to-quarter basis, subject to termination by advance notice by either party and amendment by mutual agreement.

     Net charges from related parties for services provided in the ordinary course of business, principally "pass-through" insurance charges for insuring and other risks and for foreign sales corporations commissions aggregated $2,041,000 in 1992, $1,605,000 in 1993 and $1,200,000 in 1994. Such charges, in the Company's opinion, are not materially different from those that would have been incurred on a stand-alone basis were such services provided by non-affiliates.

     The Company, Valcor, and Valhi have been members of Contran's consolidated United States federal income tax group (the "Contran Tax Group"). Contran's policy for intercompany allocation of federal income taxes provides that subsidiaries included in the Contran Tax Group compute the provision for federal income taxes on a separate company basis. Subsidiaries of Valcor make payments to, or receive payments from, Valcor in the same amount they would have paid to or received from the Internal Revenue Service had they not been members of the Contran Tax Group. The separate company tax provisions and payments are computed using tax elections made by Contran. Upon consummation of the Offering, the Company will become a separate United States taxpayer and will no longer be a member of the Contran Tax Group.

     Certain employees of the Company have been awarded shares of restricted Valhi common stock and/or granted options to purchase Valhi common stock under the terms of Valhi's stock option plans. The Company will reimburse Valhi for the cost of shares of restricted Valhi common stock awarded to employees of the Company as of the time the restrictions on such shares lapse, based on the market value of Valhi common stock on such date. With respect to options to acquire Valhi common stock granted to employees of the Company, the Company will reimburse Valhi for the difference between the option exercise price and the market price of Valhi common stock at the time of exercise. As of December 31, 1994, employees of the

Company (prior to January 1, 1995, Mr. Snetzer and Mr. O'Brien were not employees of the Company) had been awarded 4,100 shares of restricted Valhi common stock and options to acquire 359,000 shares of Valhi common stock. The Company has recorded an expense (credit) of ($23,000) in 1992, nil in 1993 and $221,000 in 1994 in connection with the grant of Valhi restricted stock and stock options.


     Valcor Indenture. The Valcor Indenture contains provisions which limit, among other things, the ability of Valcor and its subsidiaries (including the Company) to incur indebtedness, make acquisitions of or investments in new businesses, sell assets, place liens on its existing properties or consent to further restrictions on its ability to pay dividends so long as Valcor's Senior Notes remain outstanding. These restrictions generally prohibit the Company from incurring any new indebtedness secured by assets already owned, including any assets which had previously secured indebtedness before such indebtedness was repaid in full, except for the incurrence of permitted revolving working capital indebtedness or the refinancing of any permitted indebtedness in accordance with the Indenture. The Company is generally permitted to incur additional indebtedness to finance the acquisition of businesses and capital expenditures if, at the time such indebtedness is incurred, Valcor and its subsidiaries meet a specified debt service coverage ratio, on a consolidated basis. Accordingly, the ability of the Company to incur additional indebtedness may depend in part on the operating results and levels of indebtedness of Valcor's other business segments.

     The Valcor Indenture also restricts the Company from (i) incurring any new indebtedness which, among other things, restricts or limits its ability to pay dividends or pay any indebtedness owed to Valcor; (ii) entering into a sales/leaseback transaction unless the net proceeds from the sale are at least equal to the fair value (as determined by Valcor's Board of Directors) of the property sold and the Company applies an amount in cash equal to the net proceeds of such sale to the retirement of any of its indebtedness; and (iii) making an investment (such as a loan, advance or acquisition of an equity interest) in any person in which any affiliate of Valcor (other than the Company, its subsidiaries or any other Valcor subsidiary) has, or is making, an investment.

              SECURITY OWNERSHIP IN THE COMPANY AND ITS AFFILIATES

     Prior to the Offering, all of the Company's outstanding capital stock was held by Valcor, which is in turn a wholly-owned subsidiary of Valhi. Each of Valcor and Valhi are subject to the informational requirements of the Exchange Act. As set forth below, Contran holds, directly or through subsidiaries, approximately 90% of the outstanding Valhi common stock. Harold C. Simmons, Chairman of the Board, President and Chief Executive Officer of Valcor, Valhi and Contran, may be deemed to control each of such companies.

     The following table and notes set forth as of December 31, 1994 the beneficial ownership, as defined by the regulations of the Securities and Exchange Commission (the "Commission"), of Valhi common stock by (i) each person or group of persons known to the Company to beneficially own more than 5% of the outstanding shares of Valhi common stock, (ii) each director of the Company,
(iii) each executive officer of the Company listed in the Summary Compensation Table above, and (iv) all executive officers and directors of the Company as a group. See footnote (3) below for information concerning individuals and entities which may be deemed to indirectly beneficially own those shares of Valhi common stock directly held by Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran, as reported in the table below. Except as set forth below, no securities of the Company's parent companies are beneficially owned by any director or executive officer of the Company. All information is taken from or based upon ownership filings made by such persons with the Commission or upon information provided by such persons to the Company.


                                                                   VALHI COMMON STOCK
                                                         --------------------------------------
                                                         AMOUNT AND NATURE
                                                           OF BENEFICIAL             PERCENT OF
                 NAME OF BENEFICIAL OWNER                  OWNERSHIP (1)             CLASS (2)
    ---------------------------------------------------  -----------------           ----------
    Valhi Group, Inc...................................      85,644,496(3)              75.2%
    National City Lines, Inc...........................      11,491,009(3)              10.1%
    Contran Corporation................................       6,212,058(3)               5.5%
    Theodore J. Bauer..................................          16,373                   --
    Jerry L. Bramwell..................................          20,161(4)                --
    John J. Costonis...................................              --                   --
    Edward J. Hardin...................................           2,000                   --
    Harold C. Simmons..................................         700,363(3)(4)(5)          .6%
    Michael A. Snetzer.................................         655,016(3)(4)(6)          .6%
    Rory G. Kirwan.....................................              --                   --
    Henry Snow.........................................          40,605(4)                --
    Bobby D. O'Brien...................................          28,682(3)(4)             --
    All directors and executive officers as a group (8
      persons).........................................       1,463,200(3)(4)(5)(6)      1.3%


- ------------
(1) All beneficial ownership is sole and direct unless otherwise noted. The business address of VGI, National and Contran is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

(2) No percent of class is shown for holdings of less than 1%.

(3) National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie") are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts; however, Mr. Simmons disclaims beneficial ownership thereof. The Combined Master Retirement Trust (the "Master Trust") holds approximately .1% of the outstanding shares of Valhi common stock. The Master Trust is a trust formed by Valhi to permit the collective investment by trusts which maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Harold C. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. The trustee and members of the Trust Investment Committee for the Master Trust are selected by Valhi's Board of Directors. Harold C. Simmons and Michael A. Snetzer are members of Valhi's Board of Directors and are participants in one or more of the employee benefit plans which invest through the Master Trust; however, each such person disclaims beneficial ownership of the shares of Valhi Common Stock held by the Master Trust, except to the extent of his individual vested beneficial interest in the assets held by the Master Trust. In addition, Bobby D. O'Brien is a participant in one or more of the employee benefit plans which invest through the Master Trust; however, Mr. O'Brien disclaims beneficial ownership of the shares of Valhi Common Stock held by the Master Trust, except to the extent of his individual vested beneficial interest in the assets held by the Master Trust.


    Harold C. Simmons is Chairman of the Board, President and Chief Executive Officer of Valcor, Valhi, VGI, National, NOA, Dixie and Contran. Mr. Simmons is also the Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest. By virtue of the stock ownership described above and the holding of such offices, Mr. Simmons may be deemed to control the Company, Valcor, Valhi, VGI, National, NOA, Dixie Rice, Dixie, Southwest and Contran, and may be deemed to possess indirect beneficial ownership of certain shares of Valhi Common Stock held by such entities. However, Mr. Simmons disclaims beneficial ownership of the shares of Valhi Common Stock beneficially owned, directly or indirectly, by such entities.


(4) The shares of Valhi common stock shown as beneficially owned include shares of Valhi common stock that such person or group could acquire upon the exercise of options within 60 days of December 31, 1994. During such period, options for 620,000, 510,000, 16,000, none, 38,000 and 26,000 shares are exercisable by Messrs. Simmons, Snetzer, Bramwell, Kirwan, Snow and O'Brien, respectively, under Valhi's stock option plans. Also included are shares of restricted Valhi common stock which include none, none, 1,800, none, 900 and 1,600 shares held by Messrs. Simmons, Snetzer, Bramwell, Kirwan, Snow and O'Brien, respectively, which such person has the power to vote and the right to receive dividends. In addition, included are the vested beneficial interests in shares of Valhi common stock held as of December 31, 1994 by the ESOP which include 3,363, 3,356, 1,061, none, 1,005 and 1,082 shares held by Messrs. Simmons, Snetzer, Bramwell, Kirwan, Snow and O'Brien, respectively. All of the shares which could be acquired upon the exercise of options, shares of restricted Valhi common stock and the vested beneficial interest in the shares of Valhi common stock held by the ESOP are included in the amount of shares outstanding for purposes of calculating the percent of class owned by such person or group.

(5) The shares of Valhi common stock shown as beneficially owned by Harold C. Simmons include 77,000 shares held by Mr. Simmons' wife, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons.

(6) The shares of Valhi common stock shown as beneficially owned by Michael A. Snetzer do not include 2,000 shares held in an account for which Mr. Snetzer has investment authority and 11,500 shares held in an account for his minor son of which Mr. Snetzer is custodian, with respect to all of which beneficial ownership is disclaimed by Mr. Snetzer.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50 million shares of Common Stock, par value $.01 per share, of which 12,100,000 shares are issued and outstanding, and 1 million shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), of which 1,000 shares of a Series A Preferred Stock are issued and outstanding. The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

COMMON STOCK


     Upon completion of the Offering, the Company will have 18,850,000 shares of Common Stock outstanding.


     Voting Rights. Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all directors then being elected. Since the purchasers of shares offered hereby will own less than a majority of the outstanding shares after the Offering, such stockholders will be unable to elect a director without the affirmative vote of Valcor.

     Dividends. Each share of Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. Delaware law generally requires that dividends are payable only out of the Company's surplus or current net profits in accordance with the Delaware General Corporation Law. On and after February 1, 2001, no dividend (other than dividends payable in certain capital stock of the Company or certain rights to purchase capital stock of the Company) may be paid or declared on the shares of Common Stock unless and until the cumulative accrued and unpaid dividends on the Series A Preferred Stock are paid in full or set aside for payment. See "Dividend Policy."

     Liquidation. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors and to the holder of any Preferred Stock of the Company that may be outstanding at the time.

     Other. The holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable.


     Prior to the date of this Prospectus, there has been no established public trading market for the Common Stock. The Common Stock has been approved for trading, subject to official notice of issuance, on the NASDAQ National Market System under the symbol "MDFX".


PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. As of February 14, 1995, the Board of Directors of the Company designated 1,000 shares of its Preferred Stock as the "Series A Preferred Stock" and issued such 1,000 shares of Series A Preferred Stock to Valcor in the form of a stock dividend. See "Use of Proceeds." With the exception of the Series A Preferred Stock, as of the date of this Prospectus, the Board of Directors of the

Company has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any additional shares of Preferred Stock.

     Series A Preferred Stock. Commencing on February 1, 1995, dividends shall accrue on the Series A Preferred Stock at the annual rate of $6,000 per share and shall be cumulative. Dividends shall only be payable on the Series A Preferred Stock: (i) when, as and if declared by the Board of Directors of the Company and (ii) at such times as permitted by certain provisions of the Company's credit agreements. Prior to February 1, 2001, the declaration and payment of dividends and distributions on the Common Stock shall not be restricted or limited by the failure to pay cumulative accrued and unpaid dividends on the Series A Preferred Stock. On and after February 1, 2001, no dividend (other than dividends payable in certain capital stock of the Company or certain rights to purchase capital stock of the Company) may be paid or declared on the shares of Common Stock unless and until the cumulative accrued and unpaid dividends on the Series A Preferred Stock have been paid in full or set aside for payment.

     In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company shall be made or set apart for the holders of any capital stock of Company junior to the Series A Preferred Stock, including the Common Stock, the holders of the shares of Series A Preferred Stock shall be entitled to receive $50,000 per share plus an amount equal to the cumulative accrued and unpaid dividends as would be payable on such share were a dividend declared on the Series A Preferred Stock on the date of final distribution to such holders.

     Holders of the Series A Preferred Stock are not entitled to vote (except as otherwise required by the General Corporation Law of the State of Delaware) and have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Series A Preferred Stock are fully paid and nonassessable.

     Subject to compliance with certain provisions of the Company's credit agreements, the Company may, at any time and from time to time, redeem the shares of Series A Preferred Stock, in whole or in part, at a redemption price equal to $50,000 per share plus all cumulative accrued and unpaid dividends that would be payable on such share were a dividend declared on the Series A Preferred Stock at the time of such redemption. The Company intends to use a portion of the net proceeds of the Offering to redeem the Series A Preferred Stock. See "Use of Proceeds".

LIMITATIONS ON DIRECTORS' LIABILITY

     The Company's Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law ("DGCL") prohibits certain transactions between a publicly held Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL. The Company has made such an election in its Restated Certificate of

Incorporation and, as a result, the Company is not subject to the provisions of
Section 203 of the DGCL. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10 percent or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination or the transaction whereby the person became an interested stockholder is approved by the corporation's board of directors prior to the date of such transaction; (ii) the interested stockholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

TRANSFER AGENT

     Society National Bank will act as the transfer agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have outstanding 18,850,000 shares of Common Stock, without taking into account any options or restricted stock granted to officers and employees of the Company. All 6,750,000 of the shares of Common Stock sold hereby are freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") by persons other than "affiliates" of the Company (defined in Rule 144 under the Securities Act as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, the Company). The remaining 12,100,000 shares of Common Stock held by Valcor will be deemed restricted securities within the meaning of Rule 144. Shares of Common Stock acquired or to be acquired by officers and employees of the Company pursuant to the exercise of options or restricted stock grants will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates." Sales of restricted securities and shares of Common Stock held by "affiliates" are subject to certain volume, timing and manner of sale restrictions pursuant to Rule 144. Any sales of substantial amounts of these shares in the public market might adversely affect prevailing market prices for the shares of Common Stock.


     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including "affiliates" of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Company is unable to estimate the number of restricted shares or shares held by affiliates that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the holders of the shares and other factors.

     Each of the Company and Valcor has agreed with the Underwriters not to issue or sell any of its shares of Common Stock, or shares convertible or exchangeable or exercisable for its common stock, for a period of 180 days from the date of this Prospectus. Thereafter, Valcor will be able to sell its shares of Common Stock in reliance upon Rule 144, subject to the resale volume limitations described above. In addition, it is possible that in the future Valcor may cause the Company to register additional shares of Common Stock owned by Valcor to permit a further distribution of such shares of Common Stock by Valcor.

     Prior to the Offering, there has been no public market for the Common Stock. Trading of the Common Stock is expected to commence following the completion of the Offering. There can be no assurance that an active trading market will develop or continue after the completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock or the ability of the Company to raise capital through a public offering of its equity securities.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust. An alien individual may be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the U.S. on at least 31 days in the current calendar year and for a weighted average of 183 days during a three-calendar year period ending with the current calendar year (computed, for such purposes as the sum of all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien with respect to any calendar year if he (i) meets a lawful permanent resident test (a so-called "green card" test) or (ii) is not otherwise a United States resident in the calendar year or in the immediately preceding calendar year but elects to be treated as a U.S. resident in the calendar year (the "election year"). The election may be made if the alien individual is present in the U.S. for a period of at least 31 consecutive days in the election year and for at least 75 percent of the number of days beginning with the first day of such 31 day period and ending with the last day of the election year (treating the individual for this purpose as present in the U.S. for up to five (5) days even if absent from the U.S. on such days) and meets the "substantial presence test" in the immediately following year. In addition, an alien may be treated as a U.S. resident for only a portion of a calendar year, and as a nonresident for the remainder of such year if during the remaining part of the year the individual is not present in the U.S. and has a closer connection to a foreign country than to the U.S. and if the individual is not a resident of the U.S. in the following calendar year. Generally, resident aliens are subject to U.S. federal tax as if they were U.S. citizens and residents.

     This discussion is based on the Code, and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of any Non-U.S. Holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Prospective holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing Common Stock.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty. The payor of such dividends is required to withhold the U.S. income tax from the dividend payment. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under proposed U.S. Treasury regulations which have not yet been put into effect, to claim the benefits of a tax treaty, a Non-U.S. Holder of Common Stock would be required to file certain forms with the Company.

     There will be no withholding of U.S. federal income tax on dividends that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S. provided that an Internal Revenue Service Form 4224 is filed with the payor. Instead, the effectively connected dividends will be subject to regular graduated U.S. income tax which is calculated and is payable in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding of such tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the U.S. (which gain, in the case of a foreign corporation, must also be taken into account for branch profits tax purposes), (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and (a) have a "tax home" in the U.S. for such year or (b) the gain is attributable to an office or other fixed place of business maintained in the U.S. by such individual, or (iii) the Company is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. U.S. income tax (but not withholding) applies, at regular graduated rates, for effectively connected gains, and at a flat 30% rate, for U.S. source gains derived by a nonresident alien present in the U.S. for at least 183 days in the calendar. The regular graduated U.S. income tax rates apply with respect to the disposition of an interest in a U.S. real property holding corporation and 10% of the amount realized generally is withheld to be applied toward payment of this tax. The Company believes that it currently is not a U.S. real property holding corporation and does not anticipate that it will become one in the future. Further, even if the Company were to become a U.S. real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. tax if the shares were considered to be "regularly traded" (within the meaning of applicable U.S. Treasury regulations) on an established securities market (e.g., the NASDAQ National Market System, on which the Company's Common Stock is expected to be listed), and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than five percent of the Common Stock.

     Non-U.S. Holders should note that legislation has been proposed on several occasions, including as recently as 1992, that would subject certain Non-U.S. Holders owning a specified percentage of the stock of the Company to U.S. tax on the gain realized from the sale (or other disposition) of the Common Stock. Although to date this legislation has not been enacted, it is not possible to predict whether such legislation will be enacted in the future, and, if so enacted, in what form.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. Dividends paid to a Non-U.S. Holder at an address within the U.S. may be subject to 31% backup withholding if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor. Dividends paid to a Non-U.S. Holder at an address outside the U.S. generally will not be subject to backup withholding. The U.S. Internal Revenue Service, however, has indicated that it is reconsidering whether the use of an address outside the U.S. is sufficient to exempt such payments from backup withholding.

     Information reporting and 31% backup withholding will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies its non-U.S. status or otherwise establishes an exemption. A Non-U.S. Holder may establish non-U.S. status by filing a U.S. Internal Revenue Service Form W-8 with the broker. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S.

through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (c) a "controlled foreign corporation" for U.S. federal income tax purposes, and (ii) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the U.S. Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                            NUMBER OF
                                      NAME                                   SHARES
        ----------------------------------------------------------------    ---------
        U.S. Underwriters:
          Morgan Stanley & Co. Incorporated.............................
          Salomon Brothers Inc..........................................
          Smith Barney Inc..............................................
                                                                            ---------
                  Subtotal..............................................    5,400,000
                                                                            ---------
        International Underwriters:
          Morgan Stanley & Co. International Limited....................
          Salomon Brothers International Limited........................
          Smith Barney Inc..............................................
                                                                            ---------
                  Subtotal..............................................    1,350,000
                                                                            ---------
                    Total...............................................    6,750,000
                                                                             ========


     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are taken.


     At the request of the Company, the Underwriters have reserved up to approximately 25,000 shares of Common Stock for sale at the public offering price to certain directors, officers and employees of the Company who have expressed an interest in purchasing shares, as well as to an employee stock ownership plan created by the Company for the benefit of the employees of the Company. Sales of shares of Common Stock to such persons will be at the initial public offering price. Such persons must advise the Underwriters whether they desire to purchase any of such shares prior to the date of effectiveness of the Registration Statement with respect to the Offering. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.


     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.



     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom by means of any document (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985);
(ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock, other than any document which consists of, or is part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, to any person of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988.


     The Underwriters propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


     Pursuant to the Underwriting Agreement the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,012,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with this Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters.


     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Common Stock has been approved for trading on the NASDAQ National Market subject to official notice of issuance.



     The Company has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, provided that the Company may issue the options to acquire shares under the Company's Option Plan as described under "Management -- Stock Option -- Stock Appreciation Rights Plan."


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

PRICING OF THE OFFERING

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS


     Certain legal matters with respect to the shares offered hereby will be passed upon for the Company by Rogers & Hardin, Atlanta, Georgia. Edward J. Hardin, who is a partner in the law firm of Rogers & Hardin, serves as a director of the Company. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.


                                    EXPERTS

     The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included hereto in reliance upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act with the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, with respect to the securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents; when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement and the exhibits and schedules thereto are on file at the principal office of the Commission in Washington, D.C. and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facility of such office.

                               MEDITE CORPORATION

                         INDEX OF FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                 ----------
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
  Pro forma Condensed Balance Sheet -- December 31, 1994.......................  FA-2
  Notes to Pro forma Condensed Balance Sheet...................................  FA-3
  Pro forma Condensed Statement of Income -- Year ended December 31, 1994......  FA-4
  Notes to Pro forma Condensed Statement of Income.............................  FA-5

HISTORICAL ANNUAL FINANCIAL STATEMENTS
  Report of Independent Public Accountants.....................................  FB-1
  Balance Sheets -- December 31, 1993 and 1994.................................  FB-2/FB-3
  Statements of Income -- Years ended December 31, 1992, 1993 and 1994.........  FB-4
  Statements of Stockholder's Equity -- Years ended December 31, 1992, 1993 and
     1994......................................................................  FB-5
  Statements of Cash Flows -- Years ended December 31, 1992, 1993 and 1994.....  FB-6
  Notes to Financial Statements................................................  FB-7/FB-17

                               MEDITE CORPORATION

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following pro forma condensed consolidated financial statements are based on the historical Financial Statements of the Company included in this Prospectus, adjusted to give pro forma effect to (i) payment of a dividend to Valcor by distribution of 1,000 shares of Series A Preferred Stock of the Company and (ii) the Offering at an assumed offering price of $15 per share and application of the net proceeds therefrom, as of and for the periods indicated under the assumptions set forth in the respective notes. The pro forma condensed consolidated financial statements do not purport to represent what the Company's consolidated financial position or results of operations would actually have been had such transactions in fact occurred on such dates nor do such statements purport to be indicative of the Company's consolidated financial position or results of operations at any date or for any period in the future.

                               MEDITE CORPORATION

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1994
                                  (UNAUDITED)
                                 (IN MILLIONS)


                                                            PRO FORMA                 PRO FORMA
                                                           ADJUSTMENTS               ADJUSTMENTS    PRO FORMA
                                              HISTORICAL       (A)       PRO FORMA       (B)       AS ADJUSTED
                                              ----------   -----------   ---------   -----------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.................    $ 13.6       $    --      $  13.6      $   3.2       $  16.8
  Other.....................................      43.9            --         43.9           --          43.9
                                                ------       -------      -------      -------       -------
                                                  57.5            --         57.5          3.2          60.7
Other assets................................      61.8            --         61.8           --          61.8
Property and equipment, net.................      88.8            --         88.8           --          88.8
                                                ------       -------      -------      -------       -------
                                                $208.1       $    --      $ 208.1      $   3.2       $ 211.3
                                                ======       =======      =======      =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current long-term debt....................    $ 10.9       $    --      $  10.9      $  (8.0)      $   2.9
  Other current.............................      20.6            --         20.6           --          20.6
                                                ------       -------      -------      -------       -------
                                                  31.5            --         31.5         (8.0)         23.5
                                                ------       -------      -------      -------       -------
Noncurrent liabilities:
  Long-term debt............................      91.7            --         91.7        (33.0)         58.7
  Other.....................................      30.0            --         30.0           --          30.0
                                                ------       -------      -------      -------       -------
                                                 121.7            --        121.7        (33.0)         88.7
                                                ------       -------      -------      -------       -------
Redeemable preferred stock..................        --          50.0         50.0        (50.0)           --
                                                ------       -------      -------      -------       -------
Stockholders' equity:
  Preferred stock...........................        --            --           --           --            --
  Common stock..............................        .1            --           .1           .1            .2
  Additional paid-in capital................        .8            --           .8         94.1          94.9
  Retained earnings.........................      54.0         (50.0)         4.0           --           4.0
                                                ------       -------      -------      -------       -------
                                                  54.9         (50.0)         4.9         94.2          99.1
                                                ------       -------      -------      -------       -------
                                                $208.1       $    --      $ 208.1      $   3.2       $ 211.3
                                                ======       =======      =======      =======       =======



          See accompanying notes to pro forma condensed balance sheet.

                               MEDITE CORPORATION

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

NOTE 1 -- PRO FORMA ADJUSTMENTS:


     Pro forma adjustments described below reflect (i) payment of a dividend to Valcor by distribution of 1,000 shares of Series A Preferred Stock of the Company and (ii) the Offering at an assumed offering price of $15 per share and application of the net proceeds therefrom, as described under the caption "Use of Proceeds," as if such transactions had occurred on December 31, 1994.


(a) Payment of a dividend to Valcor by distribution of 1,000 shares of Series A Preferred Stock, $1 par value, redeemable by the Company at the redemption price of $50,000 per share.


                                                                                       AMOUNT
                                                                                    -------------
                                                                                    (IN MILLIONS)
(b)  Proceeds of the Offering:
     Issuance of the Common Stock.................................................     $ 101.3
     Less underwriting discount...................................................        (6.6)
     Less estimated expenses of the Offering......................................         (.5)
                                                                                    ----------
                                                                                          94.2
     Redemption of Series A Preferred Stock.......................................       (50.0)
     Repayment of borrowings under the Timber Credit Agreement....................       (41.0)
                                                                                    ----------
     Net cash.....................................................................     $   3.2
                                                                                    ==========

                               MEDITE CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                        (IN MILLIONS, EXCEPT SHARE DATA)



                                                                                    PRO FORMA
                                                        PRO FORMA                  ADJUSTMENTS    PRO FORMA,
                                         HISTORICAL    ADJUSTMENTS    PRO FORMA        (A)        AS ADJUSTED
                                         ----------    -----------    ---------    -----------    -----------
Revenues and other income:
  Net sales............................    $189.9         $  --        $ 189.9        $  --         $ 189.9
  Other, net...........................       1.4            --            1.4           --             1.4
                                           ------         -----        -------        -----         -------
                                            191.3            --          191.3           --           191.3
                                           ------         -----        -------        -----         -------

Costs and expenses:
  Cost of sales........................     144.8            --          144.8           --           144.8
  Selling, general and
     administrative....................      10.4            --           10.4           --            10.4
  Interest.............................       6.6            --            6.6         (2.8)            3.8
                                           ------         -----        -------        -----         -------
                                            161.8            --          161.8         (2.8)          159.0
                                           ------         -----        -------        -----         -------

Income before income tax...............      29.5            --           29.5          2.8            32.3
Provision for income taxes.............      11.2            --           11.2          1.1            12.3
                                           ------         -----        -------        -----         -------
     Income from continuing
       operations......................      18.3            --           18.3          1.7            20.0
Provision for preferred dividends......        --           6.0            6.0         (6.0)             --
                                           ------         -----        -------        -----         -------
     Income available to common
       stock...........................    $ 18.3         $(6.0)       $  12.3        $ 7.7         $  20.0
                                           ======         =====        =======        =====         =======
Per common share.......................    $ 1.52                      $  1.02                      $  1.06
                                           ======                      =======                      =======
Common Shares outstanding (in
  thousands):
  Historical...........................    12,100            --         12,100           --          12,100
  The Offering.........................        --            --             --        6,750           6,750
                                           ------         -----        -------        -----         -------
                                           12,100            --         12,100        6,750          18,850
                                           ======         ======       =======        =====         =======



       See accompanying notes to pro forma condensed statement of income.

                               MEDITE CORPORATION


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

NOTE 1 -- PRO FORMA ADJUSTMENTS:


     Pro forma adjustments described below reflect (i) payment of a dividend to Valcor by distribution of 1,000 shares of Series A Preferred Stock of the Company with a cumulative annual dividend of $6,000 per share and (ii) the Offering at an assumed offering price of $15 per share and application of the net proceeds therefrom, as described under the caption "Use of Proceeds," as if such transactions had occurred on January 1, 1994.


(a) Issuance of the Common Stock:
          Decrease in interest expense due to repayment of borrowings under the Timber
           Credit Agreement...........................................................  $ 2.8
          Provision for income taxes, at the Company's marginal federal and state
           income tax rate of 38%.....................................................   (1.1)
                                                                                        -----
                                                                                        $ 1.7
                                                                                        =====


     Pursuant to the Commission's requirements for pro forma information, no pro forma adjustment has been made for assumed interest income on the $3.2 million net proceeds of the Offering to be retained by the Company for the Company's general corporate purposes.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of Medite Corporation:

     We have audited the accompanying balance sheets of Medite Corporation (a Delaware corporation and a wholly-owned subsidiary of Valcor, Inc.) as of December 31, 1993 and 1994, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1993 and 1994, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 7 to the financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes in accordance with Statements of Financial Accounting Standards Nos. 106 and 109, respectively.

                                          ARTHUR ANDERSEN LLP

Portland, Oregon,
January 27, 1995, except for
Note 13 as to which the date
is February 28, 1995

                               MEDITE CORPORATION

                                 BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1994
                                 (IN THOUSANDS)

                                     ASSETS

                                                                           1993         1994
                                                                         --------     --------
Current assets:
  Cash and cash equivalents............................................  $  1,293     $ 13,633
  Accounts and notes receivable, less allowance for doubtful accounts
     of $798 and $482..................................................    16,470       17,507
  Receivable from affiliates...........................................       349        2,211
  Inventories..........................................................    21,014       21,186
  Deposits and other...................................................     4,426        2,743
  Deferred income taxes................................................        96          243
                                                                         --------     --------
     Total current assets..............................................    43,648       57,523
                                                                         --------     --------
Other assets:
  Timber and timberlands...............................................    51,868       53,114
  Prepaid pension cost.................................................     3,899        4,363
  Other................................................................     4,424        4,291
                                                                         --------     --------
     Total other assets................................................    60,191       61,768
                                                                         --------     --------
Property and equipment:
  Land.................................................................     4,125        4,125
  Buildings............................................................    14,780       22,030
  Equipment............................................................    87,946      125,808
  Construction in progress.............................................    14,641          230
                                                                         --------     --------
                                                                          121,492      152,193
  Less accumulated depreciation........................................    54,727       63,404
                                                                         --------     --------
     Net property and equipment........................................    66,765       88,789
                                                                         --------     --------
                                                                         $170,604     $208,080
                                                                         ========     ========

                               MEDITE CORPORATION

                           DECEMBER 31, 1993 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                           1993         1994
                                                                         --------     --------
Current liabilities:
  Current maturities of long-term debt.................................  $  8,270     $ 10,882
  Accounts payable.....................................................     8,762        9,824
  Accrued liabilities..................................................     7,358       10,634
  Payable to affiliates................................................         2           --
  Income taxes.........................................................       286          129
                                                                         --------     --------
          Total current liabilities....................................    24,678       31,469
                                                                         --------     --------
Noncurrent liabilities:
  Long-term debt.......................................................    65,766       91,691
  Loan from affiliate..................................................        --        5,000
  Deferred income taxes................................................    18,890       23,208
  Other................................................................     1,877        1,772
                                                                         --------     --------
          Total noncurrent liabilities.................................    86,533      121,671
                                                                         --------     --------
Stockholder's equity:
  Preferred stock, $1 par value; 1,000,000 shares authorized, none
     issued............................................................        --           --
  Common stock, $.01 par value; 50,000,000 shares authorized,
     12,100,000 shares issued and outstanding..........................       121          121
  Additional paid-in capital...........................................    20,855          855
  Retained earnings....................................................    38,417       53,964
                                                                         --------     --------
          Total stockholder's equity...................................    59,393       54,940
                                                                         --------     --------
                                                                         $170,604     $208,080
                                                                         ========     ========

Commitments and contingencies (Note 11).

                See accompanying notes to financial statements.

                               MEDITE CORPORATION

                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1992         1993         1994
                                                             ---------    ---------    ---------
Revenues and other income:
  Net sales................................................  $ 194,810    $ 174,304    $ 189,856
  Business unit dispositions, net..........................      3,490          500           --
  Interest and other.......................................      4,938        2,034        1,418
                                                             ---------    ---------    ---------
                                                               203,238      176,838      191,274
                                                             ---------    ---------    ---------
Costs and expenses:
  Cost of sales............................................    166,788      140,320      144,740
  Selling, general and administrative......................     10,511        9,724       10,422
  Interest.................................................      3,127        3,125        6,584
                                                             ---------    ---------    ---------
                                                               180,426      153,169      161,746
                                                             ---------    ---------    ---------
     Income before income taxes............................     22,812       23,669       29,528

Provision for income taxes.................................      8,246        8,775       11,181
                                                             ---------    ---------    ---------
     Income before cumulative effect of changes in
       accounting principles...............................     14,566       14,894       18,347

Cumulative effect of changes in accounting principles......      1,285           --           --
                                                             ---------    ---------    ---------
     Net income............................................  $  15,851    $  14,894    $  18,347
                                                              ========     ========     ========
Income per common share:
  Before changes in accounting principles..................  $    1.20    $    1.23    $    1.52
  Cumulative effect of changes in accounting principles....        .11           --           --
                                                             ---------    ---------    ---------
                                                             $    1.31    $    1.23    $    1.52
                                                              ========     ========     ========

Common shares outstanding..................................     12,100       12,100       12,100

                See accompanying notes to financial statements.

                               MEDITE CORPORATION

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
                                 (IN THOUSANDS)

                                                                ADDITIONAL                      TOTAL
                                       PREFERRED     COMMON      PAID-IN       RETAINED     STOCKHOLDER'S
                                         STOCK       STOCK       CAPITAL       EARNINGS        EQUITY
                                       ---------     ------     ----------     --------     -------------
Balance at December 31, 1991.........    $  --        $121       $  35,855     $ 51,672       $  87,648
  Net income.........................       --          --              --       15,851          15,851
  Cash dividends.....................       --          --              --      (12,000)        (12,000)
                                         -----        ----       ---------     --------       ---------
Balance at December 31, 1992.........       --         121          35,855       55,523          91,499
  Net income.........................       --          --              --       14,894          14,894
  Cash dividends.....................       --          --         (35,000)     (32,000)        (67,000)
  Capital transaction................       --          --          20,000           --          20,000
                                         -----        ----       ---------     --------       ---------
Balance at December 31, 1993.........       --         121          20,855       38,417          59,393
  Net income.........................       --          --              --       18,347          18,347
  Cash dividends.....................       --          --         (20,000)      (2,800)        (22,800)
                                         -----        ----       ---------     --------       ---------
Balance at December 31, 1994.........    $  --        $121       $     855     $ 53,964       $  54,940
                                         =====        ====       =========     ========       =========

                See accompanying notes to financial statements.

                               MEDITE CORPORATION

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
                                 (IN THOUSANDS)

                                                               1992         1993         1994
                                                             --------     --------     --------
Cash flows from operating activities:
  Net income...............................................  $ 15,851     $ 14,894     $ 18,347
  Depreciation and depletion...............................    10,965        8,546        9,639
  Deferred income taxes....................................     3,835        3,342        3,942
  Business unit dispositions, net..........................    (3,490)        (500)          --
  Cumulative effect of changes in accounting principles....    (1,285)          --           --
  Other, net...............................................      (310)        (732)         120
                                                             --------     --------     --------
                                                               25,566       25,550       32,048
  Change in assets and liabilities:
     Accounts and notes receivable.........................       211          103         (403)
     Inventories...........................................     1,742        1,111         (172)
     Accounts payable and accrued liabilities..............     2,719       (2,985)       1,940
     Accounts with affiliates..............................     2,287       (2,325)      (1,714)
     Income taxes..........................................       284         (161)        (157)
     Other, net............................................      (891)        (507)       1,554
                                                             --------     --------     --------
          Net cash provided by operating activities........    31,918       20,786       33,096
                                                             --------     --------     --------
Cash flows from investing activities:
  Capital expenditures:
     Property and equipment................................    (8,422)     (19,637)     (29,776)
     Timber and timberlands................................    (1,253)      (1,152)      (2,226)
  Business unit dispositions:
     Insurance proceeds....................................    10,887           --           --
     Other, net............................................    (1,231)        (924)        (756)
  Disposition of property and equipment....................       158          132           30
                                                             --------     --------     --------
          Net cash provided (used) by investing
            activities.....................................       139      (21,581)     (32,728)
                                                             --------     --------     --------
Cash flows from financing activities:
  Notes payable, long-term debt and loans from affiliates:
     Additions.............................................  $ 18,723     $103,619     $ 57,675
     Principal payments....................................   (33,497)     (61,124)     (24,138)
  Dividends................................................   (12,000)     (67,000)      (2,800)
  Capital transactions.....................................        --       20,000      (20,000)
  Other, net...............................................        --         (889)       1,235
                                                             --------     --------     --------
          Net cash provided (used) by financing
            activities.....................................   (26,774)      (5,394)      11,972
                                                             --------     --------     --------
Cash and cash equivalents:
  Net increase (decrease)..................................     5,283       (6,189)      12,340
  Balance at beginning of year.............................     2,199        7,482        1,293
                                                             --------     --------     --------
  Balance at end of year...................................  $  7,482     $  1,293     $ 13,633
                                                             ========     ========     ========
Supplemental disclosures -- cash paid for:
  Interest, net of amount capitalized......................  $  4,121     $  2,652     $  5,824
  Income taxes.............................................     2,644        7,745        9,135

                See accompanying notes to financial statements.

                               MEDITE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION:

     Medite Corporation (the "Company"), a Delaware corporation incorporated in 1932, is a wholly-owned subsidiary of Valcor, Inc., which is in turn a wholly-owned subsidiary of Valhi, Inc. In 1993, (i) Medford Corporation and Medite Corporation, each wholly-owned subsidiaries of Valhi, merged, with Medford surviving the merger and changing its name to "Medite Corporation" and
(ii) Valhi contributed the stock of the Company to Valcor. For financial reporting purposes, the merger was accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Accordingly, the financial statements of the Company for periods prior to the merger represent the combined financial position, results of operations and cash flows of the entities comprising the Company following the merger, including the Company's wholly-owned Irish subsidiary, Medite of Europe Limited. All material intercompany accounts and balances have been eliminated.

     Contran Corporation holds, directly or through subsidiaries, approximately 90% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee. Mr. Simmons, Chairman of the Board of each of Contran, Valhi and Valcor, may be deemed to control each of such companies and the Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Foreign currency transactions. Medite/Europe does not have a single functional foreign currency and, accordingly, its functional reporting currency is deemed to be the U.S. dollar. Accordingly, adjustments resulting from the translation of assets and liabilities denominated in foreign currencies and other currency transaction gains and losses are recognized in income currently. Gains or losses on specific currency contracts designated as hedge transactions on asset purchases are deferred. See Note 12. The aggregate foreign currency transaction gains (losses) were $35,000 in 1992, $(353,000) in 1993 and $420,000 in 1994.

     Net sales.  Sales are recorded when products are shipped.

     Inventories and cost of sales. Inventories are stated at the lower of cost or market. The last-in, first-out method is used to determine the cost of substantially all U.S. inventories. Supplies and non-U.S. inventory costs are generally based on average cost.

     Cash and cash equivalents. Temporary cash investments, principally short-term time deposits with original maturities of three months or less, are classified as cash equivalents.

     Timber, timberlands and depletion. Timber and timberlands are stated at cost less accumulated depletion. Depletion is computed by the unit-of-production method.

     Property, equipment and depreciation. Property and equipment are stated at cost. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized. Interest costs related to major long-term capital projects are capitalized as a component of construction costs and were $410,000 in 1993 and $616,000 in 1994 (nominal in 1992).

     Buildings are depreciated primarily by the straight-line method over the estimated useful lives of eight to 25 years. Equipment is depreciated principally by the unit-of-production method using a base useful life of 8 to 12 years.

     Employee benefit plans. Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in
Note 9.

     Advertising costs. Advertising costs, expensed as incurred, were $670,000 in 1992, $674,000 in 1993 and $710,000 in 1994.

     Income taxes. Medite, Valcor and Valhi are members of Contran's consolidated United States federal income tax group (the "Contran Tax Group"). The policy for intercompany allocation of federal income taxes provides that subsidiaries included in the Contran Tax Group compute the provision for federal income taxes on a separate company basis. Subsidiaries of Valcor make payments to, or receive payments from, Valcor in the amount they would have paid to or received from the Internal Revenue Service had they not been members of the Contran Tax Group. The separate company provisions and payments are computed using tax elections made by Contran. Refundable income taxes of $330,000 at December 31, 1993 and $2,069,000 at December 31, 1994 are included in amounts receivable from affiliates.

     Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities.

NOTE 3 -- OPERATIONS:

     The Company's operations are grouped into two segments: MDF operations (engineered wood products) and traditional timber operations (logs, lumber and other wood products). MDF operations are conducted in the U.S. and, through Medite/Europe, in the Republic of Ireland. Traditional timber products operations are conducted in the U.S.

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1992         1993         1994
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Net sales:
  Medium density fiberboard................................  $111,602     $112,131     $134,939
  Traditional timber products..............................    85,441       63,729       56,137
  Eliminations.............................................    (2,233)      (1,556)      (1,220)
                                                             --------     --------     --------
                                                             $194,810     $174,304     $189,856
                                                             ========     ========     ========
Operating income:
  Medium density fiberboard................................  $ 12,077     $ 13,876     $ 27,087
  Traditional timber products..............................     9,882       12,418        9,262
                                                             --------     --------     --------
                                                               21,959       26,294       36,349
Business unit dispositions:
  Insurance gain on plant destroyed by fire................     8,490           --           --
  Operations permanently closed............................    (5,000)         500           --
General corporate items, net...............................       490           --         (237)
Interest expense...........................................    (3,127)      (3,125)      (6,584)
                                                             --------     --------     --------
          Income before income taxes.......................  $ 22,812     $ 23,669     $ 29,528
                                                             ========     ========     ========
Depreciation and depletion:
  Medium density fiberboard................................  $  6,215     $  6,738     $  7,371
  Traditional timber products..............................     4,750        1,808        2,268
                                                             --------     --------     --------
                                                             $ 10,965     $  8,546     $  9,639
                                                             ========     ========     ========
Capital expenditures:
  Medium density fiberboard................................  $  6,050     $  9,248     $ 27,495
  Traditional timber products..............................     3,625       11,541        4,507
                                                             --------     --------     --------
                                                             $  9,675     $ 20,789     $ 32,002
                                                             ========     ========     ========

     The 1992 insurance gain relates to the destruction by fire of the Company's veneer and chipping plant in Rogue River, Oregon, as insurance proceeds exceeded the net carrying value of the assets destroyed and cleanup costs. The aggregate insurance proceeds of $16.5 million included $5.6 million attributable to business interruption insurance. The amount attributable to business interruption insurance, recognized as a component of operating income through August 1993, was based upon estimates, negotiated with the insurance carrier, of the expected operating profit of the Rogue River operations during each month that the various operations were originally expected to be down.

     In 1992 the Company accrued a loss related to its plywood facilities permanently closed in January 1993, most of which related to the net carrying value of property and equipment in excess of estimated net realizable sales value, and includes a $.6 million pension curtailment cost. In 1993, the Company changed its estimate of the aggregate loss primarily because auction sale proceeds of certain equipment exceeded previously estimated net realizable value.

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1992         1993         1994
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Geographic segments
  Net sales:
     Point of origin:
       United States.......................................  $139,952     $127,189     $131,055
       Republic of Ireland.................................    54,858       47,115       58,801
                                                             --------     --------     --------
                                                             $194,810     $174,304     $189,856
                                                             ========     ========     ========
     Point of destination:
       United States.......................................  $115,855     $101,458     $109,107
       Europe..............................................    54,374       43,448       57,933
       Far East/Pacific Rim................................    19,182       22,275       13,872
       Other...............................................     5,399        7,123        8,944
                                                             --------     --------     --------
                                                             $194,810     $174,304     $189,856
                                                             ========     ========     ========
  Operating income:
     United States.........................................  $ 12,948     $ 19,904     $ 24,059
     Republic of Ireland...................................     9,011        6,390       12,290
                                                             --------     --------     --------
                                                             $ 21,959     $ 26,294     $ 36,349
                                                             ========     ========     ========

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1993         1994
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Identifiable assets
  Business segments:
     Medium density fiberboard.........................................  $ 80,033     $120,517
     Traditional timber products.......................................    87,054       83,784
     Corporate and eliminations........................................     3,517        3,779
                                                                         --------     --------
                                                                         $170,604     $208,080
                                                                         ========     ========
  Geographic segments:
     United States.....................................................  $132,172     $132,797
     Republic of Ireland...............................................    38,432       75,283
                                                                         --------     --------
                                                                         $170,604     $208,080
                                                                         ========     ========

     Corporate assets consist principally of property held for sale and deferred financing costs. At December 31, 1994, the net assets of Medite/Europe included in consolidated net assets approximated $34 million.

NOTE 4 -- INVENTORIES:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1993        1994
                                                                           --------    --------
                                                                              (IN THOUSANDS)
Raw materials............................................................  $ 14,724    $ 13,050
In process products......................................................     1,430       1,481
Finished products........................................................     1,260       2,711
                                                                           --------    --------
                                                                             17,414      17,242
Supplies.................................................................     3,600       3,944
                                                                           --------    --------
                                                                           $ 21,014    $ 21,186
                                                                           ========    ========

     The average cost of LIFO inventories exceeded their net carrying value by approximately $7.5 million and $4.1 million at December 31, 1993 and 1994, respectively. The effect of partial liquidations of the LIFO inventory base increased traditional timber products operating income by approximately $1.9 million in 1992, $.5 million in 1993 and $3.2 million in 1994.

NOTE 5 -- LONG-TERM DEBT AND LOAN FROM AFFILIATE:

                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1993        1994
                                                                          --------    ---------
                                                                             (IN THOUSANDS)
Medite:
  Bank credit agreements:
     Fixed term loans...................................................  $ 50,000    $  44,000
     Reducing revolving term facility...................................    11,000       23,000
     Revolving working capital facility.................................        --        2,000
  State of Oregon term loan.............................................     4,328        4,141
  Other.................................................................       190          184
                                                                          --------    ---------
                                                                            65,518       73,325
                                                                          --------    ---------
Medite/Europe:
  Bank fixed term loan..................................................     1,700       22,411
  Revolving working capital facility....................................     6,741        6,802
  Other.................................................................        77           35
                                                                          --------    ---------
                                                                             8,518       29,248
                                                                          --------    ---------
                                                                            74,036      102,573
Less current maturities.................................................     8,270       10,882
                                                                          --------    ---------
                                                                          $ 65,766    $  91,691
                                                                          ========     ========
Note payable to Valcor..................................................  $     --    $   5,000
                                                                          ========    =========

     Medite's U.S. bank credit agreement (the "Timber Credit Agreement") provides for a $75 million term loan facility collateralized by the Company's timber and timberlands, and a $15 million revolving working capital facility expiring September 1996 collateralized by the Company's timber and timberlands and U.S. inventories and receivables. Proceeds of the term loan were utilized in 1993 to prepay existing bank term loans and to pay a $60 million dividend to Medite's parent company.

     The Timber Credit Agreement term loan consists of two tranches. Tranche A in the amount of $50 million bears interest at LIBOR plus 2% and is repayable in annual installments of $6 million from 1994 to 1999 with the balance due in 2000. Tranche B consists of a $25 million reducing revolving facility that bears interest at the prime rate plus .5% or, at the Company's option, LIBOR plus 1.75%, and is repayable in six annual installments of $2 million from 1994 to 1999 with the balance due in 2000. The Company has entered into interest rate swap agreements to mitigate the impact of changes in interest rates for $26 million of the Tranche A term loan that effectively converts the interest rate on such amount to a fixed rate of 7.6%. The swap agreements mature in 1998 through 2000. See Note 12.

     The amount of credit available under the Timber Credit Agreement revolving credit facility is based upon formula-determined amounts of accounts receivable and inventories. Outstanding borrowings bear interest at the prime rate plus .375% or, at the Company's option, LIBOR plus 1.5%.

     At December 31, 1994, the weighted average interest rate on borrowings outstanding under the Timber Credit Agreement, including the effect of interest rate swaps discussed above, was 7.8%, and $8 million was available for additional borrowing.

     The State of Oregon term loan matures in monthly installments through March 2008, bears interest at 6.9% and is collateralized by certain property and equipment of the Company's MDF plant in Medford, Oregon.

     Medite/Europe has bank credit agreements providing for (i) a $22.4 million bank term loan, obtained to finance a portion of a plant expansion, repayable in installments from 1995 through 2000, and (ii) a $12 million multi-currency revolving credit facility through April 1996. The amount of credit available under the revolving facility is based upon formula-determined amounts of accounts receivable and inventories, and bear interest at rates based upon LIBOR while borrowings under the term facility bears interest at a weighted average fixed interest rate of 8.4%. Borrowings under both facilities are collateralized by substantially all of Medite/Europe's assets. At December 31, 1994, the weighted average interest rate on Medite/Europe's outstanding bank borrowings was 7.9% and $4 million was available for additional borrowing.

     The Company's credit agreements currently require the maintenance of levels of tangible net worth (as defined), limit dividends and contain other provisions and restrictive covenants customary in lending transactions of this type. At December 31, 1994, (i) approximately $3 million of Medite/Europe's net assets were eligible for repatriation to the Company and (ii) approximately $7 million of the Company's consolidated stockholder's equity were eligible for payment of dividends. The aggregate maturities of long-term debt at December 31, 1994 are shown in the table below.

              YEARS ENDING DECEMBER 31,                         AMOUNT
- ----------------------------------------------------------  --------------
                                                            (IN THOUSANDS)
1995......................................................     $ 10,882
1996......................................................       22,305
1997......................................................       13,519
1998......................................................       13,037
1999......................................................       11,555
2000 and thereafter.......................................       31,275
                                                               --------
                                                               $102,573
                                                               ========

     A $5 million loan from Valcor bears interest at 5.25% and is due on demand. This loan is classified as a noncurrent liability because Medite has the ability to refinance such loan with borrowings under its long-term revolving bank credit facility.

NOTE 6 -- ACCRUED LIABILITIES:

                                                                               DECEMBER 31,
                                                                            -------------------
                                                                             1993        1994
                                                                            -------    --------
                                                                              (IN THOUSANDS)
Employee benefits.........................................................  $ 3,820    $  4,590
Insurance claims and expenses.............................................    2,045       1,789
Environmental and other closing costs.....................................      535         630
Equipment purchases.......................................................       --       2,157
Other.....................................................................      958       1,468
                                                                            -------    --------
                                                                            $ 7,358    $ 10,634
                                                                            =======    ========

NOTE 7 -- CHANGES IN ACCOUNTING PRINCIPLES:

     The Company (i) elected early compliance with both Statement of Financial Accounting Standards ("SFAS") No. 106 (OPEB) and SFAS No. 109 (income taxes) as of January 1, 1992; (ii) elected to apply SFAS No. 109 prospectively and not restate prior years; and (iii) elected immediate recognition of the OPEB transition obligation. The cumulative effect of changes in accounting principles adjustment is shown in the table below.

                                                                                     AMOUNT
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Increase (decrease) in net assets at January 1, 1992:
  Inventories..................................................................     $  2,629
  Timber and timberlands.......................................................        8,606
  Property and equipment.......................................................          140
  Accrued OPEB cost............................................................         (226)
  Deferred income taxes, net...................................................       (9,864)
                                                                                    --------
     Income from cumulative effect of changes in accounting principles in
      1992.....................................................................     $  1,285
                                                                                    ========

NOTE 8 -- INCOME TAXES:

     The geographic components of income before income taxes and cumulative effect of changes in accounting principles ("pretax income"), the difference between the provision for income taxes attributable to pretax income and the amounts that would be expected using the United States federal statutory income tax rate of 35% (34% in 1992), and the components of the provision for income taxes are presented in the following tables.

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1992      1993      1994
                                                                    -------   -------   -------
                                                                          (IN THOUSANDS)
Pretax income:
  United States...................................................  $14,651   $17,865   $18,038
  Republic of Ireland.............................................    8,161     5,804    11,490
                                                                    -------   -------   -------
                                                                    $22,812   $23,669   $29,528
                                                                    =======   =======   =======

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1992      1993      1994
                                                                    -------   -------   -------
                                                                          (IN THOUSANDS)
Provision for income taxes:
  Expected tax expense............................................  $ 7,756   $ 8,284   $10,335
  Non-U.S. tax rates..............................................   (2,067)   (2,022)   (2,443)
  Incremental U.S. tax on income of Medite/Europe.................    2,833     2,090     2,443
  State income taxes, net.........................................      317       410       776
  Rate change adjustment of deferred taxes........................       --       323        --
  Reduction in prior years taxes..................................     (464)       --        --
  Other, net......................................................     (129)     (310)       70
                                                                    -------   -------   -------
                                                                    $ 8,246   $ 8,775   $11,181
                                                                    =======   =======   =======
Provision for income taxes:
  Currently payable:
     Federal......................................................  $ 3,854   $ 5,274   $ 6,499
     State and non-U.S............................................      557       159       740
                                                                    -------   -------   -------
                                                                      4,411     5,433     7,239
  Deferred taxes, principally U.S.................................    3,835     3,342     3,942
                                                                    -------   -------   -------
                                                                    $ 8,246   $ 8,775   $11,181
                                                                    =======   =======   =======

     The Company is undergoing examinations of certain of its income tax returns and tax authorities have or may propose tax deficiencies. The Company believes the ultimate disposition of all such examinations should not have a material adverse effect on the Company's financial position, results of operations or liquidity. The reduction in prior years income taxes recorded in 1992 resulted from completion of federal tax return examinations for 1986 through 1988.

     The components of the net deferred tax asset (liability) are summarized below.

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                             1993       1994
                                                                           --------   --------
                                                                             (IN THOUSANDS)
Tax effect of temporary differences relating to:
  Inventories............................................................  $ (1,817)  $ (1,693)
  Timber and timberlands.................................................   (11,306)   (11,094)
  Property and equipment.................................................    (6,004)    (8,050)
  Accrued liabilities and other deductible differences...................     2,861      3,328
  Other taxable differences..............................................    (3,534)    (4,500)
  Undistributed earnings of Medite/Europe................................     1,006       (956)
Valuation allowance......................................................        --         --
                                                                           --------   --------
                                                                           $(18,794)  $(22,965)
                                                                           ========   ========
Current deferred tax assets..............................................  $     96   $    243
Noncurrent deferred tax liabilities......................................   (18,890)   (23,208)
                                                                           --------   --------
                                                                           $(18,794)  $(22,965)
                                                                           ========   ========

NOTE 9 -- EMPLOYEE BENEFIT PLANS:

     Defined contribution plans. Valhi maintains an unleveraged noncontributory Employee Stock Ownership Plan covering approximately two-thirds of the Company's U.S. employees, and approximately one-half U.S. salaried employees participate in a Company-sponsored contributory savings plan with partial matching

Company contributions. Expense of these plans aggregated $442,000 in 1992, $357,000 in 1993 and $628,000 in 1994.

     Defined benefit pension plans. The Company maintains defined benefit pension plans covering substantially all of its employees. Defined pension benefits are based on years of service and compensation, and the related cost (credit) is based upon independent actuarial valuations. The Company's funding policy for its U.S. plans is to contribute annually amounts equal to or exceeding contributions required by the funding requirements ($533,000 in 1992, $126,000 in 1993 and nil in 1994) of the Employee Retirement Income Security Act of 1974, as amended. Medite/Europe's plan is contributory and is funded by Medite/Europe and the participants based upon specified percentages of compensation.

     The rates used in determining the actuarial present value of the projected benefit obligations were (i) discount rate -- 8.5%, (1993 -- 7.5%), (ii) expected long-term rate of return on assets 7.5% to 10% and (iii) increase in future compensation levels -- 4%. The plans' assets are primarily mutual funds.

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1993        1994
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits obligations............................................  $18,120     $16,573
  Nonvested benefits.....................................................    1,524       1,102
                                                                           -------     -------
  Accumulated benefit obligations........................................   19,644      17,675
  Effect of projected future salary increases............................    1,267       1,558
                                                                           -------     -------
  Projected benefit obligations ("PBO")..................................   20,911      19,233
Plan assets at fair value................................................   22,492      21,080
                                                                           -------     -------
Plan assets over PBO.....................................................    1,581       1,847
Unrecognized net loss from experience different from actuarial
  assumptions............................................................    2,727       2,703
Unrecognized prior service cost..........................................      494         448
Unrecognized net assets being amortized over 9 to 11 years...............     (903)       (635)
                                                                           -------     -------
  Prepaid pension cost...................................................  $ 3,899     $ 4,363
                                                                           =======     =======

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1992        1993        1994
                                                                -------     -------     -------
                                                                        (IN THOUSANDS)
Net periodic pension cost (credit):
  Service cost benefits earned................................  $   710     $   459     $   519
  Interest cost on PBO........................................    1,430       1,496       1,592
  Actual return on plan assets................................   (1,049)     (2,395)        594
  Net amortization and deferrals..............................   (1,287)       (134)     (2,922)
                                                                -------     -------     -------
                                                                $  (196)    $  (574)    $  (217)
                                                                =======     =======     =======

     Postretirement benefits other than pensions. Retirees receiving benefits from the Company-sponsored U.S. salaried employees pension plan are eligible to participate in the Company's group health program until age 65, and contribute to the cost of such benefits.

     The rates used in determining the actuarial present value of the accumulated OPEB obligations were (i) discount rate -- 8.5%, (1993 -- 7.5%),
(ii) rate of increase in future compensation levels -- 4% annually and (iii) rate of increase in future health care costs -- approximately 14% for 1995, gradually declining to 6% in 2016 and thereafter. If the health care cost trend rate was increased by one percentage point for each year, OPEB expense would have increased $5,000 in 1994, and the actuarial present value of accumulated OPEB obligation at December 31, 1994 would have increased by $30,000.

                                                                                DECEMBER 31,
                                                                                -------------
                                                                                1993     1994
                                                                                ----     ----
                                                                               (IN THOUSANDS)
Actuarial present value of accumulated OPEB obligations:
  Retiree benefits............................................................  $ 25     $ 50
  Other fully eligible active plan participants...............................    59       20
  Other active plan participants..............................................   244      203
                                                                                ----     ----
                                                                                 328      273
Unrecognized net gain (loss) from experience different from actuarial
  assumptions.................................................................   (37)      37
                                                                                ----     ----
Total accrued OPEB cost.......................................................   291      310
Less current portion..........................................................    12       12
                                                                                ----     ----
  Noncurrent accrued OPEB cost................................................  $279     $298
                                                                                ====     ====

                                                                               YEARS ENDED
                                                                              DECEMBER 31,
                                                                           -------------------
                                                                           1992    1993    1994
                                                                           ----    ----    ----
                                                                             (IN THOUSANDS)
Net periodic OPEB cost:
  Service cost...........................................................  $21     $28     $24
  Interest cost..........................................................   17      21      20
                                                                           ---     ---     ---
                                                                           $38     $49     $44
                                                                           ===     ===     ===

     Multiemployer pension plans. Employees of certain former operations were covered by union-sponsored, collectively-bargained multiemployer pension plans. Contributions to multiemployer plans based upon collectively-bargained agreements were $54,000 in 1992, $8,000 in 1993 and nil in 1994. Based upon information provided by the multiemployer plans' administrators, such plans' had no unfunded vested benefits at December 31, 1991 (the latest date available to the Company).

NOTE 10 -- RELATED PARTY TRANSACTIONS:

     The Company may be deemed to be controlled by Harold C. Simmons. See Note
1. It is the policy of the Company to engage in transactions with related parties on terms, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

     Loans and advances between the Company and various related parties pursuant to term and demand notes, principally for cash management purposes, bear interest at rates related to credit agreements with unrelated parties. Interest expense on related party loans was $2,000 in 1992, $1,000 in 1993 and $117,000 in 1994. Interest income from Valhi related to prior years' income tax refunds was $467,000 in 1992.

     Under the terms of Intercorporate Services Agreements, Valhi performs certain management, financial and administrative services for the Company on a fee basis. Fees pursuant to these agreements were $321,000 in 1992, $320,000 in 1993 and $316,000 in 1994. Net charges from related parties for services provided in the ordinary course of business, principally charges for insuring property and other risks and for foreign sales corporation commissions aggregated $2,041,000 in 1992, $1,605,000 in 1993 and $1,297,000 in 1994. Such
charges are principally pass-through in nature and, in the Company's opinion, are not materially different from those that would have been incurred on a stand-alone basis.

     Certain employees of the Company have been awarded shares of restricted Valhi common stock and/or granted options to purchase Valhi common stock under the terms of Valhi's stock option plans. The Company will pay Valhi the aggregate difference between the option price and the market value of Valhi's common stock on the exercise date of such options. For financial reporting purposes, the Company accounts for the expense (credit) of $(23,000) in 1992, nil in 1993 and $221,000 in 1994 in a manner similar to accounting for stock appreciation rights. At December 31, 1994, employees of the Company held options to purchase 359,000

Valhi shares at prices ranging from $5 to $15 per share (165,000 shares at prices less than the $7.63 market price of Valhi common stock at December 31,
1994). Restricted stock is forfeitable unless certain periods of employment are completed. The Company will pay Valhi the market value of the restricted shares on the dates the restrictions expire, and accrue the related expense over the restriction period. At December 31, 1994, 4,100 shares of Valhi common stock, restricted for periods of up to 30 months, were held in escrow for employees of the Company. Expense related to restricted stock was nil in 1992 and 1993 and $37,000 in 1994.

     Edward J. Hardin, a director of the Company, is a partner in the law firm of Rogers & Hardin, which serves as legal counsel to the Company. Rogers & Hardin has also provided and may in the future provide legal services to other entities which may be deemed to be controlled by Harold C. Simmons.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES:

     Legal proceedings. The Company is involved in various routine legal proceedings incidental to its normal business activities. The Company believes none of such proceedings is material in relation to the Company's financial condition, results of operations or liquidity.

     Timber contracts. Deposits are made on timber cutting contracts with public and private sources from which the Company obtains a portion of its timber requirements. The Company records only the cash deposits and advances on these contracts because it does not obtain title to the timber until it has been harvested. At December 31, 1994, the Company had standing timber and log purchase obligations aggregating approximately $9.5 million under agreements expiring principally in 1995.

     Capital expenditures. At December 31, 1994 the estimated cost to complete capital projects in process approximated $2.4 million, substantially all of which relates to the plant expansion project at Medite/Europe.

     Concentrations of credit risk. The Company's sales are primarily to wholesalers of building materials located principally in the Western United States, Pacific Rim, Europe and Mexico. The Company's ten largest customers accounted for approximately one-fourth of consolidated sales in each of the last three years.

     At December 31, 1994, 44% of the Company's cash and cash equivalents were held by a single Irish bank (55% at December 31, 1993).

NOTE 12 -- FINANCIAL INSTRUMENTS:

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                  1993                 1994
                                                             ---------------     ----------------
                                                             BOOK      FAIR       BOOK      FAIR
                                                             VALUE     VALUE     VALUE      VALUE
                                                             -----     -----     ------     -----
                                                                        (IN MILLIONS)
Cash and cash equivalents..................................  $ 1.3     $ 1.3     $ 13.6     $13.6
                                                             =====     =====     ======     =====
Long-term debt:
  Variable rate debt.......................................  $41.9     $41.9     $ 49.8     $49.8
  Debt fixed via interest rate swaps.......................   26.0      26.1       26.0      23.3
  Other fixed rate debt....................................    6.2       6.2       26.8      25.9
                                                             -----     -----     ------     -----
                                                             $74.1     $74.2     $102.6     $99.0
                                                             =====     =====     ======     =====
Loan from Valcor...........................................  $  --     $  --     $  5.0     $ 5.0
                                                             =====     =====     ======     =====

     The fair value of variable interest rate long-term debt and the demand loan from Valcor is deemed to approximate book value.

     The fair value of debt on which interest rates have been effectively fixed through interest rate swaps is deemed to approximate book value of the debt plus or minus the fair value of the related swaps. The fair value of the interest rate swap agreements (See Note 5) is estimated to be a $.1 million payable at December 31, 1993 and to be a $2.7 million receivable at December 31, 1994. Such fair values represent the estimated amounts the Company would pay or receive if it were to terminate the swap agreements at such dates. The fair value of the swap agreements is estimated by obtaining quotes from the counter party financial institution. The Company is exposed to interest rate risk in the event of nonperformance by the other parties to the agreements, although it does not anticipate nonperformance by such parties.

     The fair value of other fixed rate debt has been estimated based upon relative changes in the Company's variable borrowing rates since the date interest rates were fixed.

     Medite/Europe has entered into certain currency forward contracts to hedge exchange rate risk on the equivalent of approximately $1 million of equipment purchase commitments related to the plant expansion at December 31, 1994 ($4 million at December 31, 1993). At December 31, 1993 and 1994, the fair value of such currency contracts, estimated by obtaining quotes from the counter party financial institution, approximated the contract amount.

NOTE 13 -- COMMON STOCK AND NET INCOME PER COMMON SHARE:

     Common shares outstanding and net income per common share for all periods presented are based upon the 12,100,000 shares outstanding after the 11,000-for-1 stock split effected as of February 28, 1995.

DESCRIPTION OF FOLD OUT PAGE ON INSIDE FRONT COVER OF PROSPECTUS

CLOCKWISE FROM UPPER LEFT

PHOTO 1

PHOTOGRAPH OVERLOOKING A SECTION OF THE COMPANY'S STANDING TIMBER

PHOTO 2

PHOTOGRAPH OF AN INVENTORY PILE OF WOOD RESIDUAL RAW MATERIALS

PHOTO 3

EXAMPLE OF INTERIOR PANELING MADE USING MEDITE FR PRODUCT

PHOTO 4

PHOTO OF KITHEN CABINETS CONSTRUCTED FROM MEDITE 313 INTERIOR MOISTURE
  RESISTANT MDF

PHOTO 5

PHOTO OF THE COMPANY'S MDF FACILITY IN CLONMEL, IRELAND

PHOTO 6

PHOTO OF A MUSEUM DISPLAY CASE CONSTRUCTED FROM MEDITE II MDF

PHOTO 7

PHOTO SHOWING ROUTED DOOR PANELS MADE FROM MEDITE'S HIGH DENSITY MDF

PHOTO 8

PHOTO SHOWING HOW MDF ACCEPTS SCREWS AND FASTENERS LIKE SOLID WOOD PRODUCTS

PHOTO 9

PHOTO OF DEMONSTRATING THE MACHINABILITY OF THE COMPANY'S MDF PRODUCT

                                [MEDITE LOGO]

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)


Issued March 17, 1995



                                6,750,000 Shares

                                [MEDITE LOGO]

                                  COMMON STOCK
                            ------------------------


 OF THE 6,750,000 SHARES OF COMMON STOCK OFFERED HEREBY, 5,400,000 SHARES ARE
     BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 1,350,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE
    UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. SEE
       "UNDERWRITERS." PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
         MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY
      ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE
       BETWEEN $14 AND $16. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE
        FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING
                                    PRICE.


                            ------------------------


  THE COMMON STOCK HAS BEEN APPROVED FOR TRADING ON THE NASDAQ NATIONAL MARKET


         UNDER THE SYMBOL MDFX, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.


                            ------------------------

     THIS OFFERING INVOLVES CERTAIN RISKS. SEE "INVESTMENT CONSIDERATIONS."
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                            UNDERWRITING
                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                            PUBLIC         COMMISSIONS(1)       COMPANY(2)
                                          ----------       ---------------      ------------
Per Share.............................          $                 $                  $
Total(3)..............................          $                 $                  $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."


    (2) Before deducting expenses payable by the Company estimated at $515,549.



    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,012,500 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."

                            ------------------------


     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that the delivery
of the Shares will be made on or about April   , 1995, at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                            ------------------------


MORGAN STANLEY & CO.


       International



                     SALOMON BROTHERS INTERNATIONAL LIMITED


                                                               SMITH BARNEY INC.



April   , 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses to be paid in connection with the issuance and distribution of the securities being registered are as follows and will be borne by the
Registrant:


    SEC Registration Fee......................................................  $ 42,828
    NASD Fee..................................................................    13,596
    NASDAQ Listing Fee........................................................    50,000
    Printing and Mailing Expenses.............................................   150,000
    Legal Fees and Expenses...................................................   125,000
    Accounting Fees and Expenses..............................................    60,000
    Transfer Agent's Fees and Expenses........................................     5,000
    Blue Sky Fees and Expenses................................................    19,125
    Miscellaneous Expenses....................................................    50,000
                                                                                --------
         Total................................................................  $515,549
                                                                                ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting Delaware corporations to indemnify directors, officers, employees or agents against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that (i) such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interest, and (ii) in the case of a criminal proceeding such person had no reasonable cause to believe his or her conduct was unlawful. In the case of actions or suits by or in the right of the corporation, no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper in the circumstances because the indemnified person has met the applicable standard of conduct. Such determination shall be made (a) by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, (b) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (c) by the stockholders of the corporation. Notwithstanding the foregoing, to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Additionally, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation could indemnify him against such liability. The Restated Certificate of Incorporation and the Bylaws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by applicable law.

     The Company's directors and officers are also insured against claims arising out of the performance of their duties in these capacities.

     The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the Registrant and Registrant's officers and directors against certain liabilities under the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On November 8, 1993, Valcor, Inc. acquired 1.3 million shares of the Common Stock of the Registrant in consideration of $20 million. Such amount was returned to Valcor, Inc. in the first quarter of 1994 as return of capital dividend. This stock issuance was made pursuant to the exemption provided by
Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The following exhibits are filed pursuant to Item 601 of Regulation S-K.


EXHIBIT
  NO.                                          DESCRIPTION
- -------   -------------------------------------------------------------------------------------
 1.1      Form of Underwriting Agreement.
 3.1*     Restated Certificate of Incorporation of Registrant.
 3.1.1*   Certificate of Designations of the Series A Preferred Stock.
 3.1.2*   Certificate of Amendment of Restated Certificate of Incorporation of Registrant.
 3.2*     Bylaws of Registrant.
 4.1      See Articles Four, Seven, Eight, Nine, Eleven and Twelve of the Restated Certificate
          of Incorporation of Registrant filed as Exhibit 3.1 to this Registration Statement,
          Exhibits 3.1.1 and 3.1.2 to this Registration Statement and Articles II, VI, VII and
          VIII of the Bylaws of the Registrant filed as Exhibit 3.2 to this Registration
          Statement.
 4.2      Form of Common Stock Certificate.
 5.1      Opinion and Consent of Rogers & Hardin.
10.1*     Agreement between the Minister for Fisheries and Forestry of Ireland and Medite of
          Ireland Limited dated March 18, 1981, incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 filed by Valcor, Inc. on May 20, 1993
          (Registration No. 33-63044).
10.2*     Agreement dated January 1, 1991 between the Registrant (formerly Medford Corporation)
          and Jerry L. Bramwell, incorporated by reference to Exhibit 10.7 of the Registration
          Statement on Form S-1 filed by Valcor, Inc. on May 20, 1993 (Registration No.
          33-63044).
10.3*     Loan Agreement between the Registrant and United States National Bank of Oregon dated
          July 16, 1993, incorporated by reference to Exhibit 10.1 of a Quarterly Report on
          Form 10-Q for the quarter ended June 30, 1993 filed by Valhi, Inc. (File No. 1-5467).

EXHIBIT
  NO.                                          DESCRIPTION
- -------   -------------------------------------------------------------------------------------
10.4*     Indenture between Valcor, Inc. and Ameritrust Texas, N.A., as Trustee, incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 filed by
          Valcor, Inc. on May 20, 1993 (Registration No. 33-63044)
10.5*     Loan Extension Agreement among the Registrant, United States National Bank of Oregon,
          NationsBank of North Carolina, N.A. and Societe Generale, Southwest Agency dated as of September 30, 1994.
10.6*     Loan Agreement between Medite of Europe Limited and the Governor and Company of the
          Bank of Ireland dated October 7, 1993, incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1 filed by Valcor, Inc. on May 20, 1993
          (Registrant No. 33-63044).
10.7*     Finance Contract between Medite of Europe Limited, the European Investment Bank, the
          Governor and Company of the Bank of Ireland dated October 7, 1993, incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1, as amended by
          Amendment No. 4 thereto, filed by Valcor, Inc. on October 27, 1993 (Registration No.
          33-63044).
10.8*     Intercorporate Services Agreement between the Registrant and Valhi, Inc. effective as of January 1, 1994.
10.9*     Medite Corporation 1995 Stock Option -- Stock Appreciation Rights Plan.
10.10*    Consent and waiver among the Registrant, United States National Bank of Oregon,
          NationsBank of North Carolina, N.A. and Societe Generale, Southwest Agency dated as of February 1, 1995.
10.11     Modification Agreement among the Registrant, United States National Bank of Oregon,
          NationsBank of North Carolina, N.A. and Societe Generale, Southwest Agency dated as of February 14, 1995.
10.12     Medite Corporation 1995 Non-Employee Director Stock Option Plan.
10.15     Amendment dated March 10, 1995 to the Finance contract between Medite of Europe
          Limited, the European Investment Bank, the Governor and Company of the Bank of
          Ireland dated October 7, 1993.
10.16     Modification agreement dated March 1, 1995 to the Loan agreement between Medite of
          Europe Limited and the Governor and Company of the Bank of Ireland dated October 7,
          1993.
21.1*     Subsidiaries of the Registrant.
23.1      Consent of Rogers & Hardin (included in Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP
23.3      Consent of Resource Information Systems, Inc.
23.4      Consent of Jaakko Poyry Consulting (UK) LTD.
24.1*     Powers of Attorney (included on the signature page to this Registration Statement).
27.1*     Financial Data Schedule for the year ended December 31, 1994.


     (b) Financial Statement Schedules.

                                                                                PAGE
                                                                                ----
        Index of Financial Statement Schedules................................  S-1
        Report of Independent Public Accountant on Financial Statement
          Schedules...........................................................  S-2
        Schedule I -- Condensed Financial Information of Registrant...........  S-3
        Schedule II -- Valuation and Qualifying Accounts......................  S-9
        Schedule III and IV are omitted because they are not applicable.

- ---------------

* Previously filed.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 17th day of March, 1995.


                                          MEDITE CORPORATION


                                          By:    /s/  MICHAEL A. SNETZER

                                              Michael A. Snetzer
                                                Chairman of the Board and
                                                Chief Executive Officer
                                                (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                 TITLE                     DATE
- ------------------------------------------    -----------------------------    ---------------

       /s/  MICHAEL A. SNETZER                Chairman of the Board            March 17, 1995
            Michael A. Snetzer                  Chief Executive Officer and
                                                Director (Principal
                                                Executive Officer)
                    *                         President, Chief Operating       March 17, 1995
- ------------------------------------------      Officer and Director
            Jerry L. Bramwell

                    *                         Treasurer and Chief Financial    March 17, 1995
- ------------------------------------------      Officer (Principal
             Bobby D. O'Brien                   Financial Officer and
                                                Principal Accounting
                                                Officer)

                    *                         Director                         March 17, 1995
- ------------------------------------------
            Theodore J. Bauer

                    *                         Director                         March 17, 1995
- ------------------------------------------
             John J. Costonis

                    *                         Director                         March 17, 1995
- ------------------------------------------
             Edward J. Hardin

                    *                         Director                         March 17, 1995
- ------------------------------------------
            Harold C. Simmons

 By:    /s/  MICHAEL A. SNETZER
             Michael A. Snetzer
            as Attorney-in-Fact

                               MEDITE CORPORATION

                     INDEX OF FINANCIAL STATEMENT SCHEDULES

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  S-2
Schedule I -- Condensed Financial Information of Registrant...........................  S-3
Schedule II -- Valuation and Qualifying Accounts......................................  S-8

        Schedules III and IV are omitted because they are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULES

To the Stockholder and Board of Directors of Medite Corporation:

     We have audited in accordance with generally accepted auditing standards, the balance sheets of Medite Corporation (a Delaware corporation and a wholly-owned subsidiary of Valcor, Inc.) as of December 31, 1993 and 1994, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994, and have issued our report thereon dated January 27, 1995.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The financial statement schedules listed in the accompanying Index of Financial Statement Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic financial statements. These financial statement schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

     As discussed in Note 7 to the financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes in accordance with Statements of Financial Accounting Standards Nos. 106 and 109, respectively.

                                          ARTHUR ANDERSEN LLP

Portland, Oregon,
January 27, 1995.

                               MEDITE CORPORATION

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1994
                                 (IN THOUSANDS)

                                                                           1993         1994
                                                                         --------     --------
                                ASSETS
Current assets:
  Cash and cash equivalents............................................  $    437     $  1,115
  Accounts receivable..................................................     7,314        6,619
  Receivable from affiliates...........................................       425        2,282
  Inventories..........................................................    16,497       14,547
  Deposits and other...................................................     4,279        2,397
  Deferred income taxes................................................        32          154
                                                                         --------     --------
          Total current assets.........................................    28,984       27,114
                                                                         --------     --------
Other assets:
  Investment in Medite/Europe..........................................    24,408       34,225
  Timber and timberlands...............................................    51,868       53,114
  Prepaid pension cost.................................................     2,983        3,199
  Other................................................................     4,424        4,291
                                                                         --------     --------
          Total other assets...........................................    83,683       94,829
                                                                         --------     --------
Property and equipment.................................................    74,394       80,737
Less accumulated depreciation..........................................    30,405       35,587
                                                                         --------     --------
          Net property and equipment...................................    43,989       45,150
                                                                         --------     --------
                                                                         $156,656     $167,093
                                                                         ========     ========

           See accompanying notes to condensed financial statements.

                               MEDITE CORPORATION

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                      CONDENSED BALANCE SHEETS (CONTINUED)
                           DECEMBER 31, 1993 AND 1994
                                 (IN THOUSANDS)

                                                                           1993         1994
                                                                         --------     --------
                 LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Current maturities of long-term debt.................................  $  8,193     $  8,206
  Accounts payable.....................................................     5,387        5,019
  Accrued liabilities..................................................     6,611        7,046
  Income taxes.........................................................       221           --
                                                                         --------     --------
          Total current liabilities....................................    20,412       20,271
                                                                         --------     --------
Noncurrent liabilities:
  Long-term debt.......................................................    57,325       65,119
  Loan from affiliate..................................................        --        5,000
  Deferred income taxes................................................    17,649       20,391
  Other................................................................     1,877        1,372
                                                                         --------     --------
          Total noncurrent liabilities.................................    76,851       91,882
                                                                         --------     --------
Stockholder's equity...................................................    59,393       54,940
                                                                         --------     --------
                                                                         $156,656     $167,093
                                                                         ========     ========

           See accompanying notes to condensed financial statements.

                               MEDITE CORPORATION

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
                                 (IN THOUSANDS)

                                                               1992         1993         1994
                                                             --------     --------     --------
Revenues and other income:
  Net sales................................................  $139,952     $127,189     $131,055
  Business unit dispositions, net..........................     3,490          500           --
  Interest and other.......................................     5,298        2,710          834
                                                             --------     --------     --------
                                                              148,740      130,399      131,889
                                                             --------     --------     --------
Costs and expenses:
  Cost of sales............................................   125,979      104,873      102,381
  Selling, general and administrative......................     5,777        5,122        5,686
  Interest.................................................     2,333        2,539        5,784
                                                             --------     --------     --------
                                                              134,089      112,534      113,851
                                                             --------     --------     --------
Equity in earnings of Medite/Europe........................     7,453        5,737        9,817
                                                             --------     --------     --------
     Income before income taxes............................    22,104       23,602       27,855
Provision for income taxes.................................     7,538        8,708        9,508
                                                             --------     --------     --------
     Income before cumulative effect of changes in
       accounting principles...............................    14,566       14,894       18,347
Cumulative effect of changes in accounting principles......     1,285           --           --
                                                             --------     --------     --------
     Net income............................................  $ 15,851     $ 14,894     $ 18,347
                                                             ========     ========     ========

           See accompanying notes to condensed financial statements.

                               MEDITE CORPORATION

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
                                 (IN THOUSANDS)

                                                                   1992       1993       1994
                                                                 --------   --------   --------
Cash flows from operating activities:
  Net income...................................................  $ 15,851   $ 14,894   $ 18,347
  Depreciation and depletion...................................     8,248      5,805      6,236
  Deferred income taxes........................................     3,275      3,266      2,391
  Undistributed earnings of Medite/Europe:
     Equity in earnings........................................    (7,453)    (5,737)    (9,817)
     Distributions.............................................        --      8,950         --
  Cumulative effect of changes in accounting principles and
     other, net................................................    (4,918)    (1,015)       247
                                                                 --------   --------   --------
                                                                   15,003     26,163     17,404
  Change in assets and liabilities, net........................     6,084     (6,007)     2,649
                                                                 --------   --------   --------
     Net cash provided by operating activities.................    21,087     20,156     20,053
                                                                 --------   --------   --------
Cash flows from investing activities:
  Capital expenditures.........................................    (8,380)   (13,116)    (8,644)
  Business unit dispositions...................................     9,656       (924)      (756)
  Collection of loan to Medite/Europe..........................     3,542         --         --
  Other, net...................................................        71         77         18
                                                                 --------   --------   --------
     Net cash provided (used) by investing activities..........     4,889    (13,963)    (9,382)
                                                                 --------   --------   --------
Cash flows from financing activities:
  Long-term debt and loans from affiliates, net................   (14,425)    40,433     12,807
  Dividends....................................................   (12,000)   (67,000)    (2,800)
  Capital transaction..........................................        --     20,000    (20,000)
                                                                 --------   --------   --------
     Net cash used by financing activities.....................   (26,425)    (6,567)    (9,993)
                                                                 --------   --------   --------
Net cash provided..............................................      (449)      (374)       678
Balance at beginning of year...................................     1,260        811        437
                                                                 --------   --------   --------
  Balance at end of year.......................................  $    811   $    437   $  1,115
                                                                 ========   ========   ========
Supplemental disclosures -- cash paid for:
  Interest, net of amount capitalized..........................  $  3,302   $  2,038   $  5,511
  Income taxes.................................................     2,568      7,669      9,077

           See accompanying notes to condensed financial statements.

                               MEDITE CORPORATION

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION:

     The Consolidated Financial Statements of the Company are incorporated herein by reference. The Company's investment in Medite of Europe Limited, its wholly-owned Irish subsidiary, is presented herein by the equity method.

NOTE 2 -- INVENTORIES:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                  1993          1994
                                                                 -------       -------
                                                                    (IN THOUSANDS)
        Raw materials..........................................  $13,469       $10,867
        Work in process........................................    1,180           957
        Finished goods.........................................      900         1,535
                                                                 -------       -------
                                                                  15,549        13,359
        Supplies...............................................      948         1,188
                                                                 -------       -------
                                                                 $16,497       $14,547
                                                                 =======       =======

NOTE 3 -- LONG-TERM DEBT AND LOAN FROM AFFILIATE:

     Components of parent-company long-term debt are included in Note 5 to the Consolidated Financial Statements. Maturities of parent-company long-term debt at December 31, 1994 are summarized below:

                           YEAR ENDING DECEMBER 31,                          AMOUNT
        ---------------------------------------------------------------  --------------
                                                                         (IN THOUSANDS)
        1995...........................................................     $  8,206
        1996...........................................................       10,221
        1997...........................................................        8,237
        1998...........................................................        8,255
        1999...........................................................        8,273
        2000 and thereafter............................................       30,133
                                                                            --------
                                                                            $ 73,325
                                                                            ========

                               MEDITE CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              ADDITIONS                              BALANCE
                                                 BALANCE AT   CHARGED TO                             AT END
                                                 BEGINNING    COSTS AND                                OF
                  DESCRIPTION                     OF YEAR      EXPENSES    DEDUCTIONS   RECOVERIES    YEAR
- -----------------------------------------------  ----------   ----------   ----------   ----------   ------
Allowance for doubtful accounts:
  Year ended December 31, 1992.................    $1,060        $ 85        $  (88)       $ --      $1,057
                                                   ======        ====        ======        ====      ======
  Year ended December 31, 1993.................    $1,057        $ 52        $ (322)       $ 11      $  798
                                                   ======        ====        ======        ====      ======
  Year ended December 31, 1994.................    $  798        $166        $ (482)       $ --      $  482
                                                   ======        ====        ======        ====      ======

EXHIBIT
  NO.                                          DESCRIPTION
- -------   -------------------------------------------------------------------------------------
 1.1      Form of Underwriting Agreement.
 3.1*     Restated Certificate of Incorporation of Registrant.
 3.1.1*   Certificate of Designations of the Series A Preferred Stock.
 3.1.2*   Certificate of Amendment of Restated Certificate of Incorporation of Registrant.
 3.2*     Bylaws of Registrant.
 4.1      See Articles Four, Seven, Eight, Nine, Eleven and Twelve of the Restated Certificate
          of Incorporation of Registrant filed as Exhibit 3.1 to this Registration Statement,
          Exhibits 3.1.1 and 3.1.2 to this Registration Statement and Articles II, VI, VII and
          VIII of the Bylaws of the Registrant filed as Exhibit 3.2 to this Registration
          Statement.
 4.2      Form of Common Stock Certificate.
 5.1      Opinion and Consent of Rogers & Hardin.
10.1*     Agreement between the Minister for Fisheries and Forestry of Ireland and Medite of
          Ireland Limited dated March 18, 1981, incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 filed by Valcor, Inc. on May 20, 1993
          (Registration No. 33-63044).
10.2*     Agreement dated January 1, 1991 between the Registrant (formerly Medford Corporation)
          and Jerry L. Bramwell, incorporated by reference to Exhibit 10.7 of the Registration
          Statement on Form S-1 filed by Valcor, Inc. on May 20, 1993 (Registration No.
          33-63044).
10.3*     Loan Agreement between the Registrant and United States National Bank of Oregon dated
          July 16, 1993, incorporated by reference to Exhibit 10.1 of a Quarterly Report on
          Form 10-Q for the quarter ended June 30, 1993 filed by Valhi, Inc. (File No. 1-5467).
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
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
EXHIBIT
  NO.                                          DESCRIPTION
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
10.4*     Indenture between Valcor, Inc. and Ameritrust Texas, N.A., as Trustee, incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 filed by
          Valcor, Inc. on May 20, 1993 (Registration No. 33-63044)
10.5*     Loan Extension Agreement among the Registrant, United States National Bank of Oregon,
          NationsBank of North Carolina, N.A. and Societe Generale, Southwest Agency dated as of September 30, 1994.
10.6*     Loan Agreement between Medite of Europe Limited and the Governor and Company of the
          Bank of Ireland dated October 7, 1993, incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1 filed by Valcor, Inc. on May 20, 1993
          (Registrant No. 33-63044).
10.7*     Finance Contract between Medite of Europe Limited, the European Investment Bank, the
          Governor and Company of the Bank of Ireland dated October 7, 1993, incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1, as amended by
          Amendment No. 4 thereto, filed by Valcor, Inc. on October 27, 1993 (Registration No.
          33-63044).
10.8*     Intercorporate Services Agreement between the Registrant and Valhi, Inc. effective as of January 1, 1994.
10.9*     Medite Corporation 1995 Stock Option -- Stock Appreciation Rights Plan.
10.10*    Consent and waiver among the Registrant, United States National Bank of Oregon,
          NationsBank of North Carolina, N.A. and Societe Generale, Southwest Agency dated as of February 1, 1995.
10.11     Modification Agreement among the Registrant, United States National Bank of Oregon,
          NationsBank of North Carolina, N.A. and Societe Generale, Southwest Agency dated as of February 14, 1995.
10.12     Medite Corporation 1995 Non-Employee Director Stock Option Plan.
10.15     Amendment dated March 10, 1995 to the Finance contract between Medite of Europe
          Limited, the European Investment Bank, the Governor and Company of the Bank of
          Ireland dated October 7, 1993.
10.16     Modification agreement dated March 1, 1995 to the Loan agreement between Medite of
          Europe Limited and the Governor and Company of the Bank of Ireland dated October 7,
          1993.
21.1*     Subsidiaries of the Registrant.
23.1      Consent of Rogers & Hardin (included in Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP
23.3      Consent of Resource Information Systems, Inc.
23.4      Consent of Jaakko Poyry Consulting (UK) LTD.
24.1*     Powers of Attorney (included on the signature page to this Registration Statement).
27.1*     Financial Data Schedule for the year ended December 31, 1994.
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